UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

SOVEREIGN BANCORP, INC.
(Name of Registrant as Specified In Its Charter)
RELATIONAL INVESTORS LLC
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.
☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRELIMINARY COPY
FOR INFORMATION ONLY—NO PROXIES ARE BEING SOUGHT AT THIS TIME

RELATIONAL INVESTORS LLC
PROXY STATEMENT
IN CONNECTION WITH THE
2006 ANNUAL MEETING OF SHAREHOLDERS
OF
SOVEREIGN BANCORP, INC.

This preliminary proxy statement (the “Statement”) will be furnished to the shareholders of Sovereign Bancorp, Inc., a Pennsylvania corporation with its principal executive offices at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (the “Company”), in connection with the solicitation of WHITE proxies by the Relational Funds(1) for use at the 2006 Annual Meeting of Shareholders of the Company (including any adjournments, continuations or postponements thereof, the “2006 Annual Meeting”). The Relational Funds intend to use the WHITE proxy to elect David H. Batchelder and Ralph V. Whitworth (the “Shareholder Nominees”) as directors of the Company and to remove Mr. Jay Sidhu, who is the Chairman, Chief Executive Officer and President of the Company, as a director. More information about the Shareholder Nominees and the removal of Mr. Sidhu can be found below in the sections titled “THE RELATIONAL FUNDS NOMINEES” and “THE REMOVAL OF MR. SIDHU AS A DIRECTOR”.

The Relational Funds, collectively the Company’s largest shareholder, beneficially own an aggregate of 29,976,294 shares of the Company’s common stock, no par value (the “Common Stock”), representing approximately 8.39% of the 357,157,919 shares of Common Stock reported to be outstanding as of October 31, 2005 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The Relational Funds are seeking to elect the Shareholder Nominees as directors and to remove Mr. Sidhu to improve (as described below) the Company’s operating performance, risk profile, corporate governance, credibility with the investment community and, ultimately, its stock price, all of which our research and analyses indicate are well below that of the Company’s peers.

The date of this Statement is March 2, 2006, and the Relational Funds expect to make this Statement available to certain shareholders with whom they discuss the 2006 Annual Meeting, the Shareholder Nominees and the removal of Mr. Sidhu as a director. This Statement will be provided in definitive form to all Company shareholders to whom forms of WHITE proxies are furnished by the Relational Funds, or from whom WHITE proxies are requested by the Relational Funds, no later than the time that forms of WHITE proxies are furnished or such requests are made.

No proxy card for use at the 2006 Annual Meeting is included with this Statement. A WHITE proxy card will be provided by the Relational Funds when the definitive proxy materials are distributed by the Relational Funds to the shareholders of the Company.

(1)          As used herein, the terms “Relational Funds”, “we”, “us” and “our” refer to Relational Investors LLC, Relational Investors, L.P., Relational Partners, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P., David H. Batchelder and Ralph V. Whitworth. Additional information about the Relational Funds is provided in Appendix A to this Statement.

SHAREHOLDERS CAN VOTE FOR THE SHAREHOLDER NOMINEES AND
THE REMOVAL OF MR. SIDHU AS A DIRECTOR
BY SIGNING AND RETURNING WHITE PROXY CARDS.

Shareholders who execute and deliver a WHITE proxy may revoke it at any time before it is voted:

•       By delivering an instrument revoking the earlier WHITE proxy, or a duly executed later dated proxy for the same shares, to:

•        D.F. King & Co., Inc., the Relational Funds’ proxy solicitor, at 48 Wall Street, New York, New York 10005; or

•        to the Secretary of the Company at its principal executive offices at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610; or

•       By voting in person at the 2006 Annual Meeting.

If you hold your shares through a bank, broker or other nominee holder, only that nominee holder can vote your shares, and only after receiving voting instructions from you. Please contact all nominee holders of your shares and instruct them to vote a WHITE proxy card FOR the Shareholder Nominees and FOR the removal of Mr. Sidhu as a director.

If you previously voted for the Company’s nominees, you can change your vote by signing, dating and returning the Relational Funds’ WHITE proxy card to D.F. King & Co., Inc. at its address set forth above. We strongly urge you to vote FOR the Shareholder Nominees and FOR the removal of Mr. Sidhu as a director. Only your latest signed and dated proxy will count at the 2006 Annual Meeting.

If you hold your shares through a bank, broker or other nominee holder, you will need to contact your nominee and follow your nominee’s instructions if you want to revoke a proxy or change your vote.

THE TIMING OF THE 2006 ANNUAL MEETING

For at least the last seventeen years, the Company has held its annual meeting in April, and the Company’s proxy statement for the 2005 annual meeting indicated that the 2006 Annual Meeting would be held on or about April 20, 2006. On January 4, 2006, despite the Company’s long-standing practice and the disclosure in its 2005 proxy statements in the face of our pending proxy contest, the Company announced that its Board of Directors had determined to delay the 2006 Annual Meeting until sometime after August 31, 2006 because “it was essential for management to focus its full attention on the acquisition and integration” of the ICBC Transaction (described below) and because of the “confusion” arising out of the Company’s reversal of its stated position that Company directors are removable with or without cause. This delay would cause the 2006 Annual Meeting to occur only after the sale, described in greater detail below, of 19.8% of the Company’s common stock to Banco Santander Central Hispanico, S.A. (“Santander”) and the potential acquisition by Santander of additional shares of the Company’s common stock. Santander originally contractually committed to vote such shares for reelection of the incumbent board of the Company, and while this provision apparently had to be deleted at the insistence of the New York Stock Exchange (“NYSE”), Santander has since stated its support of the Company’s incumbent board and management. We believe the delay of the 2006 Annual Meeting is a violation of Pennsylvania law, because it was undertaken for the purpose or with the effect of diluting the effectiveness of the shareholders’ vote, and this matter is presently being litigated in the federal district court for the Southern District of New York. There can be no assurance of when the 2006 Annual Meeting will be held.

PROPOSALS FOR ELECTION OF DIRECTORS AND REMOVAL OF MR. SIDHU

At the 2006 Annual Meeting, the Relational Funds intend to (i) nominate David H. Batchelder and Ralph V. Whitworth as the Shareholder Nominees for election to the Company’s board of directors and (ii) propose the removal of Mr. Sidhu from the Company’s board of directors. In taking these actions, we believe the shareholders would be sending an unequivocal message to the remaining directors that they do not want Messrs. Hard, Troilo and Sidhu to serve on the Company’s board, and they should not be put back on the board by subsequent board action. We do not plan to propose any nominee to fill Mr. Sidhu’s seat if he is removed at the 2006 Annual Meeting, and we will not propose to remove Mr. Sidhu at the 2006 Annual Meeting if the Office of Thrift Supervision (“OTS”) were to determine that the removal of Mr. Sidhu would trigger certain regulations of the OTS that would require the Relational Funds to file a control application.

We presently believe, based on the 2005 Proxy Statement and other Company public filings made with the Securities and Exchange Commission (the “SEC”), that two director positions will be open for election at the 2006 Annual Meeting. We further believe that the Company will nominate incumbent directors Brian Hard and Cameron C. Troilo, Sr. for re-election. In any event, once the Company files its proxy materials and announces its nominees, the Relational Funds will amend these proxy materials and the related WHITE proxy card to the extent appropriate or required by applicable law.

According to the Company’s Bylaws,(2) annual meetings of Company shareholders are held on a date designated by the Company’s board of directors. Only shareholders of record at the close of business on the record date fixed by the board will be entitled to notice of, and be permitted to vote at, the 2006 Annual Meeting.

With respect to any WHITE proxies as to which no explicit voting instructions are given, the Relational Funds intend to vote such proxies FOR the Shareholder Nominees and FOR the removal of Mr. Sidhu. However, the Relational Funds’ WHITE proxy card will also allow shareholders to vote individually on each matter to be acted upon at the 2006 Annual Meeting, as well as withhold authority to vote for one or both of the Shareholder Nominees.

BACKGROUND OF AND REASONS FOR THIS SOLICITATION

The Relational Funds are convinced that a change in the existing board of directors of the Company will help to restore confidence in the Company and increase shareholder value. That is why we are asking you to vote the WHITE proxy FOR the Shareholder Nominees, Messrs. Batchelder and Whitworth, and FOR the removal of Mr. Sidhu.

Relational Investors LLC is a San Diego-based registered investment adviser, which advises some of the largest pension funds in the United States. Despite the Company’s repeated claims to the contrary, we are not a hedge fund. We invest in companies we believe are undervalued in the marketplace. Meeting with those companies’ managements, boards and shareholders, we seek to engage in a collaborative process to build a consensus around specific steps such issuers can take to correct what we believe are the reasons for the undervaluation.

We began investing in the Company in June 2004, and today own approximately 8.39% of the stock outstanding as of October 31, 2005. We met with the Company’s management beginning in October 2004. We engaged in an extensive analysis of the Company’s public filings, the results of which are described in this Statement. As a result of our meetings with the Company and what we believed to be the Company’s lack of responsiveness to our recommendations, we made the difficult decision that a collaborative process would not be successful, and we concluded that a change in the Board was essential. Fundamental to this conclusion were the extraordinary compensation arrangements that the Board members had granted themselves and the business relationships between one director, who was Chairman of the Compensation Committee, and the Company. Our conclusion has been reinforced by the actions the Board has taken since we first publicly announced that we would seek representation on the Board: the agreement to sell a

(2)          See Exhibit 3.2 to the Company’s current report on Form 8-K filed on Jan. 4, 2006.

large block of stock to a large Spanish bank (Santander), the structuring and restructuring of the Santander transaction to avoid a shareholder vote, the postponement of the 2006 Annual Meeting, the repudiation of statements in numerous prior SEC filings regarding the rights of shareholders to remove directors, and lobbying for special legislation in Pennsylvania.

•  Santander transaction.   On October 24, 2005, the Company agreed to sell shares to a large Spanish bank, Santander, which represented at least 23% of its then outstanding shares (19.8% pro forma). In addition, Santander has the right to acquire an additional 5% in the market or from the Company. In addition, Sovereign provided Santander with substantial control features. This transaction was structured and, following objections of the NYSE, restructured by Sovereign to avoid a shareholder vote. Simultaneously, Sovereign agreed to purchase Independence Community Bank Corporation (“ICBC”) in a cash merger at a 29% premium to market.

•  Delay in annual shareholder meeting.   Although the Company’s 2005 Proxy Statement stated that the 2006 Annual Meeting would be held on or about April 20, 2006, and Sovereign has held its annual meetings in April for at least the last seventeen years, Sovereign announced on January 4, 2006 that it would delay its annual shareholder meeting by over four months until some indeterminate date after August 3l, 2006.

•  Director removal.   In over 27 public filings with the SEC, the Company asserted that its directors could be removed without cause, and the Company has described this right as “significant” in comparison to other corporations without this right. Yet, after Relational sought to remove directors, the Company sued Relational for trying to exercise that right, asserting that its prior statements were variously the results of a “scrivener’s error”, a “copying error”, “inadvertent error” and an “unfortunate error”. Sovereign also reportedly asserted that it had known about this error for many months, but chose not to disclose it.

•  Mr. Cameron Troilo’s business relationships.   Mr. Cameron Troilo, even as he was serving as the Chair of the Compensation Committee and on the Executive, Ethics and Corporate Governance, Mergers and Acquisition, Nominating and Retirement Savings Plan Committees (and on the Company’s subsidiary Sovereign Bank’s Executive, Asset/Liability, Credit Risk and Risk Management Committees), had loans outstanding from Sovereign Bank, a wholly-owned subsidiary of the Company, that averaged over $15 million in 2002-2005, received rental payments from the Company rising from $68,500 in 1996 to $618,700 in 2001 (the Company stopped disclosing rental payments from 2001 until the filing of the Responsive Disclosure Filing, discussed later on), and bought a building from Sovereign Bank in 2000 at a price 7% lower than the highest bid, with Sovereign Bank providing the financing for the purchase and simultaneously leasing space in the building back to Sovereign.

•  Board compensation.   In 2004, the directors(3) were paid (on average) $313,000—over five times what the directors of the Company’s self-selected peer institutions received, over twice what the boards of the 25 largest banks and thrifts in the country earned and more than the directors of any of these banks. Although the board reduced its compensation in 2005, it still approved a compensation level that was twice that of the average of its self-selected peer group. We believe that these compensation levels are particularly inappropriate because the Company’s return on assets has substantially trailed its peer group. Moreover, the director stock bonus plan in 2004 and 2005 provided that directors’ bonuses were “earned” if cash earning targets that were lower than the Company’s publicly disclosed cash earnings targets were reached. In our view, the reduction in

(3)          In this Statement the terms “Board,” “Board members” or “directors” shall mean the Board as it was composed as of the date of any fact, decision or action referred to in this Statement. We note that Ms. Marian Heard was elected to the Board in 2005 and therefore was not involved in many of the actions described in this Statement.

pay in 2005 and the cancellation of the bonus plan do not negate the concerns raised by the fact that these directors approved these programs and pay in the first place.

These various actions have caused at least three corporate governance rating agencies to reduce sharply the Company’s corporate governance ratings. In two cases, the rating was reduced to an “F”. To our knowledge, no other financial institution has such low ratings.

Another, and equally important, reason for our conclusion is that we believe shareholder value would be improved if Sovereign were operated with less risk and stronger capital.

•  Risk.   We believe that debt ratings by the independent rating agencies represent the relative level of risk of a company. The Company’s debt ratings are not only far below the median of its peer groups, but significantly below the next lowest rated institution in those groups.

•  Capital.   The Company’s pro forma tangible equity ratio for the Santander and ICBC transactions is, by far, the lowest among its peer groups and, indeed, almost 50% below the average.

We believe that Mr. Brian Hard, a director of Sovereign Bank since 1996 and a director of the Company since 1999, and Mr. Cameron C. Troilo, Sr., a director of Sovereign Bank and its predecessor since 1974 and a director of the Company since 1997,(4) should not be reelected, and that Mr. Sidhu should be removed as a director. Both Mr. Hard and Mr. Troilo were directors and members of key committees of the Board when the actions described in this Statement occurred, and Mr. Sidhu, in our view, bears the greatest responsibility for the actions which we believe should cause shareholders to seek a change in the Company’s board of directors.

Although we believe that the conduct of the directors described in this Statement should lead shareholders to reject the re-election of Messrs. Troilo and Hard and to remove Mr. Sidhu, we are not making charges of illegal or immoral conduct on the part of the Company’s board.

Undervalued Share Price

Our analysis has convinced us that for over a decade the Company’s share price has been undervalued compared to the share price of comparable banks and thrifts (the “Peer Group”).(5) As Table 1 below depicts, the Company’s earnings per share multiple has been, on average, approximately 21%(6) lower

(4)          See page 5 of the Company’s definitive proxy statement on Schedule 14A filed on March 19, 1997 and pages 6 and 8 of the Company’s definitive proxy statement on Schedule 14A filed on March 24, 2000.

(5)          Peer Group refers to the Lehman Brothers Mid-Cap Bank Universe as modified by the Company and set forth on page 27 of the Company’s presentation at the Friedman Billings Ramsey European Investor Conference on June 28, 2005. This presentation is available in the “Investor Relations” section of the Company’s website (www.sovereignbank.com).

(6)          As determined by Relational Investors Analytics using data from Thomson Baseline. Price-to-forward EPS discount was calculated by dividing the month-end closing price by the month-end forward twelve months EPS forecast for each month from December 31, 1994 to February 28, 2006. The median price-to-forward EPS multiple for the Peer Group was compared to the Company’s multiple for each time period to determine the discount. All data for this calculation were provided by Thomson Baseline, including the forward twelve months EPS forecast. This discount is further evidenced by similar calculations for the same time period, including: price-to-book multiple (40% average discount), price-to-tangible book multiple (12% average discount), and price-to-assets multiple (54% average discount). Each of these calculations compared the peer median multiple to the Company’s multiple, as reported by SNL Datasource.

than the median earnings per share multiple of the Peer Group from January 1995 through February 28, 2006.(7)

Table 1

Discount of SOV EPS Multiple to Peers
(1995-Present)

The Santander and ICBC Transactions

On October 24, 2005, the Company announced it had entered into two related transactions involving Santander and ICBC (the “Transactions”), in which Sovereign will sell approximately 23% of the Company’s currently outstanding Common Stock (19.8% on a pro forma basis) to Santander at $27 per share, a 15.5% premium above the then-current market price(8) (which the Company depicted as a 24% premium by using a 20-day average).(9) The proceeds will be used to purchase ICBC for $42 per share, a 29% premium above ICBC’s then-current market price, for a total purchase price of $3.6 billion, or more than 40% of the Company’s market capitalization as of the date of announcement.(10) In addition, Santander has the right to acquire an additional 5% of the Company’s common stock in the market or from the Company. The Board approved these transactions and, in our opinion, specifically structured the Santander Transaction to avoid a shareholder vote. The analyst and market reaction to the announcement of the Transactions was sharply negative: the Company’s stock price declined by 8.5% on the first trading day following the announcement.(11)

In our initial version of this Statement, filed four days prior to the announcement of the Transactions (the “Initial Statement”), we specifically mentioned the possibility of the Company pursuing a possible defensive transaction with a foreign partner. Although the Company has claimed otherwise, the timing, structure and effects of the Santander Transaction suggest to us, as well as to journalists, analysts, and

(7)          Earnings per share multiple is defined as price/forward earnings per share.

(8)          As determined by Relational Investors Analytics using data from Thomson Baseline: ($27.00/$23.37).

(9)          See page 11 of the Company’s investor presentation about the transactions, dated October 24, 2005, filed as Exhibit 99.2 to the Company’s current report on Form 8-K on October 25, 2005.

(10)   As determined by Relational Investors Analytics using data from Thomson Baseline and the Company’s current report on Form 8-K filed on October 19, 2005: ICBC purchase price per share divided by pre-announcement price ($42.00/$32.45); ICBC total purchase price divided by the Company’s market capitalization ($3.6 billion/$8.4 billion).

(11)   As determined by Relational Investors Analytics using data from Thomson Baseline: ($21.38/$23.37).

other shareholders, that the Transactions were at least in part a direct and defensive response to our initiative to seek board representation, which the Company had been aware of since May 2005.(12) The Company’s actions to avoid a shareholder vote on the Transactions and to prevent the Company’s shareholders from electing directors of the Company on a timely basis, support our belief.

By approving the Transactions, we believe the Board has failed to protect the Company’s and shareholder’s interests for the following reasons:

•       the Company is seeking to consummate the Santander Transaction without seeking shareholder approval

•       the Company directors had a conflict of interest in approving the Transactions

•       the Company has provided Santander the ability under certain circumstances to acquire complete control of the Company, as well as discouraged any other potential acquisition of the Company, without receiving a control premium

•       the Company is overpaying for ICBC

•       the Board has not obtained a fairness opinion on the Santander Transaction, and we believe that the fairness opinion on the ICBC transaction defines consideration as something other than what the Company is, in fact, paying

We explain our reasons for these conclusions immediately below.

Shareholder Approval.   The Company has asserted that the Santander Transaction does not require shareholder approval, either legally or as a matter of good corporate governance or shareholder democracy. The Company and Santander originally presented to the New York Stock Exchange (“NYSE”) an aggressive proposal designed to avoid shareholder approval under the NYSE’s rules. When the NYSE disagreed with this position, the Company and Santander negotiated with the NYSE a revised proposal in order to avoid seeking shareholder approval. We believe that even this revised proposal requires shareholder approval under the NYSE’s rules, and we have asked the SEC to require the NYSE to enforce its own rules. Absent such an action by the SEC, the Company will not be required to obtain shareholder approval of the Santander Transaction. The cost of a shareholder vote (which the Relational Funds publicly offered to pay) would have been minimal, and the Company could easily have held its annual meeting, at which it could have sought such approval, prior to closing the Santander Transaction.

Even if the Company were not legally obligated to submit the Santander Transaction to shareholders for approval, we strongly agree with the NYSE’s statement in Para. 312.01 of its Listed Company Manual: “Good business practice is frequently the controlling factor in the determination of management to submit a matter to shareholders for approval even though neither the law nor the company’s charter makes such approvals necessary.” This reinforces our belief that modern corporate governance practices require management to actively involve shareholders in major decisions that affect a company.

In addition, we believed that the Santander Transaction was subject, absent a shareholder vote, to the Pennsylvania control share transactions statute (15 Pa. Con. Stat. § 2541 et seq.) which would have allowed other Company shareholders to demand that Santander purchase their shares for fair value. We filed a lawsuit on December 12, 2005 seeking a judicial declaration to that effect. The Company subsequently lobbied the Pennsylvania legislature to exempt the Santander Transaction from this statute, and succeeded in having its bill passed within 48 hours following introduction, and with many members absent. We believe

(12)   See, for example, Jesse Eisinger, Long & Short: Sovereign Bancorp’s Takeover Deal Looks Like a Dis to Shareholders, The Wall Street Journal, Nov. 2, 2005. See also, Todd Davenport, Sidhu’s Deals Fuel Fire; New Allies, Lawyers for Relational, American Banker, Oct. 31, 2005; Sovereign’s Strategy Won’t Perk Earnings, Barron’s Online, Oct. 31, 2005.

that this legislation was enacted in violation of Pennsylvania law. Therefore, we have withdrawn our original claims premised upon the prior statute, and we have filed an action in Pennsylvania challenging the new legislation.

Beyond the legal requirements, we believe that basic principles of corporate governance and shareholder democracy require a shareholder vote for such transformational transactions. Our view has been publicly shared by many of the Company’s largest shareholders, the Council of Institutional Investors and a number of legal and corporate governance experts.(13)

Conflicts of Interest: Directors’ Continued Directorships.   Under the terms of the original agreement with Santander prior to the November 22 restructuring (the “Investment Agreement”, as amended, the “Amended Investment Agreement”), the Company’s directors were assured that Santander would keep them on the board of the Company for the next ten years if Santander acquired the Company and they were then serving on the board, and Santander would vote for them in the interim.(14) Although no director fees were specified in the Investment Agreement, and the fees could have been less than fees previously paid, based on 2004 director compensation levels, this would have been worth over $3.1 million for each director; based on 2005 levels, it would be worth over $1.5 million.(15). We believe that this commitment to retain all of the former public company directors as directors of what would then be a wholly-owned subsidiary for a lengthy period, is unprecedented and created a conflict of interest for the directors with respect to the Santander Transaction—they were approving a transaction under which they would keep their directorships, and presumably receive directors’ fees, for the next ten years if Santander acquired the Company. Although this provision was later terminated to satisfy the NYSE’s control issues, we believe the conflict issue cannot be dispelled: no restructuring can undo the fact that the decision to enter into the Santander Transaction was made by a conflicted board.

Sale of Control Without a Control Premium.   We believe, and the Company has implicitly acknowledged, that the price being paid by Santander for the Company’s shares does not represent a control premium.(16) Despite there being no control premium, we strongly believe, based on the following facts, that the Company has sold substantial control of itself to Santander:

•       Absolute share ownership.   Santander will initially acquire shares constituting at least 23% of the Company’s currently outstanding shares (19.8% on a pro forma basis) and is authorized to acquire immediately another 5%.(17)

(13)   See, for example, the public letters of Franklin Mutual Advisers, Harris Associates LP, Council of Institutional Investors, New Jersey Investment Council, the California Public Employees’ Retirement System, and the California State Teachers’ Retirement System to the NYSE. See also John Coffee, Sovereign/Santander Deal: will the NYSE stand up?, New York Law Journal, Nov. 17, 2005.

(14)   See Section 9.02(a) of the Investment Agreement, filed as Exhibit 10.1 to the Company’s current report on Form 8-K on October 27, 2005.

(15)   For 2004 compensation information, see the 2005 Proxy Statement; for 2005 compensation information, see the Company’s current report on Form 8-K filed on August 5, 2005.

(16)   See, for example, Mr. Jay Sidhu’s comments on the Company’s October 25, 2005 conference call (the “Transactions Announcement Call”) (Mr. Sidhu: “We are not selling to Santander a controlling interest in Sovereign Bancorp without getting a premium, market premium for our shareholders.”)

(17)   See Sections 2.01 and 2.03 of the Amended Investment Agreement.

•       Relative share ownership.   At these share ownership levels, Santander will be, by far, the largest Company shareholder—with more than four times the holding of the current largest shareholder at the 24.9% level. Moreover, the Company’s poison pill, which cannot be modified to allow anyone else to own more than 9.9% of the Company’s Common Stock without Santander’s consent, assures that Santander will always have at least 2 times (and possibly up to 2.5 times) the holding of any other shareholder.(18)

•       Maintenance of share ownership.   Santander is granted preemptive rights at a preferential price to maintain its ownership position.(19)

•       Increase in share ownership.   Santander has the right to increase its share ownership over 24.9% as a result of stock buy-backs (which the Company has said it intends to resume).(20) Following the second anniversary, if the Company does not accept an offer by Santander that the Amended Investment Agreement requires the Company to accept (e.g. as long as Santander’s offer matches an appraisal or a market check, and in the third year of the standstill is over $40 per share), Santander can buy an unlimited percentage of the Company’s shares.(21)

(18)   See “Unusual Board-Approved Takeover Devices” below for a discussion of the Company’s poison pill.

(19)   See Section 2.04 of the Amended Investment Agreement.

(20)   See, for example, Mr. Mark McCollom’s comments on the Transactions Announcement Call (Mr. McCollom: “[Sovereign will] have the ability in 2007 to buyback shares. . . .”).

(21)   See Sections 2.03(a) and Article VIII of the Amended Investment Agreement. Although the Investment Agreement provided greater flexibility to Santander, under the revised terms required by the NYSE, Santander is prohibited from making an acquisition proposal for the first two years and from making an acquisition proposal below $40 per share for the next year, and is generally prohibited from acquiring additional shares for five years, other than in response to a proposal made by a third party or, with respect to the acquisition of shares, the closing of a transaction by the Company with a third party, pursuant to the permitted forms of proposals contemplated in the third through fifth years or upon a breach by the Company of its obligations respecting third party proposals. Because Subchapter E (“Subchapter E”) of the Pennsylvania Business Corporation Law (“PBCL”) provides that a controlling shareholder, which is any person having voting power with respect to 20% or more of the voting shares, must acquire at fair value the shares of any objecting shareholder, the Santander Transaction contemplated putting such number of shares as would be necessary to avoid the application of Subchapter E into a voting trust while the Company sought to amend the Company’s charter to render Subchapter E inapplicable to the Company. Since entering into the agreements with Santander, however, as a result of litigation brought by us claiming that the provisions of Subchapter E had already been triggered, the Company successfully lobbied the Pennsylvania legislature to amend Subchapter E to exempt the Santander Transaction from Subchapter E, and thus there would be no restriction on Santander’s ability to vote 20% or more of the Company’s voting shares. Counsel for Santander has apparently indicated to the SEC, however, that Santander would use the voting trust until shareholder approval is obtained.

•       Board representation.   Santander is entitled by contract to have two of its senior executives serve on an expanded 10-person board which, as the Company’s CEO has acknowledged, is a “huge representation”.(22) One Santander designee must be appointed to each board committee, although this right could be affected by the NYSE’s rules.(23)

•       Planting of senior-level Santander employees at Sovereign.   Santander has the contractual right to place designated employees, with direct reporting to department heads, within each of the Company’s financial control, internal audit and risk management departments.(24)

•       Purchase of other Sovereign securities.   At Sovereign’s option, Santander is required to purchase up to $600 million in preferred stock and $600 million in debt securities issued by the Company to finance its proposed acquisition of ICBC. This will increase Santander’s ownership of the Company’s capital to well above 25%. The preferred stock and/or debt securities may contain other restrictions or rights that provide additional control features.

•       Lock-Up and Lock-Out Features.   There are a number of features of the arrangements that discourage a third party from seeking to acquire control of the Company:

(i)                          Santander has a huge financial advantage over any third-party bidder because it will have acquired up to 24.99% of Sovereign’s common stock at a price well below a true control premium. The Company’s CEO acknowledged that “Santander will have an advantage over others [bidders for the Company] because they [will] already own 24%.”(25)

(22)        See Mr. Sidhu’s comment on November 2, 2005 at the Ryan Beck 2005 Financial Institutions Investors Conference (Mr. Sidhu: “[W]e’ve structured this deal to have huge representation on our board of shareholders [sic].”).

(23)   See Sections 8.11(a) and (c) of the Amended Investment Agreement.

(24)   See Section 7.05 of the Amended Investment Agreement.

(25)   See Mr. Sidhu’s comments on the Transactions Announcement Call.

(ii)                      Prior to the closing, the Company cannot respond to any “Acquisition Proposal” from any third party; although there is a “fiduciary out,” it is very restrictive and would trigger an uncapped break-up fee that could effectively amount to a substantial multiple of the stated $200 million break-up fee disclosed by the Company because Santander will be able to both purchase 19.8% of the common stock, and sell such shares at a profit, and receive the break-up fee.(26) The break-up fee was not present in the original Investment Agreement; we believe it was added in effect to limit the fiduciary out that the NYSE required.

(iii)                  For three years, the Company cannot solicit Acquisition Proposals from any third party, and for the next two years it can only do so after first inviting Santander to make a proposal.(27)

(iv)                    The term “Acquisition Proposal” is very broadly, and very unusually, defined to include not merely an actual proposal but “any indication of interest” about a proposal or even any “inquiry” relating to a proposal.(28)

(v)                    In an unusual provision, the break-up fee must be paid in full even if a third party transaction does not close.(29)

(26)   See Sections 8.03(a), 12.01(e)(vi), 12.02(b) and 13.14 of the Amended Investment Agreement. The fiduciary out requires that the board can only accept an alternative proposal if it is advised in writing by counsel that it is required by the PBCL to do so in order to comply with its fiduciary obligations. The PBCL provides the board broad leeway to consider interests other than those of the shareholders, in considering the best interests of the corporation, and further provides that in connection with an acquisition or potential acquisition of control, if the majority of the disinterested directors shall have assented, it is presumed that the board’s fiduciary duty requirement has been satisfied unless it is proven by clear and convincing evidence that the disinterested directors did not assent to such act in good faith after reasonable investigation. Given this statute, it is unlikely that, as long as disinterested directors approved the action, Pennsylvania counsel would advise that any action is required to comply with a board’s fiduciary duties. As we read these provisions (principally Section 13.14), the Company must effectively require as a condition of any acquisition agreement with a third party entered into in reliance on the “fiduciary out” provision, that such agreement allow Santander to purchase its shares in the Company before the closing of the third party acquisition. As a result, Santander could acquire its shares of Common Stock, then terminate the Amended Investment Agreement, thereby receiving both (i) the $200 million cash payment and (ii) a premium on the shares of Common Stock it purchased if the subsequent deal is consummated.

(27)   See Sections 8.03(a)(i), 8.05(a), 8.06(a) and 8.07(a) of the Amended Investment Agreement.

(28)   See Section 1.01(a) of the Amended Investment Agreement.

(29)   See Section 12.02(b) of the Amended Investment Agreement.

(vi)                    For the first two years after the closing, Santander has a right of first negotiation and a right of first refusal with respect to any Acquisition Proposal.(30)

(vii)                In the third year after the closing, Santander has a right of first negotiation and matching rights.(31)

(viii)    In the fourth and fifth years after the closing, Santander has a right of first negotiation and matching rights, thereby again making a third party bid unlikely.(32)

We believe that these provisions make it highly unlikely that any third party will ever seek to acquire the Company. What potential acquirer would invest the time and expense, especially considering the reputational risk of a failed approach. Failure is by no means unlikely, since there will be an existing 19.8-24.9% shareholder with board representation and employees placed in important positions, and that has the right to negotiate exclusively for 30 days (90 days in the fourth and fifth years after closing if Santander has made a proposal). After that, the Company could enter into an agreement with Santander which prohibits the Company from entertaining any other proposals or thereafter terminating the agreement upon the receipt of any proposal at any price (an “Exclusive Agreement”), and which gives Santander the ability to successfully match any other offer.

•       Special access to information.   Santander will have special and significant access to the Company’s auditors and senior officers, and will receive special and significant financial, operating, budget, regulatory and other information about the Company.(33)

•       Absence of passivity commitments.   In situations involving the level of Santander’s share ownership, and, indeed, at far lower levels, bank regulatory agencies have required so-called “passivity” commitments to avoid control. Santander has made virtually none of these passivity commitments, and the terms of the Amended Investment Agreement are entirely inconsistent with them.

Although the NYSE has determined that these arrangements do not constitute control for its purposes, we believe that based on precedential determinations by the SEC and the courts, control or at least substantial elements of control will exist.

(30)   See Sections 8.05(c) and 8.08(b) of the Amended Investment Agreement.

(31)   See Sections 8.06(h) and 8.08(b) of the Amended Investment Agreement. If Santander makes a proposal above $40 during the third year (or at any price during the fourth and fifth years), then the Company and Santander would negotiate for 30 days (90 days during the fourth and fifth years) on an exclusive basis, and if they agreed, the Company could enter into an Exclusive Agreement. Only if they did not agree would the Company either seek an appraisal of the Company, or conduct a market check, and Santander could then cause the Company to enter into an Exclusive Agreement at the price arrived at by the appraisal or the market check—neither of which processes would give a third party, which is required to sign a standstill agreement to make a binding offer in the market check, an opportunity to enter into an agreement with the Company at that price, unless Santander declined to. In addition, these provisions specifically contemplate that the Company may enter into an agreement with Santander at a price lower than that arrived at by the appraisal or market check.

(32)   See Sections 8.07(e) and 8.08(b) of the Amended Investment Agreement.

(33)   See Section 5.02 of the Amended Investment Agreement.

Excessive Premium for ICBC.   We, along with many analysts, believe that the Company is paying an excessive premium for ICBC.(34) Among the reasons cited by the analysts for their view are the following:

•       Premium to Market.   The Company is paying a 29% premium to ICBC’s pre-announcement market price. This compares to the median premium to market price of 6% for comparable transactions. Based on a trading price two weeks prior to the announcement, the premium paid for ICBC was 31%, compared to 16% for similar transactions. Additionally, the Company acquired ICBC for 3.62 times its tangible book value, which is almost 15% higher than similar transactions (3.18 times), and paid a 47% premium for ICBC’s core deposits, compared to a 26% premium for similar transactions.(35)

•       Tangible Equity Decline.   Due to the high purchase price, the Company’s tangible equity ratio would decline precipitously from an already low 4.54% to 3.26%—the lowest by a wide margin of the 50 largest U.S. banks and thrifts and only about one-half of the average of the Company’s peers.(36)

•       Earnings Dilution.   We, along with many analysts, believe that the Company’s statements about earnings accretion were exaggerated. Indeed, the Company now appears to have scaled back its estimate for the first year.(37)

•       Increased Real Estate Exposure.   At a time when there are widespread concerns about the banking industry’s exposure to the real estate sector, the ICBC Transaction would increase the Company’s real estate exposure from 67% to 73% of total loans.(38)

•       Operating Metrics.   ICBC ranks in the bottom quartile of the Company’s Peer Group in terms of such key operating metrics as return on assets, return on equity, equity capital ratio and net interest margin.(39)

Fairness Opinions.   The Board has failed to obtain opinions: (i) that the price Santander was paying to acquire the Company’s shares of common stock was fair to the Company; (ii) that the consideration being paid by the Company to ICBC shareholders ($42.00 cash per share) was fair to the Company or (iii) that the two Transactions taken together were fair to the Company. Based on the description in the

(34)                      See, for example, Keith Horowitz, SOV: We View the ICBC Deal As Disappointing, Citigroup (Oct. 26, 2005); Kenneth M. Usdin, From Spain to Brooklyn: First Look at Today’s Deals, Banc of America (Oct. 24, 2005); Salvatore J. DiMartino, A Funny Thing Happened On the Way To the Forum: Downgrading to Peer Perform, Bear Stearns (Oct. 31, 2005).

(35)                      As determined by Relational Investors Analytics using data from SNL Datasource. Similar transactions include all bank and thrift transactions between $500 million and $10 billion in value since 2000 in the New York and New Jersey area. This is the same criteria for similar transactions which the Company portrayed on page 33 of its October 24, 2005 presentation. Both one-day and two-week premiums are shown to account for any distortion due to takeover speculation.

(36)                      See page 9 of the Appendix to Relational’s Shareholder Value Forum presentation, Exhibit 99.2 of Relational’s Schedule 14A filed on November 9, 2005 (the “Appendix”). Calculations are made as of September 30, 2005 on actual and pro-forma bases, respectively.

(37)                      See, for example, Joseph Fenech, Additional Thoughts Post-Conference Call; Lowering Ests. and Price Target, Sandler O’Neill (October 26, 2005); see also pages 11-12 of the Appendix. Compare the disclosure concerning accretion to earnings per share in the Company’s investor presentation dated October 24, 2005 to that of its disclosure in its letter to shareholders dated November 25, 2005.

(38)                      See page 10 of the Appendix.

(39)               See page 5 of the Appendix.

ICBC merger agreement, the Board obtained an opinion of Citigroup Global Markets Inc. to the effect that “the consideration (defined in the Citigroup opinion to include (a) the shares of Sovereign Common Stock issued or sold to Banco Santander pursuant to the Investment Agreement, plus (b) the amount of cash consideration paid to ICBC stockholders as Merger Consideration pursuant to this Agreement to the extent such amount exceeds the cash consideration received from Banco Santander in connection with the purchase of Sovereign Common Stock by Banco Santander pursuant to the Investment Agreement) is fair to Sovereign from a financial point of view.”(40) We believe that it is very unusual for a company to proceed with such major transactions without any meaningful fairness opinion on the transactions individually or as a whole, and that the Board’s failure to obtain a fairness opinion is another key reason why the Shareholder Nominees should be elected and Mr. Sidhu removed from the Board.

In summary, we believe the Board’s actions in approving a transaction that provides substantial control to a third party without a control premium, particularly in a context where, in our opinion, the transaction was undertaken to entrench existing management, provides ample justification for the replacement of Messrs. Hard and Troilo, and the removal of Mr. Sidhu from the Board. We would note that despite the extraordinary leeway given by the Pennsylvania legislature to protect incumbent management (described in footnote 26), the Santander Transaction in our view is not entitled to the presumption that the directors have satisfied their fiduciary duties because all of the directors, in approving the Santander Transaction, were interested parties—they were receiving contractual commitments from Santander to keep them as directors for the next ten years if Santander acquired the Company, and to vote for them as directors in the interim. We believe the Santander Transaction was structured to avoid shareholder approval because the Board feared the shareholders would not approve the transaction. This transaction, and the actions taken by the Board since—delaying the annual meeting and reversing their previously disclosed position that shareholders have the right to remove directors—demonstrate, in our view, why a change in the composition of the Company’s Board is required.

Director Conflicts of Interest

The Relational Funds believe that, in accordance with guidance from the OTS, the NYSE and the Company’s own Code of Conduct and Ethics, directors must be free of any conflict of interest that a reasonable investor would view as influencing the objectivity, or having the appearance of affecting the objectivity, of directors in carrying out their duties to the Company and its shareholders.(41) In our view, any director that has such a conflict of interest as defined should not be regarded as truly “independent”. We recognize that, under the NYSE’s rules, the question of independence is determined by the board itself (unless certain specific requirements are violated), and therefore, we do not maintain that the Company is in violation of those rules unless and until the NYSE disagrees with the board’s conclusion.

According to the Company’s Code of Conduct and Ethics posted on its website,(42) “a ‘conflict of interest’ occurs when an individual’s private interest . . . appears from the perspective of a reasonable person to interfere in a qualitatively or quantitatively material way, with the interests of Sovereign as a whole.” The policy goes on to say that “[o]rdinarily, a conflict exists when an outside interest could actually

(40)                      See Section 5.10 of the Agreement and Plan of Merger between the Company and ICBC, Exhibit 2.1 to the Company’s current report on Form 8-K filed on October 27, 2005.

(41)                      See 12 C.F.R. §563.200, NYSE Listed Company Manual Paragraph 303A.10, and Section II.B of Sovereign’s Code of Conduct and Ethics (revised as of December 2004). See Listed Company Manual Paragraph 303A.02. As an NYSE listed company, the Company is subject to the NYSE’s independence rules

(42)                      The Company’s Code of Conduct and Ethics is available in the “Investor Relations” section of the Company’s website (www.sovereignbank.com).

or potentially influence the judgment or actions of an individual in the conduct of Sovereign’s business.”(43)

As the Company’s Code of Conduct and Ethics supports, it is well established that good corporate directors must avoid conflicts arising from their own personal interests in receiving money, perquisites and other benefits from the companies they serve. Furthermore, directors should strive to avoid even those situations that create the appearance of such conflicts. This is particularly true when such conflicts involve directors’ personal financial interests.

As outlined herein,(44) we believe that the Board, including Messrs. Hard, Troilo and Sidhu, have failed to avoid such conflicts.

In a current report on Form 8-K filed on November 21, 2005 (the “Responsive Disclosure Filing”), the Company attempted to discredit many of the assertions made and questions raised by the Relational Funds in our Initial Statement. While this was a voluntary filing by the Company, it confimed all of our original factual assertions, and raised further issues regarding the independence of the directors, specifically relating to Mr. Troilo’s real estate business relationships with the Company.

As members of the Board, Messrs. Hard and Troilo must share personal and direct responsibility for these conflicts. Mr. Hard has served on the Board’s Compensation Committee for the past five years and the Ethics and Corporate Governance Committee for the past four years, and has chaired the Audit Committee since 2000. Mr. Troilo, notwithstanding substantial business relationships with the Company, served on the Board’s Compensation Committee for the past six years and was its Chairman for the past five years, served as a member of the Ethics and Corporate Governance Committee for the past six years, and was a member of the Audit Committee from 1998 to 2000, and also served on Sovereign Bank’s Executive, Asset/Liability and Credit Risk and Risk Management Committees (45) Apparently, sometime this fall, and without any public disclosure, Mr. Troilo ceased to serve on a number of committees without any explanation by the Company.(46) Since there was no public disclosure of the reasons for these changes, we do not know whether the Company or Mr. Troilo took this action because of a belief that, when considered together with the millions of dollars in loans made to Mr. Troilo and the hundreds of thousands of dollars of annual rental income received by Mr. Troilo from the Company, he was not independent.

(43)                      See page 10 of the Company’s Code of Conduct and Ethics (revised as of December 2004). (Emphasis added.)

(44)                      See the subsections “Excessive, Unusual, and Discriminatory Director Compensation Plans” and “Business Transactions and Relationships between Directors and the Company” below, and the “Conflicts of Interest: Directors’ Guaranteed Directorships” subsection under “The Santander and ICBC Transactions” above.

(45)                      See the Company’s definitive proxy statements on Schedule 14A for the respective years.

(46)                      A chart of new Board committee memberships is available in the “Investor Relations” section of the Company’s website (www.sovereignbank.com).

Excessive, Unusual, and Discriminatory Director Compensation Plans

Excessive Compensation for Board Members

The NYSE’s Corporate Governance Guidelines provide that “[t]he board should be aware that questions as to directors’ independence may be raised when directors’ fees and emoluments exceed what is customary.”(47) We believe that the Company’s directors have paid themselves fees so far beyond what is customary as to raise serious questions about their judgment and motivation.

The total value of money and other compensation the Board members awarded themselves is many times greater than the director compensation at comparable companies. Based on the Company’s disclosures, we have calculated that the average compensation of the Company’s directors in 2004 was $313,127.(48) This is more than double the median of average annual director compensation for America’s 25 largest publicly-held banks and thrifts, and more than five times the median of average annual director compensation for the Company’s Peer Group.(49) In fact, the Board members, including Messrs. Hard and Troilo, approved higher pay for themselves in 2004 than the pay received by directors of every other public bank and thrift in the United States, including huge international money center banks like Citigroup and Bank of America. In addition, although the Company reduced director compensation in 2005 to an average of $160,000,(50) this is still more than twice the median average annual director compensation for the Company’s peer group. Furthermore, in comparison to the 17 largest U.S. banking organizations with assets below $200 billion, the payments to the Company’s directors have been approximately two times the average for these other organizations’ directors, whether using a three-year, five-year or six-year average. In three of the last six years, the Company’s directors were paid more than the directors of any of these other banking organizations.(51)

We are convinced that when directors are paid such relatively huge sums, their willingness and ability to objectively oversee management is inherently compromised. We also believe that such excessive compensation impairs the directors’ objectivity in evaluating strategic alternatives that may involve eliminating their positions. We further note that the Company, in choosing to make the Responsive Disclosure Filing, did not choose to address the issue of director compensation.

Unusual Director “Bonus” Program

In June 2002, the Board established for itself the Non-Employee Directors Stock Bonus Program, a special bonus program that was highly unusual, if not unique (the “Director Bonus Program”).(52) The Director Bonus Program granted directors contingent compensation if the Company achieved certain “cash earnings targets”, as defined.(53) We believe that this special program created two potential conflicts

(47)   NYSE Listed Company Manual, Paragraph 303A.09.

(48)   As determined by Relational Investors Analytics using data from SNL Datasource and the 2005 Proxy Statement. For additional information, see page 7 of the Appendix and pages following Appendix.

(49)                      As determined by Relational Investors Analytics using data from SNL Datasource, Bloomberg, the 2005 Proxy Statement and proxy materials for each of the Peer Group banks and the 25 largest banks and thrifts. For additional information, see page 7 of the Appendix and pages following the Appendix.

(50)   See the Company’s current report on Form 8-K filed on August 5, 2005.

(51)   Averages determined through the end of 2004 because 2005 proxy statements have not been filed.

(52)   This definition includes the Non-Employee Directors Stock Bonus Program, amended and restated as the Non-Employee Directors Bonus Program (see page 21 of the Company’s preliminary proxy statement on Form PRE 14A filed on March 9, 2004).

(53)   See page 18 of the 2003 Proxy Statement.

for Board members. First, because the cash earnings targets were established by the Board itself, the directors could increase the likehood of receiving bonus compensation by establishing low targets. Second, because these targets were the same as those used for the Senior Officers Stock Bonus Program (the “Executive Bonus Program”)(54), the Board’s ability to set objective executive management compensation targets may have been compromised.

Our concerns in this regard were compounded when we discovered that, as shown in Table 2, the cash earnings targets established by the directors to “earn” their bonuses were well below the Company’s publicly disclosed cash earnings targets. Put another way, the directors could “earn” their bonuses under the Director Bonus Program even when the Company did not meet its announced goals. The Company and the Board have never offered publicly any explanation or justification as to why they would take the highly unusual, if not unprecedented, action of establishing the Board’s own bonus targets below the earnings targets disclosed to investors.

Table 2

Fiscal Year	Publicly Disclosed Cash Earnings Targets(55)	Director Bonus Program and Executive Bonus Program Cash Earnings Targets(56)	Approximate % Below Publicly Disclosed Target
2004	$1.75-$1.85	$1.70	3%-8%
2005	$2.10-$2.15	$1.95	7%-9%

In January 2004, the Board amended the Director Bonus Program and the Executive Bonus Program so that bonuses previously payable in Common Stock would be paid in risk-free cash.(57) Interestingly, the timing of the Board’s decision coincided with the Company’s all-time high share price of $24.51 on January 16, 2004. The Board’s decision benefited directors and management by eliminating the risk of receiving Common Stock that might, and in fact did, depreciate. The Board has never publicly explained or justified these changes.

Director Approved Changes to Enrich the Director and Executive Bonus Programs

The Board and management made adjustments to GAAP earnings for purposes of calculating bonuses under certain management bonus programs, as well as for the Director Bonus Program described above.  During the period 2000 through 2004, the Company generated GAAP earnings of approximately $1.3 billion.  During this same period, the Board approved and authorized “adjustments” and “add-backs” of approximately $571 million, or 45% of GAAP earnings.(58)  The Board members and management received bonus compensation based on these adjusted earnings.  The Relational Funds believe that the Board’s actions with respect to “adjustments” and “add-backs” have misaligned executive and Board member compensation.

(54)   See page 21 of the 2003 Proxy Statement.

(55)   See page E of the Company’s 2001 Annual Report.

(56)   See pages 18 and 21 of the 2003 Proxy Statement.

(57)   See pages 21 and 24 of the Company’s preliminary proxy statement on Form PRE 14A filed on March 9, 2004.

(58)   See, for example, page 13 of the Company’s 2004 Annual Report ($571 million on “unusual and extraordinary items” added back to determine “operating income” for the periods 2000 – 2004).

In 2001, the Company established a goal of $2.00 in operating earnings by 2005.(59)  Operating earnings was defined on page 9 of the Company’s 2001 Annual Report as “net income plus tax-effected add-back of non-operating items such as merger-related, restructuring and integration charges related to recent acquisitions.”  The Company reaffirmed this $2.00 goal in October 2004.(60)  In January 2005, the Company disclosed that the Board had approved a change in the definition of operating earnings to exclude the after-tax effect of intangible asset amortization.(61)  In July 2005, after the definition change, the Company presented the same goal of $2.00 in operating earnings for 2005.  Under the old definition, the 2005 operating earnings goal would have been $1.87, well short of the original $2.00 goal presented prior to the definition change.(62)  We believe that the lack of disclosure of this change and the fact that senior officers can receive bonuses based on the new definition of operating earnings(63) raise a question whether this change was designed to somehow increase the likelihood of executives receiving bonuses.

Discriminatory Two-Tiered Board Compensation Scheme

The extraordinary nature of the Board’s compensation structure is further illustrated by an unprecedented and discriminatory two-tier board compensation scheme (the “Two-Tiered Plan”) that was in place until one day after we met with the Company’s entire Board of Directors and voiced our criticism of this structure. This scheme was adopted by the Board before the appointment of Ms. Marian Heard as a director. The Two-Tiered Plan was approved by the Board’s Compensation Committee (at that time chaired by Mr. Troilo and of which Mr. Hard was also a member). The Two-Tiered Plan divided the directors into two classes, depending on when they were elected or appointed to the Board.(64) One class of directors (the “First Class”) was distinguished by having been elected or appointed to the Board prior to March 24, 2004. The First Class directors were entitled to receive total average annual compensation under the Two-Tiered Plan of $313,127 in 2004.(65) In stark contrast, directors elected or appointed after March 24, 2004 (the “Second Class”) were entitled to receive an annual retainer of only $63,000 plus applicable meeting fees.(66) This was true even though the First and Second Class directors had the same obligations, liabilities, responsibilities and overall workload. Mr. Rothermel, Mr. Troilo, Mr. Hard, Mr. P. Michael Ehlerman and Mr. Andrew C. Hove, Jr. were First Class Directors, and Ms. Heard was the only Second Class Director. Only after we raised this issue with the Board was this two-tiered structure eliminated.

(59)   See Page E of the Company’s 2001 Annual Report.

(60)   See the Company’s current report on Form 8-K filed on October 20, 2004.

(61)   See the Company’s current report on Form 8-K filed on January 19, 2005.

(62)   See the Company’s current report on Form 8-K filed on July 19, 2005.

(63)   See page 24 of the 2005 Proxy Statement.

(64)   See page 20 of the 2005 Proxy Statement.

(65)   As determined by Relational Investors Analytics using data from SNL Datasource and pages 20-21 of the 2005 Proxy Statement.

(66)   See page 20 of the 2005 Proxy Statement.

We could not find any other company that has adopted a similarly discriminatory director compensation scheme. We believe that each Board member has the same duties, obligations and responsibilities to the Company and its shareholders. The concept of equal compensation for equal work is fundamental to the framework of the American business system. In our view, the Board’s decision to create two tiers of compensation for the same job shows poor business judgment and calls into question the decision-makers’ sense of fairness.

The Board’s Reactive Measures

On May 23, 2005, representatives of the Relational Funds met with the entire Board. During the meeting, we respectfully requested that the Board engage a nationally recognized compensation expert and undertake a comprehensive review of director compensation. We also requested that the Board immediately eliminate the Director Bonus Program. Finally, we requested that the Board immediately eliminate its two-tiered compensation scheme. We emphasized the risk the Board had taken by adopting the Two-Tiered Plan, and how it exposed the Company to severe public criticism, if not litigation.

The next day the Board eliminated the discriminatory Two-Tiered Plan. The Board also announced that it “[was] in the process of engaging an independent nationally recognized compensation consulting firm to review Sovereign’s existing compensation system . . . .”(67) On August 1, 2005 the Company eliminated, effective October 1, 2005,(68) the Director Bonus Program and reduced director pay to an amount near the median director compensation we presented on May 23, 2005.(69) We welcomed these changes. We also appreciated the Board’s implicit acknowledgment that the previous programs were over-generous. Despite these changes, however, compensation of the Company’s directors remains more than two times the median annual average of the Company’s Peer Group. In any event, despite their reaction to our constructive criticism and particularly in response to the actions they have taken in the past months with respect to the Santander and ICBC transactions, the delay of the 2006 Annual Meeting and right to remove directors without cause, we believe that in order to achieve the goals of improved performance, risk reduction, better corporate governance and investor confidence, Messrs. Hard and Troilo should not be re-elected, and Mr. Sidhu should be removed as a director.

Corporate directors are among the few people in our society who are entrusted with the authority to set their own pay. Because of the interplay between temptation and solemn duties to others inherent in this unusual authority, directors’ fair and responsible exercise of this authority requires great discipline and integrity. Even though the Board reduced their compensation after we complained, we can see no justification for the fact that these Board members voted to pay themselves in 2004 more than twice the median average for directors at the largest banks and thrifts in the United States and five times the median average of their peers. Based on the Board members’ decisions regarding their own compensation, and the responsibility of Mr. Troilo and Mr. Hard in particular, we believe these directors should not be re-elected.

Business Transactions and Relationships between Mr. Troilo and the Company

The Company’s previous public filings did not provide specific information regarding certain business transactions and relationships between the Company and Mr. Troilo. In response to issues we have raised,

(67)   See the Company’s current report on Form 8-K filed on May 25, 2005.

(68)   See the Company’s current report on Form 8-K filed on August 5, 2005.

(69)   The median of average director compensation for the top 25 U.S. public banks and thrifts by asset size as determined by Relational Investors Analytics using data from SNL Datasource, Bloomberg, Thomson Baseline and public filings. For additional information, see page 7 of the Appendix and pages following the Appendix.

the Company has for the first time described certain of these relationships in its Responsive Disclosure Filing. We believe that both the Company’s decision not to disclose these relationships previously, and the magnitude of the relationships in particular, justify the election of directors without comparable conflicts or a history of approving such transactions and disclosure practices. We believe that given the directors’ fundamental role in protecting the best interests of the shareholders and the heightened scrutiny that investors give to any self-interested transaction, best practice is to err on the side of being over-inclusive where there are business relationships that might affect the performance of the directors’ duties. Many responsible corporations today follow this philosophy. Moreover, we believe the disclosure concerning Mr. Troilo’s transactions may well have violated the SEC’s rules.

Mr. Troilo’s Asset Purchases and Rental Payments.

We believe that shareholders should be concerned by the disclosure made in the Company’s Responsive Disclosure Filing of additional details regarding the sale of a Sovereign Bank branch property to Mr. Troilo in 1999. In its 2000 Proxy Statement the Company disclosed that in 1999 it sold a building it had acquired to Mr. Troilo for $2.9 million.(70) The 2000 Proxy Statement further stated that “Management believes that the purchase price paid by Mr. Troilo is in the price range that Sovereign Bank would have received from unrelated third parties for the property.’’ In the Responsive Disclosure Filing filed five years later (after repeated inquiries by Relational Funds) the Company revealed for the first time the following information:

•   Mr. Troilo purchased the building for $2.66 million and made an additional contingent payment that brought the total to $2.78 million, not the $2.90 million disclosed in the Company’s 2000 Proxy Statement.

•   Mr. Troilo’s winning bid was more than 7% lower than the highest bid.(71)

•   Mr. Troilo’s entire purchase was financed by a loan from Sovereign Bank.

•   Simultaneously with the sale, Mr. Troilo leased part of the property back to Sovereign.

The Company was not, in our view, entitled to make only selective disclosure of this transaction. Sovereign Bank not only sold the property, as disclosed, it financed the purchase and simultaneously leased part of it back. In addition, we believe, based on the Responsive Disclosure Filing, that the sale of the building was completed prior to the Company’s annual meeting of shareholders on April 27, 2000. Therefore, the Company knew prior to the meeting that the total purchase price was $2.78 million, not the $2.9 million price it disclosed.(72) This disclosure failure is particularly significant, we believe, in view of the higher bid from a third party bidder in a controlled auction, none of which was apparent in the 2000 Proxy Statement. The Company now maintains that Mr. Troilo’s lower bid was accepted following the advice of Trammell Crow, a real estate management firm hired to conduct a competitive bidding process, and that it was the best bid because it contained no “financing, inspection or due diligence contingencies.”(73) We find this unconvincing and misleading, considering Mr. Troilo’s purchase was funded through a loan from the Company’s subsidiary. Furthermore, we note that Mr. Troilo, as a director of the Company, would have had access to information about this property, and therefore probably would not have needed an inspection or due diligence contingency (which, in any case, are standard conditions in

(70)   See page 21 of the Company’s definitive proxy statement on Schedule 14A filed on March 24, 2000.

(71)   See pages 6-7 of Responsive Disclosure Filing.

(72)   Mr. Troilo’s purchase price included one contingent payment, which was included in the total price payable as of April 15, 2000.

(73)   See page 6 of Responsive Disclosure Filing.

real estate transactions). We believe Mr. Troilo received preferential treatment in the sale of this property, based on the facts that (i) his lower bid was accepted, and (ii) his purchase was fully financed by Sovereign Bank. Furthermore, we believe it is likely that Mr. Troilo would have known prior to the purchase that the Sovereign Bank would simultaneously rent space in the building, thereby securing rental income for Mr. Troilo and reducing the risk associated with his investment.

Even if the Company maintains that Mr. Troilo did not receive preferential treatment, we do not see how this transaction complies with various guidelines on director independence and conflicts of interest, including the Company’s own Code of Conduct and Ethics. The Company’s Code of Conduct and Ethics states directors “must avoid conflicts or the appearance of conflicts…”(74) OTS guidelines for thrift directors state that transactions with directors “must be beyond reproach,” and personal interests that “may be, or appear to be, a potential conflict” should be disclosed.(75) We do not see how this transaction falls within these guidelines or how it is not, at the very least, the appearance of a conflict of interest. Furthermore, the full details of this transaction were never revealed to shareholders to aid them in assessing Mr. Troilo’s relationships with the Company.

When Mr. Troilo joined the Board in 1997, he had a small landlord/tenant relationship with the Company.(76) After Mr. Troilo joined the Board, rental payments to him skyrocketed. From 1996 to 2001, rental payments received by Mr. Troilo from the Company increased by 803%, from $68,500 to $618,700 per annum.(77)

	1996	1997	1998	1999	2000	2001
Annual Rent Paid to Mr. Troilo:	$68,544	$119,088	$169,356	$406,458	$439,151	$618,700

After 2002, the Company stopped disclosing the amount of rental payments to Mr. Troilo. The 2005 Proxy Statement noted only that the Board concluded that a landlord/tenant relationship with a director did not affect his independence because “the amount of rent paid by Sovereign Bank in 2004 was not material to Sovereign and not material to the director based on the director’s total income in 2004 . . . .”(78)

However, in the Responsive Disclosure Filing, the Company revealed it had made over $2.4 million in lease payments to Mr. Troilo between 2002 and 2005 including $699,691 in 2004. We believe this is a material amount which better disclosure practices would have disclosed to shareholders prior to our repeated requests, and which is well in excess of both the Company’s categorical determination of materiality and the SEC’s $60,000 disclosure threshold. According to the Company’s 2005 Proxy Statement, the Board has “categorically determined that payment of less than $50,000 to a non-management director… shall not have any adverse effect on the independence of the non-management director.”(79) We find it difficult to accept that payments of $699,691 to Mr. Troilo in 2004—more than 14 times the “categorical” threshold established by the Board—would not be of interest to shareholders in conducting their own analysis of whether Mr. Troilo was truly independent. Further, in the Responsive Disclosure Filing, the Company compares its net rental payments to Mr. Troilo’s total gross rental income. This is certainly not an “apples-to-apples” comparison, and understates the materiality of payments to

(74)   See pages 16 and 17 of the OTS Directors Responsibilities Guide, Oct. 1999.

(75)   Section II.B of Sovereign’s Code of Conduct and Ethics. (Emphasis added.)

(76)   See page 17 of the Company’s definitive proxy statement on Schedule 14A filed on March 19, 1997.

(77)   See the Company’s definitive proxy statements on Schedule 14A filed on March 19, 1997, March 16, 1998, March 22, 1999, March 24, 2000, March 26, 2001, and March 22, 2002.

(78)   See page 13 of the 2005 Proxy Statement.

(79)   Id.

Mr. Troilo. We believe the size of these payments and the details of the relationship are material to a shareholder’s determination of whether such person should continue to serve as a director and accordingly, better disclosure practices would have required disclosure of this to shareholders. In our opinion, the Board’s decision to do so only in response to our repeated requests further supports the Relational Funds’ case that the Board’s approach to disclosure is to disclose as little as they can possibly justify, despite what are, to our minds, transactions with directors which are relevant to the investing public.

Despite the Company’s insistence that Mr. Troilo is independent, very recently, and without public disclosure, Mr. Troilo ceased to serve on all Board committees requiring members to be independent under NYSE rules. We view this action as suggestive that the Company and/or Mr. Troilo may also have concluded that Mr. Troilo is not independent.

Although the Company claimed in the Responsive Disclosure Filing that our “allegations” regarding relationships with Mr. Troilo are “untrue,” it has not provided a specific example of any untrue assertion or “allegation.”(80) In fact, the Responsive Disclosure Filing actually confirms our prior factual statements.

(80)   See page 3 of Responsive Disclosure Filing.

Director Loan Disclosure

It is not uncommon in the banking industry for banks to loan money to their directors. While some may question the propriety of such practices, our primary concerns are the substantial loans to Mr. Troilo, the other business relationships with Mr. Troilo, and the lack of disclosure regarding loans to directors and officers. The Company has now disclosed in the Responsive Disclosure Filing that loans and extensions of credit to Mr. Troilo averaged $19 million from 2002 to 2004. As of September 30, 2005, the total was $13 million.(81) We note that many of these loans and other business arrangements were made when Mr. Troilo was the Chairman of the Board’s Compensation Committee and served on the Ethics and Corporate Governance Committee, and perhaps more significantly, served on Sovereign Bank’s Asset/Liability and Credit Risk and Risk Management Committees.

Although the Company has portrayed our efforts to obtain this information about Mr. Troilo as misguided, we believe the Company’s recent disclosure validates our original concerns. The Company’s subsidiary, Sovereign Bank, has a history of making significant loans to Mr. Troilo without publicly disclosing any information about these loans, including the fact that Mr. Troilo even had outstanding loans.(82) We are of the view that these loans, combined with the other substantial amounts of money the Company and its subsidiaries have paid to Mr. Troilo, including the large rental payments discussed above, have created substantial conflicts of interest. While we welcome the additional disclosure contained in the Responsive Disclosure Filing, we note that the Company’s increased disclosure only comes as a direct response to the issues we raised in our Initial Statement and related materials, as even the Company has noted.(83) In our opinion, the Board’s failure to disclose these amounts prior to its recent filing, and the Company’s insistence that these amounts are immaterial or insignificant, only further demonstrate the need for new directors without conflicts of interest.

We also note that, following the filing of our Initial Statement, the Company attempted to discredit the assertions we made regarding loans to directors. In a November 2, 2005 Wall Street Journal article, Mr. Sidhu was quoted as saying that most insider “loans are not to directors of the holding company . . .. but to directors of its subsidiaries” and that loans to the parent Company’s directors are an “insignificant percentage.”(84) According to the Company’s Responsive Disclosure Filing, in 2002 and 2003, loans to holding company directors represented 75%, on average, of the total loans to holding company and subsidiary directors. This percentage only fell after the Company added a new director, with approximately $30 million in outstanding loans from the Company, to the board of Sovereign Bank (but not the Company’s board) in 2004. As of its most recent filing, the loans outstanding to holding company directors represented 26% of the total outstanding loans to all directors.(85) Similar to the Company’s definition of “material,” as described in the “Inconsistent Disclosure Regarding the Company’s Acquisition Strategy” subsection below, we believe Mr. Sidhu’s implication that 26% is “insignificant” suggests a highly unusual definition of the word.

(81)   See page 5 of Responsive Disclosure Filing.

(82)   Compare, for example, the disclosure concerning loans made to Mr. Troilo contained in the Responsive Disclosure Filing and the disclosure contained in the 2003 and 2005 Proxy Statements.

(83)   See page 3 of Responsive Disclosure Filing.

(84)   Jesse Eisinger, Long & Short: Sovereign Bancorp’s Takeover Deal looks a Dis to Shareholders, The Wall Street Journal, (Nov. 2, 2005).

(85)   See page 9 of Responsive Disclosure Filing.

Unusual Board-Approved Takeover Defenses

Poison Pill Entrenchment Devices

In recent years the Board has taken actions that make it more difficult for third parties to purchase control of the Company without the Board’s approval, even at a premium price. In particular, we believe that the dead-hand and adverse person provisions adopted by the Board, although subsequently deleted as described below, are so inconsistent with good corporate governance practice that they argue for the election of directors commited to oppose such devices.

Since 1995, the Board has twice amended the Company’s poison pill to include provisions which increase the deterrent effect of the pill. In September 1995, the Board lowered the trigger percentage from 20% to a 9.9% level.(86) In June 2001, the Board adopted a so-called “dead hand” provision. This unusual provision prevented the poison pill from being eliminated or amended even when approved by a vote of shareholders, unless the action was approved by incumbent board members. This was true even if the incumbent directors had already been removed by a vote of shareholders.(87) Such provisions are referred to as “dead hand” poison pills because all future shareholders and duly elected board members must live under the threat of the ousted directors’ “dead hands.” Because these “dead hand” arrangements undermine shareholders’ fundamental right to elect board members, several courts in other jurisdictions have declared them illegal (although in one Pennsylvania case, involving circumstances not present here, the court upheld a similar arrangement).

When the Board adopted the Company’s poison pill it also chose to include a so-called “adverse person” provision.(88) By including this provision, the Board gave itself the rare and, in our view, highly objectionable power to unilaterally label a holder of more than 4.9% of the Company’s stock an “adverse person.” Under the Company’s poison pill, the Board had the power, in its sole discretion and without prior notice, to effectively dilute the voting rights of the shares of any shareholder that owned as little as 4.9% of the Company’s Common Stock. Because no reasonable investor would risk being deemed an “adverse person”, this provision effectively prevented any shareholder from acquiring more than 4.9% of the Company’s shares without obtaining prior approval from the Board or assuming the risk of having its voting rights significantly diluted.

(86)   See Amendment to Rights Agreement dated as of September 27, 1995, attached to the Company’s current report on Form 8-K/A filed on January 22, 1996.

(87)   See Amended and Restated Rights Agreement dated as of June 21, 2001, attached to the Company’s current report on Form 8-K/A filed on July 3, 2001.

(88)   See Amendment to Rights Agreement dated as of September 27, 1995, attached to the Company’s current report on Form 8-K/A filed on January 22, 1996.

In October 2004 we met with Mr. Sidhu to discuss the Company’s performance and corporate governance practices. During this meeting we discussed the extreme and rare nature of the 4.9% “adverse person” provision and the unusual nature of the “dead hand” provision in the Company’s poison pill.(89) In a subsequent letter sent to the Board’s Chairman on November 9, 2004, we provided empirical data and analysis supporting our position and we respectfully requested that the Board take immediate action to eliminate these and other entrenchment devices.(90) On January 24, 2005, the Company answered our request by announcing that the Board had removed both objectionable provisions.(91)

Our research demonstrated that many companies in the banking industry enjoy the support of large stable shareholders with over 5% ownership. Not surprisingly, while these entrenchment devices were in effect, no outside shareholder acquired more than 4.9% of the Company’s shares. We believe that in the absence of such prohibitive devices, companies in the banking industry may enjoy the benefit of large, stable shareholders with over 5% ownership.(92)

Santander Transaction Devices

As the Santander transaction was originally structured, there were a number of features that we firmly believe served to further ensure the continuation of the Board and management. In particular, if Santander acquired the Company, the then incumbent directors were guaranteed board seats for ten years following the acquisition.(93)

Under the terms of the original Investment Agreement, which was only amended at the requirement of the NYSE, Santander was given a right to veto Mr. Sidhu’s removal. In a provision that was not amended, Mr. Sidhu was added to Santander’s Board of Directors.(94) Finally, Santander committed to vote for nominees recommended by the Board and against those nominated “by any other Person.”(95) The large percentage of shares held by Santander (together with shares that management and directors control, which would presumably be voted for themselves) would create a formidable challenge to any shareholder attempting to nominate directors, and in our opinion serves as further evidence of the directors’ efforts to ensure that they remained in power. Although certain of these provisions were eliminated at the insistence of the NYSE, they demonstrate, in our view, the efforts of the Board and management to ensure their continued roles in the Company.

(89)   As part of the review referenced above, our analysis indicated that only 3% of companies with poison pills had 4.9% “adverse person” features. A study by The Corporate Library, a leading source for objective corporate governance research, revealed that less than 2% of the companies in The Corporate Library’s universe of approximately 3,000 public companies with poison pills had “dead hand” provisions. Of this list, only three of these companies were banks or thrifts with a market capitalization of more than $500 million. In fact, due to the extremely rare nature of “dead hand” provisions, The Corporate Library does not regularly compile statistics on this type of provision.

(90)   Other entrenchment devices include the Company’s supermajority voting requirement and classified board. See the Company’s Bylaws (as amended as of June 24, 2004), Exhibit 3.2 to the Company’s Registration Statement on Form S-8 filed on July 23, 2004.

(91)   See the Company’s current report on Form 8-K filed on January 24, 2005.

(92)   As determined by Relational Investors Analytics based on publicly available information for a broad peer group in the Company’s industry.

(93)   See Section 9.02(a) of the Investment Agreement.

(94)   See Sections 8.11(e) and 8.12(c), respectively.

(95)   See Section 8.14(a) of the Investment Agreement.

Possible Further Defensive Actions By the Board

In our Initial Statement, four days prior to the announcement of the Transactions, we noted the potential for the Company to engage in a defensive transaction in response to our initiative. In addition to the Transactions, the Board has repudiated its longstanding position on the right of shareholders to remove directors without cause, successfully lobbied the Pennsylvania legislature to amend the Pennsylvania corporate law in an attempt to remove that right of the Company’s shareholders, and delayed the 2006 Annual Meeting until after August 2006, by which time the Company will have issued shares into Santander’s friendly hands. The Board and management may seek to make other structural changes to the Company’s Bylaws or its policies and practices with the effect of making it even more difficult for the Shareholder Nominees to be elected to the Board or for Mr. Sidhu to be removed. We hope, but cannot ensure, that the Company’s management and the Board will refrain from taking any further action, including any transactions or sales, that are designed to solidify the current Board’s and management’s control, and to prevent or impede our efforts to elect the Shareholder Nominees.

Management Credibility and Inconsistent Disclosure

We believe the Board has further failed in its duties to shareholders by not properly overseeing the Company’s communications with analysts and shareholders. The Company’s management has an extended track record of inconsistent communications, which we believe has led to a significant deterioration in management’s credibility. These issues have been recently highlighted by the Company’s communication regarding the ICBC Transaction.

Inconsistent Disclosure Regarding the Company’s Acquisition Strategy

In January 2002, management presented its top future priorities at the Salomon Smith Barney 2002 Financial Services Conference. Management stated that one of its top priorities was to avoid material acquisitions.(96) Throughout 2002 and most of 2003, management reiterated its commitment to avoid material acquisitions.

On March 6, 2003, at the Keefe Bruyette & Woods Eastern Regional Bank Symposium, Chairman and CEO Jay Sidhu stated, “You should not expect us to do any material acquisitions. For those of you who keep thinking we might do that, you are totally misinformed.”(97) On June 13, 2003, approximately three months after Mr. Sidhu’s scolding statement, the Company announced the purchase of First Essex Bancorp for $400 million in cash and stock.(98) The consideration to be paid by the Company for this acquisition equaled approximately 9.3%(99) of the Company’s then-current total equity market capitalization, which we understand to be material by any commonly accepted standard.

(96)                See page 29 of the Company’s presentation at the Salomon Smith Barney 2002 Financial Services Conference on January 31, 2002.

(97)                See news release from SNL on March 6, 2003 titled “SOV Looks Inward to Improve Balance Sheet, Earnings and Ratings in 2003.’’

(98)                See the Company’s current report on Form 8-K filed on June 18, 2003.

(99)                As determined by Relational Investors Analytics using data from SNL Datasource, Thomson Baseline and public filings: First Essex purchase price divided by the Company’s market capitalization ($403 million/$4,349 million).

On December 2, 2003, at the Friedman Billings Ramsey Investor Conference (the “FBR Conference”) Chairman and CEO Jay Sidhu reaffirmed his promise that management would not engage in any material acquisitions.(100) On December 8, 2003, six days later, at the Lehman Brothers Conference management inconspicuously removed the statement regarding “no material acquisitions” from the otherwise same presentation.(101) Despite this omission, the Company gave no indication that what had been a central part of their stated plan had been changed.

On January 26, 2004, less than 50 days after the FBR Conference, the Company announced the purchase of Seacoast Financial for $1.1 billion.(102) This acquisition, the consideration for which equaled approximately 14.5% of the Company’s then-current equity market capitalization, was also material.(103) On March 9, 2004, only 43 days later, the Company announced yet another material acquisition, the acquisition of Waypoint Financial Corporation, for $1.0 billion.(104) The purchase price was equal to approximately 12.9% of the Company’s then-current equity market capitalization.(105) In less than ten months, the Company had committed to acquire three companies—First Essex, Seacoast and Waypoint—with a combined purchase price equaling almost 40% of its equity market capitalization.

On October 5, 2004, we met with Mr. Sidhu. At this meeting we expressed disappointment with the Company’s inconsistent statements and actions regarding acquisitions. We said that the broken promises regarding acquisitions had negatively impacted management’s already weak credibility. In response, Mr. Sidhu assured us that he had not broken his promises because the Company’s, until then undisclosed, definition of materiality was 25% percent of the Company’s equity market capitalization. We were taken aback by Mr. Sidhu’s statement, as we were confident that his definition was clearly at odds with the SEC’s pronouncements regarding the standard for materiality, as well as other definitions found in court decisions and accounting bulletins. We urged him to immediately disclose his special definition of materiality to all shareholders.

On the Company’s October 20, 2004 third-quarter earnings conference call, Chairman and CEO Jay Sidhu stated “material acquisition by us is defined as greater than 25% of market cap,” referring to the Company’s total equity market capitalization. He did not explain that multiple acquisitions within a twelve month period would not be considered material even if in the aggregate they exceeded 25% of the Company’s market capitalization.

We believe that the Board failed in its duties to the Company and its shareholders by not properly overseeing the Company’s compliance with clearly established standards of disclosure. We believe the Board’s failure to ensure timely disclosure of the Company’s previously undisclosed and highly unusual definition of materiality seriously damaged the Company’s credibility and its reputation with shareholders and the investment community.

(100)         See page 43 of the Company’s presentation at the FBR Conference on December 2, 2003.

(101)         See page 44 of the Company’s presentation at the Lehman Brothers Themes & Top Picks Conference on December 8, 2003.

(102)         See the Company’s current report on Form 8-K filed on January 28, 2004.

(103)         As determined by Relational Investors Analytics using data from SNL Datasource, Thomson Baseline and public filings: Seacoast Financial purchase price divided by the Company’s market capitalization ($1.1 billion/$7.6 billion).

(104)         See the Company’s current report on Form 8-K filed on March 11, 2004.

(105)         As determined by Relational Investor Analytics using data from SNL Datasource, Thomson Baseline and public filings: Waypoint Financial purchase price divided by the Company’s market capitalization ($996 million/$7,705 million).

Inconsistent Disclosure Related to the ICBC Acquisition

The Company’s inconsistent disclosure regarding its acquisition strategy has been more recently highlighted by the announcement of the ICBC transaction. At the Lehman Brothers Financial Services Conference in September 2005, Mr. Sidhu stated: “I don’t envision in the foreseeable future how our interest might peak and go… Right now we consider that an absolute wasting of time to be looking at acquisitions.” This statement was made just five weeks prior to the announcement of the ICBC transaction. Additionally, on the Company’s third-quarter earnings conference call on October 19, 2005, only five days prior to the ICBC acquisition announcement, Mr. Sidhu told analysts and investors that “Sovereign, in this kind of an environment, felt it was a prudent allocation of our capital by continuing to buy back our stock.” These statements and the subsequent acquisition announcement further demonstrate the Company’s inconsistent disclosure regarding acquisitions.

Mr. Sidhu’s statements following the ICBC announcement further contradict those statements mentioned above. On October 25, 2005, one day after the announcement, Mr. Sidhu told investors that it was around “May, June, July…that [Sovereign and ICBC] started talking about this [acquisition] concept….” ICBC’s proxy filing dated November 29 discloses that discussions regarding an acquisition by Sovereign began in September 2005.(106) Surprisingly, that same month, Mr. Sidhu told investors that even considering acquisitions was an “absolute” waste of time. These statements certainly appear on their face to be contradictory and inconsistent.

We believe the Board has a responsibility to oversee the statements and communications of the Company with investors and analysts. The inconsistent and contradictory statements issued by the Company during the past two years demonstrate, in our opinion, the Board’s failure to oversee management and act as proper stewards of our assets.

SHAREHOLDER VALUE FORUM

Key points of the discussion and analysis provided in this Statement were presented to shareholders and other interested parties in New York City on November 8, 2005 at our Shareholder Value Forum. Interested parties can view a webcast of this presentation on our website at www.rillc.com, or obtain a copy of the presentation filed with the SEC by the Relational Funds as an exhibit to our Schedule 14A on November 9, 2005 from the SEC’s website at www.sec.gov.

ELECTION OF DIRECTORS AT THE 2006 ANNUAL MEETING

In light of the issues presented above, the Relational Funds have concluded that the current Board is conflicted, unable to evaluate objectively management’s performance and incapable of fairly overseeing the business and affairs of the Company and analyzing strategic alternatives, including a sale or merger of the Company.

As detailed in this Statement, we believe that the Company’s directors, including the incumbents, Messrs. Hard and Troilo, have inadequately protected shareholders and have presided over or directly approved numerous poor corporate governance practices. We are proposing the removal of Mr. Sidhu because we believe he bears the greatest responsibility for these actions. We cite the following examples:

•  Value-destroying transactions structured to avoid shareholder approval

•  Transactions with directors with conflicts of interest

(106)         See page 15 of ICBC’s Schedule 14A, filed on November 29, 2005.

•  Repudiation of previously disclosed shareholders’ rights to remove directors without cause

•  Lengthy postponement of the 2006 Annual Meeting

• Disclosing as little as possible about loans to and business relationships with directors, despite the relevance that disclosure might have to investors

•  Excessive director compensation

•  Unusual compensation programs linking director and officer bonuses

•  Adjustments to enrich director and executive bonus programs

•  Inequitable two-tiered director compensation structures

•  Excessive take-over defenses and other entrenchment devices

•  Poor communication regarding acquisition strategy and materiality definitions

We believe that the election of directors at the 2006 Annual Meeting presents an opportunity to send a clear message to the current Board: shareholders will no longer tolerate the high cost of a persistent trading discount of their shares. Directors must be held accountable. We believe the addition of new independent directors, nominated and elected by the shareholders, and the removal of Mr. Sidhu as a director, can bring the required positive changes to this Board. We also believe that these actions would send a clear message to the remaining directors that the shareholders do not wish Messrs. Hard, Troilo and Sidhu to serve on the Company’s Board of Directors, and they should not be reinstated by the remaining directors.

The Incumbent Nominees

Messrs. Hard and Troilo bear particular responsibility for the concerns we have enumerated, given their lengthy tenures on the Compensation Committee, the Audit Committee, and the Ethics and Corporate Governance Committee.

Mr. Troilo chaired the Compensation Committee from 2000 to 2005, and Mr. Hard has served as a member of the Compensation Committee for five years. As such, they bear substantial accountability for the excessive compensation of directors and the director bonus programs (from which they also benefited).(107)

Mr. Hard has chaired the Audit Committee since 2001, and Mr. Troilo was a member of the Audit Committee from 1998 to 2000. The charter of the Audit Committee, which has been approved annually by Messrs. Hard and Troilo and the rest of the Board, states the Audit Committee has a duty to review reports and disclosures of insider and affiliated party transactions.(108)

Messrs. Hard (since 1999) and Troilo (from 2001 to 2005) both have been members of the Ethics and Corporate Governance Committee. As members of this Committee, they bear substantial accountability for transactions, practices and arrangements that are inconsistent with the Company’s Code of Conduct and Ethics and for poor corporate governance practices are set forth in this Statement

.

(107)                See page 1 of the Company’s Compensation Committee Charter available on the Company’s website (www.sovereignbank.com).

(108)                See page 5 of the Company’s Audit Committee Charter available on the Company’s website (www.sovereignbank.com).

The Relational Funds believe that Messrs. Hard and Troilo should not be re-elected. We urge you to carefully and critically consider the history of conflicts of interest, poor corporate governance practices, and inconsistent and poor disclosure before casting your vote. If you are concerned about these matters, and are not satisfied with the Company’s performance in recent years, please promote positive change by voting the WHITE card FOR the Shareholder Nominees.

The Shareholder Nominees

If elected, the Shareholder Nominees, Messrs. Batchelder and Whitworth, intend to be actively engaged and fully-informed directors. They will recommend and seek to accomplish such actions as may be necessary to assure that shareholders receive complete and accurate information concerning the Company’s compensation, management and business practices. The Shareholder Nominees will work to ensure that the Company’s business and affairs are free from conflicts of interest and conducted in the best interests of the Company and our fellow shareholders. Neither the Shareholder Nominees nor the Relational Funds will have or will enter into any financial or business interests or arrangements with or involving the Company.

The Relational Funds believe that the Company should initiate a comprehensive program to improve the Company’s trading multiple and reduce business risk. If elected, the Shareholder Nominees will urge the Board to initiate a shareholder value improvement program. The Shareholder Nominees expect that such a program would include the following steps:

•       Improving debt ratings.

•       Reducing balance sheet leverage.

•       Curtailing acquisitions.

•       Improving operating metrics.

•       Improving capital ratios.

•       Establishing and strictly enforcing sound capital allocation discipline that focuses on long-term shareholder value.

•       Realigning board and management incentives to emphasize each group’s distinctive roles and duties and long-term shareholder value.

•       Avoiding inconsistent and misleading communications with investors.

If elected, Messrs. Batchelder and Whitworth will have access to the Company’s books and records, and will advocate a thorough review and analysis of such materials to formulate a specific and detailed program for realizing shareholder value. Even though it would be unlikely that Messrs. Batchelder and Whitworth could single-handedly implement a comprehensive program without the cooperation of other board members, they will zealously advocate that the Company take the steps necessary to unlock shareholder value.

THE RELATIONAL FUNDS NOMINEES

Each Shareholder Nominee has given his consent to be named in this Statement and any other proxy statement for the 2006 Annual Meeting and has confirmed his intent to serve on the Board if elected. If the Shareholder Nominees are elected, they intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. The Shareholder Nominees will act in the best interests of the Company, as provided under Pennsylvania law, and as they have done while serving on a combined total of 14 public company boards of directors over the past 21 years. The information below concerning the age, principal occupation, directorships and beneficial ownership of Common Stock has been furnished by the respective Shareholder Nominees.

Name and Age	Present Principal Occupation and Principal Occupations During Last Five (5) Years; Directorships	Shares of Common Stock Owned	Percent of Common Stock
David H. Batchelder, 56

Principal of Relational Investors LLC, an investment advisory firm, since March 1996 and a principal of Relational Advisors LLC, a financial advisory and consulting firm, since establishing the firm in 1988. Mr. Batchelder serves as a director of Washington Group International, Inc. and ConAgra Foods, Inc. He is a former director of Apria Healthcare Group Inc., ICN Pharmaceuticals, Inc., and Nuevo Energy Company. Mr. Batchelder also serves as a director of privately held Titan Investment Partners, LLC, and Seaspan International Ltd. (including a number of its affiliate companies). Mr. Batchelder has never served as an officer or director of the Company.

		29,976,294*	8.39%
Ralph V. Whitworth, 50	Principal of Relational Investors LLC since March 1996 and a principal of Relational Advisors LLC, a financial advisory and consulting firm, since January 1997. He is the former chairman of the board of Apria Healthcare Group, Inc., and a former director of Mattel, Inc., Waste Management, Inc., Tektronix, Inc., and Sirius Satellite Radio, Inc. Mr. Whitworth is also a director of privately held Titan Investment Partners, LLC. Mr. Whitworth has never served as an officer or director of the Company.	29,976,294*	8.39%

*                    Consists of an aggregate of 29,976,294 shares of Common Stock beneficially owned by Relational Investors, L.P., Relational Investors LLC (including 59,047 shares owned by the David H. Batchelder Trust), Relational Partners, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., and Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P. of which Messrs. Batchelder and Whitworth may be deemed to be beneficial owners.

There are no arrangements or understandings between the Shareholder Nominees and any other person pursuant to which they were selected as a nominee for director. However, certain partnerships in the Relational Funds provide an indemnity for the general partner of such partnerships and its affiliates, controlling persons, members, employees, and other specified persons (which would include Messrs. Batchelder and Whitworth) for any losses and liabilities arising from their activities relating to such partnerships.

INFORMATION ABOUT THE RELATIONAL FUNDS

The Relational Funds beneficially own an aggregate of 29,976,294 shares of the Common Stock, representing approximately 8.39% of the 357,157,919 shares of Common Stock reported to be outstanding as of October 31, 2005 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

The Relational Funds have been shareholders of the Company since June 3, 2004, and currently hold approximately 8.39% of the Common Stock outstanding. Certain Relational Funds also held Common Stock from April 2002 to September 2003. The Relational Funds acquired the Common Stock because, in our opinion, the Common Stock was undervalued by the market after taking into account the potential for improvement in financial performance and investor confidence. We believe it is still undervalued.

The Relational Funds do not seek to take control of any company and do not participate in leveraged buyouts of any company. Further, under the terms of certain agreements with their investors, the Relational Funds have voluntarily agreed not to engage in change of control transactions. The Relational Funds do not intend to participate in the management of the Company, other than at the board level.

Security Ownership of the Relational Funds

As of March 2, 2006 direct beneficial ownership of Common Stock by Relational Funds entities was as follows:

Relational Funds Entity	Direct Beneficial Ownership of Common Stock	Relational Funds Entity	Direct Beneficial Ownership of Common Stock
Relational Investors LLC	4,126,062 (including 5,000 shares owned of record)	RH Fund 7, L.P.	293,513
Relational Investors, L.P	4,907,609 (including 100 shares owned of record)	Relational Investors III, L.P.	266,129
Relational Partners, L.P.	115,358	Relational Investors VIII, L.P.	4,720,856
Relational Fund Partners, L.P.	115,305	Relational Investors IX, L.P.	1,925,255
Relational Coast Partners, L.P.	267,710	Relational Investors X, L.P.	2,810,675
RH Fund 1, L.P.	3,313,143	Relational Investors XI, L.P.	1,519,107
RH Fund 2, L.P.	2,449,541	Relational Investors XII, L.P.	241,885
RH Fund 4, L.P	821,525	Relational Investors XIV, L.P.	867,949
RH Fund 6, L.P.	628,591	Relational Investors XV, L.P.	586,081

Relational Investors LLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of 29,976,294 shares of Common Stock that are owned by its clients and held in accounts that it manages. Relational Investors LLC, as the sole general partner of Relational Investors, L.P., Relational Partners, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P. Relational Investors XIV, L.P. and Relational Investors XV, L.P. (collectively, the “Relational LPs”) and as the sole managing member of Relational Asset Management LLC and Relational Investors X GP

LLC, which serve as the general partner of Relational Investors III, L.P. and Relational Investors X, L.P., respectively, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the 29,976,294 shares of Common Stock beneficially owned by the Relational Funds, because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by Relational Investors LLC specify that Relational Investors LLC has sole investment discretion and voting authority with respect to those shares.

Messrs. Batchelder and Whitworth, in their capacities as principals of Relational Investors LLC, share voting and dispositive power over the 29,976,294 shares of Common Stock beneficially owned by the Relational Funds. As a result, Messrs. Batchelder and Whitworth may be deemed to share indirect beneficial ownership of those shares.

The Relational Funds may be deemed to be a “person” under Section 13(d)(3) of the Exchange Act, possessing beneficial ownership of 29,976,294 shares of Common Stock.

All transactions in securities of the Company engaged in by the Relational Funds and the Shareholder Nominees during the past two years are summarized in Appendix B, attached.

REMOVAL OF MR. SIDHU

We have provided the required notice to the Company that we intend to propose the removal of Mr. Sidhu from the Company’s Board of Directors at the 2006 Annual Meeting. At the time we first proposed removing directors, the PBCL provided that “Unless otherwise provided in a bylaw adopted by the shareholders, the entire board of directors may be removed…without assigning any cause by the vote of shareholders….Notwithstanding [the foregoing sentence], unless otherwise provided in the articles, the entire board of directors…may be removed from office by vote of the shareholders entitled to vote theron only for cause, if such classification has been effected by a bylaw adopted by the shareholders.” The Company has a classified board. It does not have a by-law addressing the removal of directors. It has the following provision in its articles governing the removal of directors “No director of the Corporation shall be removed from office, as a director, by the vote of shareholders, unless the votes of shareholders cast in favor of the resolution for the removal of such director constitute at least a majority of the votes which all shareholders would be entitled to cast at an annual election of directors.” As is readily apparent, that provision does not require “cause” for directors to be removed. Therefore, it was clear to us that the Company’s directors were removable without a showing of cause because there was a provision in the articles that sets forth how directors are removed which does not require a finding of cause (we would also note that the shareholders of the Company never approved any by-law classifying the board. It was apparently equally clear to the Company, which for at least the last 13 years, in more than 27 filings with the SEC, including those it which it compared, item by item, the rights of its shareholders with those of companies it was acquiring, stated that its directors were removable without cause.

On December 22, 2005, we issued a press release indicating our intent to seek to remove certain directors of the Company. The following day, the Company filed suit in Pennsylvania, repudiating its prior years of disclosure and the clear wording of its articles, and claiming that directors are only removable for cause. Even worse, the Company reportedly claimed it had been aware of this “error” for months, and apparently was only waiting for the appropriate time to correct 27 erroneous SEC filings. Perhaps in recognition of the weakness of its argument, on February 1, the Company successfully lobbied the Pennsylvania legislature to rewrite the PBCL to provide that the above language would now read “unless provided in the articles by a specific and unambiguous statement that directors may be removed from office without assigning any cause.” We believe that this legislation, particularly with respect to the manner in which it was adopted, violates the Pennsylvania Constitution in a number of respects. This matter is presently under litigation.

For all the reasons we have given for the removal of Messrs. Hard and Troilo, we believe even more that Mr. Sidhu should be removed from the board of directors of the Company. In our mind, Mr. Sidhu bears the greatest responsibility for the Company’s performance, for inconsistent and inadequate disclosures, for the lack of management credibility, and for the repeated actions that have been taken in recent months to entrench existing management.

VOTE REQUIRED AND VOTES PER SHARE

The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast will constitute a quorum at the 2006 Annual Meeting. Based on the 2005 Proxy Statement, the Company will treat abstentions as shares present at the 2006 Annual Meeting and will count them in determining the presence of a quorum.

Based on the 2005 Proxy Statement, the two nominees for director who receive the highest number of votes cast at the 2006 Annual Meeting will be elected as directors. Based on the Company’s Restated Articles of Incorporation, we believe Mr. Sidhu may be removed by a vote of a majority of the outstanding shares, although the right to remove directors is in dispute as described above. Based on the 2005 Proxy Statement, abstentions and broker non-votes will not constitute or be counted as “votes” cast for purposes of the 2006 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on the election of directors and each other matter submitted to vote at the 2006 Annual Meeting.

If other matters should come before the 2006 Annual Meeting or any adjournment thereof, but such matters are not known to the Relational Funds within a reasonable time before our solicitation or our acceptance of proxy cards from shareholders we solicit, the Relational Funds intend to vote the proxies they hold in their discretion with respect to such matters.

CERTAIN INFORMATION CONCERNING THE RELATIONAL FUNDS
AND THE OTHER PARTICIPANTS IN THE SOLICITATION

Information concerning the Relational Funds, each of which may be deemed a “participant in the solicitation” as defined in the proxy rules promulgated by the SEC under the Exchange Act, and their affiliates and associates, is set forth in Appendix A attached hereto. Appendix A also sets forth other persons who may be deemed “participants in the solicitation”.

The Relational Funds, and each of their affiliates and associates, intend to vote the shares of Common Stock beneficially owned by them FOR the Shareholder Nominees and for the removal of Mr. Sidhu as a director.

CERTAIN INTERESTS IN THE PROPOSALS AND
WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Relational Funds, no Relational Fund nor any associates or controlling persons thereof or other persons who may be deemed participants in the solicitation of proxies for the Relational Funds for the 2006 Annual Meeting are or have within the past year been parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, except as described in Appendix A attached hereto.

To the knowledge of the Relational Funds, no Relational Fund nor any associates or controlling persons thereof or other persons who are or may be deemed participants in the solicitation of proxies for the Relational Funds for the 2006 Annual Meeting has any arrangement or understanding with any person with respect to future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

PRINCIPAL SHAREHOLDERS

Based solely upon the 2005 Proxy Statement, as of March 22, 2005, no person was deemed to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Individual and aggregate beneficial ownership of Common Stock by the Relational Funds is described in detail elsewhere in this Statement.

SECURITY OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of Common Stock of the Company outstanding as of March 1, 2005, the record date for the Company’s 2005 Annual Meeting of Shareholders (the “2005 Record Date”), based solely upon the information provided in the Company’s proxy statement for the 2005 Annual Meeting of Shareholders. On that date, according to the 2005 Proxy Statement, there were 374,239,361 shares outstanding. Except as otherwise indicated, according to the 2005 Proxy Statement, as of the 2005 Record Date each identified director and each named executive officer of the Company held sole voting and investment power over the shares listed as beneficially owned and the shares listed constituted less than 1% of the outstanding shares. Unless otherwise indicated in a footnote, shares indicated as being subject to options were shares issuable pursuant to options outstanding and vested under the Company’s stock option plans as of the 2005 Record Date.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
P. Michael Ehlerman	29,685		*
Marian L. Heard	1,100		*
Jay S. Sidhu	4,261,684	(2)	1.13%
Brian Hard	110,702	(3)	*
Cameron C. Troilo, Sr.	805,757	(4)	*
Andrew C. Hove, Jr.	29,826		*
Daniel K. Rothermel	272,094	(5)	*
Joseph P. Campanelli(6)	497,157	(7)	*
John P. Hamill(8)	329,186	(9)
James D. Hogan(10)	172,471	(11)	*
Lawrence M. Thompson, Jr.(12)	913,851	(13)	*
All directors and executive officers of the Company as a group (11 persons)	7,423,513	(14)	1.97%
All Sovereign Bank directors (excluding Company directors and executive officers listed above) and team members of Sovereign Bank as a group	23,670,177	(15)	6.10%
Total aggregate stock ownership of the above persons	31,631,117	(16)(17)	8.07%

*                    Less than 1%

   (1)  The table reflects data supplied by each director and executive officer. The table also reflects shares of Common Stock held by the trustee of the Company Retirement Plan which have been allocated to the accounts of the executive officers identified in the table, and as a group.

   (2)  Mr. Sidhu holds shared voting or investment power over 690,148 shares. The number and percentage of shares beneficially owned by Mr. Sidhu include 1,206,348 shares subject to vested options and 56,051 shares held by the Company’s Retirement Plan that are allocated to Mr. Sidhu’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Sidhu also include 199,587 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Sidhu also include 405,308 shares under the Company’s Bonus Deferral Program.

   (3)  The number and percentage of shares beneficially owned by Mr. Hard include 72,000 shares subject to vested options.

   (4)  Mr. Troilo holds shared voting or investment power over 496,054 shares. The number and percentage of shares beneficially owned by Mr. Troilo include 120,000 shares subject to vested options.

   (5)  Mr. Rothermel holds shared voting and investment power over 20,939 shares. The number and percentage of shares includes 3,557 shares held by Mr. Rothermel’s spouse and 9,242 shares held by an estate for which Mr. Rothermel acts as executor, with respect to which Mr. Rothermel disclaims beneficial ownership. The number and percentage of shares beneficially owned by Mr. Rothermel also include 120,000 shares subject to vested options.

   (6)  Mr. Campanelli was named President and Chief Executive Officer of the Sovereign Bank New England Division effective January 1, 2005.

   (7)  The number and percentage of shares beneficially owned by Mr. Campanelli include 353,500 shares subject to vested options and 14,483 shares held by the Company’s Retirement Plan which are allocated to Mr. Campanelli’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Campanelli also include 23,793 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Campanelli also include 53,379 shares of Company common stock under the Company’s Bonus Deferral Program.

   (8)  Mr. Hamill served as Chairman and Chief Executive Officer of the Sovereign Bank New England Division of Sovereign Bank from January 2000, until relinquishing his role as Chief Executive Officer effective January 1, 2005. Mr. Hamill continues to serve as the Non-Executive Chairman of the Sovereign Bank New England Division of Sovereign Bank.

   (9)  The number and percentage of shares beneficially owned by Mr. Hamill include 225,000 shares subject to vested options and 26,195 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Hamill also include 1,147 shares held by the Company Retirement Plan that are allocated to Mr. Hamill’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Hamill also includes 20,020 shares under the Company Bonus Deferral Program.

(10) Mr. Hogan was the Company’s Chief Financial Officer and Executive Vice President. Before joining the Company in 2001, he served as Executive Vice President and Controller of Firststar Corporation; formerly Star Bancorp, Inc. Mr. Hogan elected to retire effective May 13, 2005.

(11) The number and percentage of shares beneficially owned by Mr. Hogan include 85,000 shares subject to vested options and 15,392 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Hogan also include 5,353 shares held by the Company’s Retirement Plan which are allocated to Mr. Hogan’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Hogan include 38,534 shares of Company common stock under the Company Bonus Deferral Program.

(12) Mr. Thompson is Vice Chairman and Chief Administrative Officer of the Company. He is also Chief Operating Officer of Sovereign Bank.

(13) Mr. Thompson holds shared voting or investment power over 130,566 shares. The number and percentage of shares beneficially owned by Mr. Thompson include 548,105 shares subject to vested options and 28,082 shares held by the Company’s Retirement Plan which are allocated to Mr. Thompson’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Thompson also include 33,998 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Thompson include 35,550 shares of Company common stock under the Company Bonus Deferral Program.

(14) In the aggregate, these persons hold shared voting or investment power over 1,337,707 shares. The number and percentage of shares beneficially owned by them include 2,729,953 shares subject to vested options and 105,116 shares held by the Company’s Retirement Plan allocated to the executive officers’ accounts and over which they exercise voting power. The number and percentage of shares beneficially owned by them also include 298,965 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by them also include 552,791 shares under the Company Bonus Deferral Program.

(15) Shares include 7,505,302 shares allocated under the Company’s Retirement Plan and acquired plans, 186,978 shares under the Company Bonus Deferral Program, and approximately 12,730,156 shares subject to the exercise of both vested and non-vested options granted under one or more of the Company’s stock incentive plans and 1,361,573 shares of restricted stock awarded under such plans, representing approximately 6.10% in the aggregate of the Company’s outstanding shares, after giving effect to the applicable vesting of plan shares and the exercise of options and the lapse of restrictions with respect to restricted stock awards.

(16) Shares include 7,610,418 shares allocated under the Company’s Retirement Plan and acquired plans, 739,769 shares under the Company Bonus Deferral Program, and approximately 15,997,536 shares subject to the exercise of both vested and non-vested options granted under one or more of the Company’s stock incentive plans and 1,660,538 shares of restricted stock awarded under such plans, representing approximately 8.07% in the aggregate of the Company’s outstanding shares, after giving effect to the applicable vesting of plan shares and the exercise of options and the lapse of restrictions with respect to restricted stock awards.

(17) Under a policy adopted by the Company’s Board in January 1998, and amended in 2002, the Company’s non-employee directors, the Company’s CEO and the Company’s executive management are required to beneficially own shares of Company common stock having a value of $100,000, six times base salary and three times base salary, respectively. Company non-employee directors and Mr. Sidhu met the ownership requirement before the applicable deadlines. Members of the Company’s executive management who are named in this Statement met the ownership requirement before the applicable deadline. Shares of Company common stock subject to unexercised stock options, unvested restricted stock awards, unvested Company matching account shares held under the Bonus Deferral Program, and certain shares allocated to the account of a Company employee under the Company’s Retirement Plan are not considered beneficially owned for the purposes of the policy.

PROXY SOLICITATION EXPENSES

WHITE proxies may be solicited by the Relational Funds, its members, employees, and consultants of the Relational Funds, including the Shareholder Nominees, by mail, telephone, telecopier, the Internet and personal solicitation. Salaried, full-time employees of the Relational Funds may solicit WHITE proxies on behalf of the Relational Funds, although they will not receive additional compensation for any such efforts. It is expected that analysts and other senior level Relational Investors LLC personnel may accompany the Shareholder Nominees to in-person meetings with institutional shareholders and may from time to time solicit proxies from institutional shareholders and other significant shareholders. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Relational Funds’ solicitation materials to customers for whom such persons hold shares of Common Stock, and the Relational Funds will reimburse them for their reasonable out-of-pocket expenses for doing so.

The entire expense of preparing, assembling, printing and mailing this Statement and related materials, and the cost of soliciting WHITE proxies for the proposals endorsed by the Relational Funds, will be borne by the Relational Funds. The Relational Funds currently estimate such expenses to be $5,000,000 (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of the Relational Funds and its affiliates). The total expenditures incurred to date by the Relational Funds have been approximately $2,000,000. The Relational Funds do not intend to seek reimbursement from the Company for Relational Funds’ expenses.

The Relational Funds and their affiliates have retained the services of D.F. King & Co., Inc. (“DF King”) to solicit WHITE proxies from banks, brokers, nominees and individuals with respect to the 2006 Annual Meeting. DF King will be paid fees of approximately $125,000, be reimbursed for reasonable out-of-pocket expenses, and receive indemnification customary for such an engagement. DF King will use approximately 10 persons in its solicitation efforts.

The Relational Funds and their affiliates have retained the services of FYI Messaging (“FYI”) to solicit WHITE proxies from shareholders with respect to the 2006 Annual Meeting. FYI will be paid fees of approximately $60,000 per month, be reimbursed for reasonable out-of-pocket expenses, and receive indemnification customary for such an engagement. FYI estimates that it will use approximately 30 persons in its solicitation efforts.

ADDITIONAL INFORMATION

If you would like additional copies of the Relational Funds’ proxy materials, or if you would like assistance in completing and returning a WHITE proxy, please contact DF King at:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Toll-free: (800) 659-5550
Banks and brokers: (212) 269-5550

SHAREHOLDER PROPOSALS IN THE COMPANY’S PROXY STATEMENT

In accordance with the Bylaws of the Company, a shareholder who desires to propose a matter for consideration at an annual meeting of shareholders must provide notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of the Company, not less than 90 days nor more than 150 days prior to such annual meeting. According to the 2005 Proxy Statement, for the 2006 Annual Meeting, this period began on November 21, 2005 and ended on January 20, 2006. The Company has not made any indication of a time period in which such proposals should be submitted now that the board has indefinitely postponed the 2006 Annual Meeting. Assuming that the Company would hold the 2006 Annual Meeting on April 20, 2006, any shareholder who desired to submit a proposal to be considered for inclusion in the Company’s proxy materials relating to its 2006 Annual Meeting in accordance with the rules of the SEC must have submitted such proposal in writing, addressed to Sovereign Bancorp, Inc. at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (Attn: David A. Silverman, Secretary), on or before November 22, 2005. However, under SEC rules, if the 2006 Annual Meeting is moved by more than 30 days from April 21, 2006, then the deadline for submitting proposals to be considered for inclusion in the Company’s proxy materials is a reasonable time before the Company begins to print and mail its proxy materials.

Nominations for Election of Directors

In accordance with the Bylaws of the Company, any shareholder entitled to vote for the election of directors may nominate candidates for election to the Board provided that the shareholder has given proper notice of the nomination, as required by the Bylaws, in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of the Company not less than 90 days nor more than 120 days prior to such annual meeting. According to the 2005 Proxy Statement, for the 2006 Annual Meeting, this period will begin on December 21, 2005 and end on January 20, 2006. The Company has not made any indication of a time period in which such nominations should be submitted now that the board has indefinitely postponed the 2006 Annual Meeting. Shareholders may also recommend qualified persons for consideration by the Board to be included in the Company’s proxy materials as a nominee of the Board. Shareholders making a recommendation must submit the same information as that required to be included by the Company in its proxy statement with respect to nominees of the Board. According to the 2005 Proxy Statement, the shareholder recommendation should have been submitted in writing, addressed to Sovereign Bancorp, Inc. at 1130 Berkshire

Boulevard, Wyomissing, Pennsylvania 19610 (Attn: David A. Silverman, Secretary), on or before January 20, 2006.

Dated: March 2, 2006

Sincerely,
Your Fellow Shareholders:
Relational Investors, L.P.
Relational Investors LLC
Relational Partners, L.P.
Relational Fund Partners, L.P.
Relational Coast Partners, L.P.
RH Fund 1, L.P.
RH Fund 2, L.P.
RH Fund 4, L.P.
RH Fund 6, L.P.
RH Fund 7, L.P.
Relational Investors III, L.P.
Relational Investors VIII, L.P.
Relational Investors IX, L.P.
Relational Investors X, L.P.
Relational Investors XI, L.P.
Relational Investors XII, L.P.
Relational Investors XIV, L.P.
Relational Investors XV, L.P.
David H. Batchelder
Ralph V. Whitworth

APPENDIX A

The following information relates to:

•       Relational Investors LLC, a Delaware limited liability company;

•       Relational Investors, L.P., a Delaware limited partnership;

•       Relational Fund Partners, L.P., a Delaware limited partnership;

•       Relational Coast Partners, L.P., a Delaware limited partnership;

•       Relational Partners, L.P., a Delaware limited partnership;

•       RH Fund 1, L.P., a Delaware limited partnership;

•       RH Fund 2, L.P., a Delaware limited partnership;

•       RH Fund 4, L.P., a Delaware limited partnership;

•       RH Fund 6, L.P., a Delaware limited partnership;

•       RH Fund 7, L.P., a Delaware limited partnership;

•       Relational Investors III, L.P., a Delaware limited partnership;

•       Relational Investors VIII, L.P., a Delaware limited partnership;

•       Relational Investors IX, L.P., a Delaware limited partnership;

•       Relational Investors X, L.P., a Delaware limited partnership;

•       Relational Investors XI, L.P., a Delaware limited partnership;

•       Relational Investors XII, L.P., a Delaware limited partnership;

•       Relational Investors XIV, L.P., a Delaware limited partnership;

•       Relational Investors XV, L.P., a Delaware limited partnership;

•       David H. Batchelder, a natural person, a principal of Relational Investors LLC and a nominee for election to the Board of Directors of the Company; and

•       Ralph V. Whitworth, a natural person, a principal of Relational Investors LLC and a nominee for election to the Board of Directors of the Company;

•       The foregoing persons are referred to collectively as the “Relational Funds”.

The principal business of Relational Investors LLC is being the sole general partner of Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P. Relational Investors XIV, L.P., Relational Investors XV, L.P., and the sole managing member of the general partners of Relational Investors III, L.P and Relational Investors X, L.P. The principal business of each of Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P. and Relational Investors XIV, L.P., Relational Investors XV, L.P., is investing in securities.

The principal place of business and principal office of each of the foregoing entities is located at 12400 High Bluff Road, Suite 600, San Diego, California 92130.

Relational Investors LLC manages investment accounts for clients, which include members of the management of Relational Investors LLC, Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P., and affiliated and associated persons as well as unaffiliated individual and institutional clients. Relational Investors LLC has caused investment accounts of certain of its clients and limited partnerships (collectively, “Clients”), over which it has discretion, to acquire Common Stock. The Relational Funds have voting and disposition power over the Common Stock held in these accounts and by these limited partnerships and, accordingly, may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of the Common Stock held in such accounts and by such limited partnerships. Except for such deemed beneficial ownership and except as described below, none of Relational Investors LLC, Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P. or any of their members, partners or associates or such members’ or partners’ associates, own any Common Stock or other securities of the Company.

The present principal occupation of each of David H. Batchelder and Ralph V. Whitworth is serving as a principal of Relational Investors LLC. The business address of Messrs. Batchelder and Whitworth is 12400 High Bluff Road, Suite 600, San Diego, California 92130.

The following persons may also be deemed “participants in the solicitation”:

•  Castle Creek Financial LLC, a private equity firm specializing in financial institutions, which has its business address at 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, California 92067. Relational Investors LLC has an agreement with Castle Creek Financial LLC to provide consulting services with respect to evaluating the Relational Funds’ investment in the Company’s Common Stock. In exchange for these services Castle Creek Financial LLC will receive a fee based on a percentage of the Relational Funds’ net profits over a hurdle rate from its investment in the Common Stock, if any.

•       Mr. John M. Eggemeyer, III, whose present principal occupation is President of Castle Creek Financial LLC, has his business address at 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, California 92067.

•  Mr. Mark Merlo, whose present principal occupation is Senior Vice President of Castle Creek Financial LLC, has his business address at 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, California 92067.

•       Mr. Anthony P. Terracciano, whose present principal occupation is as a consultant, has his business address at 1123 3rd Avenue (2nd Floor), Spring Lake, New Jersey 07762.

•  Lewis, Eckart, Robb & Co., a financial management consulting firm, which has its business address at 425 One Plymouth Meeting, Plymouth Meeting, Pennsylvania 19462. Relational Investors LLC has a consulting agreement with Lewis, Eckart, Robb & Co. to provide consulting services. In exchange for these services Lewis, Eckart, Robb & Co. will receive consulting fees.

•  Mr. Robert C. Robb, Jr., whose present principal occupation is a consultant with Lewis, Eckart, Robb & Co., has his business address at 425 One Plymouth Meeting, Plymouth Meeting, Pennsylvania 19462.

•  FYI Messaging, a call center operator which has its business address at 2401 W. Behrend Dr., Ste. 7, Phoenix, Arizona 85027.

None of Castle Creek Financial, LLC, Mr. Eggemeyer, Mr. Merlo, Mr. Terraciano, Lewis, Eckart, Robb & Co. or Mr. Robb, to the best of the Relational Funds’ knowledge, (i) have purchased or sold any securities of the Company within the past two years, (ii) own any such shares either beneficially or of record or (iii) have any substantial interest, direct or indirect, in any matter to be acted upon at the meeting, except as disclosed above.

APPENDIX B

The following is a summary of all transactions in Company securities over the last two years by the Relational Funds. Company securities are purchased with capital of the purchaser and, from time to time, securities may be purchased with margin borrowings under margin accounts established for two of the managed client accounts and four of the Relational Funds with Credit Suisse Corporation (“Credit Suisse”). These borrowings are secured by a pledge of all securities, instruments, credit balances, commodities and other property, and all proceeds of the foregoing, held by the purchaser in its customer account with Credit Suisse. Since the margin borrowings are not specifically attributable to, identified with or secured solely by Company securities, it is not practicable to determine how much, if any, of any margin borrowings are attributable or should be allocated to the purchase of Company securities.

Date	Transaction	Purchaser	Number of Shares
6/3/2004	Purchase	Relational Coast Partners, L.P.	1,196
6/4/2004	Purchase	Relational Coast Partners, L.P.	2,285
6/7/2004	Purchase	Relational Coast Partners, L.P.	1,280
6/8/2004	Purchase	Relational Coast Partners, L.P.	1,828
6/9/2004	Purchase	Relational Coast Partners, L.P.	5,941
6/10/2004	Purchase	Relational Coast Partners, L.P.	7,312
6/14/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/15/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/16/2004	Purchase	Relational Coast Partners, L.P.	1,828
6/17/2004	Purchase	Relational Coast Partners, L.P.	1,828
6/18/2004	Purchase	Relational Coast Partners, L.P.	2,742
6/21/2004	Purchase	Relational Coast Partners, L.P.	6,398
6/22/2004	Purchase	Relational Coast Partners, L.P.	4,570
6/23/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/24/2004	Purchase	Relational Coast Partners, L.P.	5,484
6/25/2004	Purchase	Relational Coast Partners, L.P.	5,484
6/28/2004	Purchase	Relational Coast Partners, L.P.	4,570
6/29/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/30/2004	Purchase	Relational Coast Partners, L.P.	5,484
7/1/2004	Purchase	Relational Coast Partners, L.P.	4,786
7/2/2004	Purchase	Relational Coast Partners, L.P.	3,989
7/6/2004	Purchase	Relational Coast Partners, L.P.	3,590
7/7/2004	Purchase	Relational Coast Partners, L.P.	2,393
7/8/2004	Purchase	Relational Coast Partners, L.P.	3,191
7/9/2004	Purchase	Relational Coast Partners, L.P.	2,393
7/12/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/13/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/14/2004	Purchase	Relational Coast Partners, L.P.	2,755
7/15/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/16/2004	Purchase	Relational Coast Partners, L.P.	3,443
7/19/2004	Purchase	Relational Coast Partners, L.P.	1,904
7/20/2004	Purchase	Relational Coast Partners, L.P.	1,722
7/21/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/22/2004	Purchase	Relational Coast Partners, L.P.	1,386
7/29/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/30/2004	Purchase	Relational Coast Partners, L.P.	5,423
1/4/2005	Purchase	Relational Coast Partners, L.P.	2,933
1/5/2005	Purchase	Relational Coast Partners, L.P.	1,676

1/6/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/7/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/10/2005	Purchase	Relational Coast Partners, L.P.	1,257
1/11/2005	Purchase	Relational Coast Partners, L.P.	1,257
1/12/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/13/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/14/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/18/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/19/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/20/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/21/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/24/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/25/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/26/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/27/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/28/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/31/2005	Purchase	Relational Coast Partners, L.P.	1,676
2/1/2005	Purchase	Relational Coast Partners, L.P.	1,978
2/2/2005	Purchase	Relational Coast Partners, L.P.	2,544
2/3/2005	Purchase	Relational Coast Partners, L.P.	2,544
2/4/2005	Purchase	Relational Coast Partners, L.P.	2,261
2/7/2005	Purchase	Relational Coast Partners, L.P.	3,674
2/8/2005	Purchase	Relational Coast Partners, L.P.	2,826
2/9/2005	Purchase	Relational Coast Partners, L.P.	3,109
2/10/2005	Purchase	Relational Coast Partners, L.P.	3,109
2/11/2005	Purchase	Relational Coast Partners, L.P.	2,826
2/14/2005	Purchase	Relational Coast Partners, L.P.	2,767
2/15/2005	Purchase	Relational Coast Partners, L.P.	2,826
2/16/2005	Purchase	Relational Coast Partners, L.P.	1,626
5/25/2005	Purchase	Relational Coast Partners, L.P.	2,463
5/26/2005	Purchase	Relational Coast Partners, L.P.	2,463
5/27/2005	Purchase	Relational Coast Partners, L.P.	1,847
5/31/2005	Purchase	Relational Coast Partners, L.P.	2,052
6/1/2005	Purchase	Relational Coast Partners, L.P.	1,330
6/2/2005	Purchase	Relational Coast Partners, L.P.	1,571
6/3/2005	Purchase	Relational Coast Partners, L.P.	1,571
6/6/2005	Purchase	Relational Coast Partners, L.P.	1,257
6/7/2005	Purchase	Relational Coast Partners, L.P.	1,257
6/8/2005	Purchase	Relational Coast Partners, L.P.	1,277
6/9/2005	Purchase	Relational Coast Partners, L.P.	1,763
6/10/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/13/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/14/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/15/2005	Purchase	Relational Coast Partners, L.P.	1,486
6/16/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/17/2005	Purchase	Relational Coast Partners, L.P.	1,672
6/20/2005	Purchase	Relational Coast Partners, L.P.	1,569
7/5/2005	Purchase	Relational Coast Partners, L.P.	1,803
7/6/2005	Purchase	Relational Coast Partners, L.P.	1,503

7/7/2005	Purchase	Relational Coast Partners, L.P.	2,705
10/4/2005	Purchase	Relational Coast Partners, L.P.	551
10/5/2005	Purchase	Relational Coast Partners, L.P.	1,023
10/6/2005	Purchase	Relational Coast Partners, L.P.	675
10/7/2005	Purchase	Relational Coast Partners, L.P.	681
10/10/2005	Purchase	Relational Coast Partners, L.P.	123
12/13/2005	Purchase	Relational Coast Partners, L.P.	1,903
12/13/2005	Purchase	Relational Coast Partners, L.P.	280
12/14/2005	Purchase	Relational Coast Partners, L.P.	3,413
12/14/2005	Purchase	Relational Coast Partners, L.P.	502
12/15/2005	Purchase	Relational Coast Partners, L.P.	3,088
12/15/2005	Purchase	Relational Coast Partners, L.P.	455
12/16/2005	Purchase	Relational Coast Partners, L.P.	4,617
12/16/2005	Purchase	Relational Coast Partners, L.P.	680
12/19/2005	Purchase	Relational Coast Partners, L.P.	5,746
12/19/2005	Purchase	Relational Coast Partners, L.P.	846
12/19/2005	Purchase	Relational Coast Partners, L.P.	147
12/19/2005	Purchase	Relational Coast Partners, L.P.	996
12/20/2005	Purchase	Relational Coast Partners, L.P.	3,287
12/20/2005	Purchase	Relational Coast Partners, L.P.	484
12/21/2005	Purchase	Relational Coast Partners, L.P.	9,356
12/21/2005	Purchase	Relational Coast Partners, L.P.	1,389
12/21/2005	Purchase	Relational Coast Partners, L.P.	2,025
12/21/2005	Purchase	Relational Coast Partners, L.P.	300
12/22/2005	Purchase	Relational Coast Partners, L.P.	896
12/22/2005	Purchase	Relational Coast Partners, L.P.	1,425
6/3/2004	Purchase	Relational Fund Partners, L.P.	457
6/4/2004	Purchase	Relational Fund Partners, L.P.	873
6/7/2004	Purchase	Relational Fund Partners, L.P.	489
6/8/2004	Purchase	Relational Fund Partners, L.P.	698
6/9/2004	Purchase	Relational Fund Partners, L.P.	2,269
6/10/2004	Purchase	Relational Fund Partners, L.P.	2,793
6/14/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/15/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/16/2004	Purchase	Relational Fund Partners, L.P.	698
6/17/2004	Purchase	Relational Fund Partners, L.P.	698
6/18/2004	Purchase	Relational Fund Partners, L.P.	1,047
6/21/2004	Purchase	Relational Fund Partners, L.P.	2,444
6/22/2004	Purchase	Relational Fund Partners, L.P.	1,746
6/23/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/24/2004	Purchase	Relational Fund Partners, L.P.	2,095
6/25/2004	Purchase	Relational Fund Partners, L.P.	2,095
6/28/2004	Purchase	Relational Fund Partners, L.P.	1,746
6/29/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/30/2004	Purchase	Relational Fund Partners, L.P.	2,095
7/1/2004	Purchase	Relational Fund Partners, L.P.	1,766
7/2/2004	Purchase	Relational Fund Partners, L.P.	1,472
7/6/2004	Purchase	Relational Fund Partners, L.P.	1,325
7/7/2004	Purchase	Relational Fund Partners, L.P.	883

7/8/2004	Purchase	Relational Fund Partners, L.P.	1,178
7/9/2004	Purchase	Relational Fund Partners, L.P.	883
7/12/2004	Purchase	Relational Fund Partners, L.P.	953
7/13/2004	Purchase	Relational Fund Partners, L.P.	953
7/14/2004	Purchase	Relational Fund Partners, L.P.	1,017
7/15/2004	Purchase	Relational Fund Partners, L.P.	953
7/16/2004	Purchase	Relational Fund Partners, L.P.	1,271
7/19/2004	Purchase	Relational Fund Partners, L.P.	703
7/20/2004	Purchase	Relational Fund Partners, L.P.	635
7/21/2004	Purchase	Relational Fund Partners, L.P.	953
7/22/2004	Purchase	Relational Fund Partners, L.P.	512
7/29/2004	Purchase	Relational Fund Partners, L.P.	953
7/30/2004	Purchase	Relational Fund Partners, L.P.	2,002
9/8/2004	Purchase	Relational Fund Partners, L.P.	1,600
1/4/2005	Purchase	Relational Fund Partners, L.P.	2,533
1/5/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/6/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/7/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/10/2005	Purchase	Relational Fund Partners, L.P.	1,086
1/11/2005	Purchase	Relational Fund Partners, L.P.	1,086
1/12/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/13/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/14/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/18/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/19/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/20/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/21/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/24/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/25/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/26/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/27/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/28/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/31/2005	Purchase	Relational Fund Partners, L.P.	1,448
2/1/2005	Purchase	Relational Fund Partners, L.P.	891
2/2/2005	Purchase	Relational Fund Partners, L.P.	1,145
2/3/2005	Purchase	Relational Fund Partners, L.P.	1,145
2/4/2005	Purchase	Relational Fund Partners, L.P.	1,018
2/7/2005	Purchase	Relational Fund Partners, L.P.	1,654
2/8/2005	Purchase	Relational Fund Partners, L.P.	1,272
2/9/2005	Purchase	Relational Fund Partners, L.P.	1,399
2/10/2005	Purchase	Relational Fund Partners, L.P.	1,399
2/11/2005	Purchase	Relational Fund Partners, L.P.	1,272
2/14/2005	Purchase	Relational Fund Partners, L.P.	1,246
2/15/2005	Purchase	Relational Fund Partners, L.P.	1,272
2/16/2005	Purchase	Relational Fund Partners, L.P.	732
5/25/2005	Purchase	Relational Fund Partners, L.P.	1,100
5/26/2005	Purchase	Relational Fund Partners, L.P.	1,100
5/27/2005	Purchase	Relational Fund Partners, L.P.	825
5/31/2005	Purchase	Relational Fund Partners, L.P.	916

6/1/2005	Purchase	Relational Fund Partners, L.P.	591
6/2/2005	Purchase	Relational Fund Partners, L.P.	697
6/3/2005	Purchase	Relational Fund Partners, L.P.	697
6/6/2005	Purchase	Relational Fund Partners, L.P.	558
6/7/2005	Purchase	Relational Fund Partners, L.P.	558
6/8/2005	Purchase	Relational Fund Partners, L.P.	567
6/9/2005	Purchase	Relational Fund Partners, L.P.	781
6/10/2005	Purchase	Relational Fund Partners, L.P.	493
6/13/2005	Purchase	Relational Fund Partners, L.P.	493
6/14/2005	Purchase	Relational Fund Partners, L.P.	493
6/15/2005	Purchase	Relational Fund Partners, L.P.	658
6/16/2005	Purchase	Relational Fund Partners, L.P.	493
6/17/2005	Purchase	Relational Fund Partners, L.P.	738
6/20/2005	Purchase	Relational Fund Partners, L.P.	693
7/5/2005	Purchase	Relational Fund Partners, L.P.	627
7/6/2005	Purchase	Relational Fund Partners, L.P.	522
7/7/2005	Purchase	Relational Fund Partners, L.P.	940
10/4/2005	Purchase	Relational Fund Partners, L.P.	15
10/5/2005	Purchase	Relational Fund Partners, L.P.	29
10/6/2005	Purchase	Relational Fund Partners, L.P.	19
10/7/2005	Purchase	Relational Fund Partners, L.P.	13
12/13/2005	Purchase	Relational Fund Partners, L.P.	336
12/13/2005	Purchase	Relational Fund Partners, L.P.	79
12/13/2005	Purchase	Relational Fund Partners, L.P.	496
12/13/2005	Purchase	Relational Fund Partners, L.P.	10
12/14/2005	Purchase	Relational Fund Partners, L.P.	602
12/14/2005	Purchase	Relational Fund Partners, L.P.	142
12/14/2005	Purchase	Relational Fund Partners, L.P.	890
12/14/2005	Purchase	Relational Fund Partners, L.P.	17
12/15/2005	Purchase	Relational Fund Partners, L.P.	545
12/15/2005	Purchase	Relational Fund Partners, L.P.	128
12/15/2005	Purchase	Relational Fund Partners, L.P.	769
12/15/2005	Purchase	Relational Fund Partners, L.P.	16
12/16/2005	Purchase	Relational Fund Partners, L.P.	815
12/16/2005	Purchase	Relational Fund Partners, L.P.	192
12/16/2005	Purchase	Relational Fund Partners, L.P.	23
12/19/2005	Purchase	Relational Fund Partners, L.P.	1,014
12/19/2005	Purchase	Relational Fund Partners, L.P.	104
12/19/2005	Purchase	Relational Fund Partners, L.P.	17
12/19/2005	Purchase	Relational Fund Partners, L.P.	176
12/19/2005	Purchase	Relational Fund Partners, L.P.	18
12/19/2005	Purchase	Relational Fund Partners, L.P.	3
12/20/2005	Purchase	Relational Fund Partners, L.P.	580
12/21/2005	Purchase	Relational Fund Partners, L.P.	1,665
12/21/2005	Purchase	Relational Fund Partners, L.P.	360
12/22/2005	Purchase	Relational Fund Partners, L.P.	34
12/22/2005	Purchase	Relational Fund Partners, L.P.	53

6/3/2004	Purchase	Relational Investors III, L.P.	836
6/4/2004	Purchase	Relational Investors III, L.P.	1,602
6/7/2004	Purchase	Relational Investors III, L.P.	897
6/8/2004	Purchase	Relational Investors III, L.P.	1,282
6/9/2004	Purchase	Relational Investors III, L.P.	4,166
6/10/2004	Purchase	Relational Investors III, L.P.	5,128
6/14/2004	Purchase	Relational Investors III, L.P.	2,564
6/15/2004	Purchase	Relational Investors III, L.P.	2,564
6/16/2004	Purchase	Relational Investors III, L.P.	1,282
6/17/2004	Purchase	Relational Investors III, L.P.	1,282
6/18/2004	Purchase	Relational Investors III, L.P.	1,923
6/21/2004	Purchase	Relational Investors III, L.P.	4,487
6/22/2004	Purchase	Relational Investors III, L.P.	3,205
6/23/2004	Purchase	Relational Investors III, L.P.	2,564
6/24/2004	Purchase	Relational Investors III, L.P.	3,846
6/25/2004	Purchase	Relational Investors III, L.P.	3,846
6/28/2004	Purchase	Relational Investors III, L.P.	3,205
6/29/2004	Purchase	Relational Investors III, L.P.	2,564
6/30/2004	Purchase	Relational Investors III, L.P.	3,846
7/1/2004	Purchase	Relational Investors III, L.P.	3,141
7/2/2004	Purchase	Relational Investors III, L.P.	2,618
7/6/2004	Purchase	Relational Investors III, L.P.	2,356
7/7/2004	Purchase	Relational Investors III, L.P.	1,570
7/8/2004	Purchase	Relational Investors III, L.P.	2,094
7/9/2004	Purchase	Relational Investors III, L.P.	1,570
7/12/2004	Purchase	Relational Investors III, L.P.	1,646
7/13/2004	Purchase	Relational Investors III, L.P.	1,646
7/14/2004	Purchase	Relational Investors III, L.P.	1,756
7/15/2004	Purchase	Relational Investors III, L.P.	1,646
7/16/2004	Purchase	Relational Investors III, L.P.	2,195
7/19/2004	Purchase	Relational Investors III, L.P.	1,214
7/20/2004	Purchase	Relational Investors III, L.P.	1,097
7/21/2004	Purchase	Relational Investors III, L.P.	1,646
7/22/2004	Purchase	Relational Investors III, L.P.	883
7/29/2004	Purchase	Relational Investors III, L.P.	1,646
7/30/2004	Purchase	Relational Investors III, L.P.	3,183
7/30/2004	Purchase	Relational Investors III, L.P.	274
1/4/2005	Purchase	Relational Investors III, L.P.	2,536
1/5/2005	Purchase	Relational Investors III, L.P.	1,449
1/6/2005	Purchase	Relational Investors III, L.P.	1,812
1/7/2005	Purchase	Relational Investors III, L.P.	1,449
1/10/2005	Purchase	Relational Investors III, L.P.	1,087
1/11/2005	Purchase	Relational Investors III, L.P.	1,087
1/12/2005	Purchase	Relational Investors III, L.P.	1,449
1/13/2005	Purchase	Relational Investors III, L.P.	1,449
1/14/2005	Purchase	Relational Investors III, L.P.	1,449
1/18/2005	Purchase	Relational Investors III, L.P.	1,449
1/19/2005	Purchase	Relational Investors III, L.P.	1,449
1/20/2005	Purchase	Relational Investors III, L.P.	1,812

1/21/2005	Purchase	Relational Investors III, L.P.	1,812
1/24/2005	Purchase	Relational Investors III, L.P.	1,449
1/25/2005	Purchase	Relational Investors III, L.P.	1,812
1/26/2005	Purchase	Relational Investors III, L.P.	1,449
1/27/2005	Purchase	Relational Investors III, L.P.	1,449
1/28/2005	Purchase	Relational Investors III, L.P.	1,449
1/31/2005	Purchase	Relational Investors III, L.P.	1,449
2/1/2005	Purchase	Relational Investors III, L.P.	1,340
2/2/2005	Purchase	Relational Investors III, L.P.	1,722
2/3/2005	Purchase	Relational Investors III, L.P.	1,722
2/4/2005	Purchase	Relational Investors III, L.P.	1,531
2/7/2005	Purchase	Relational Investors III, L.P.	2,488
2/8/2005	Purchase	Relational Investors III, L.P.	1,914
2/9/2005	Purchase	Relational Investors III, L.P.	2,105
2/10/2005	Purchase	Relational Investors III, L.P.	2,105
2/11/2005	Purchase	Relational Investors III, L.P.	1,914
2/14/2005	Purchase	Relational Investors III, L.P.	1,874
2/15/2005	Purchase	Relational Investors III, L.P.	1,914
2/16/2005	Purchase	Relational Investors III, L.P.	1,101
4/1/2005	Purchase	Relational Investors III, L.P.	2,672
4/4/2005	Purchase	Relational Investors III, L.P.	2,338
4/5/2005	Purchase	Relational Investors III, L.P.	1,670
4/6/2005	Purchase	Relational Investors III, L.P.	2,338
4/7/2005	Purchase	Relational Investors III, L.P.	1,336
4/8/2005	Purchase	Relational Investors III, L.P.	2,338
4/11/2005	Purchase	Relational Investors III, L.P.	1,336
4/12/2005	Purchase	Relational Investors III, L.P.	2,004
4/13/2005	Purchase	Relational Investors III, L.P.	1,603
5/5/2005	Purchase	Relational Investors III, L.P.	513
5/6/2005	Purchase	Relational Investors III, L.P.	513
5/9/2005	Purchase	Relational Investors III, L.P.	231
5/11/2005	Purchase	Relational Investors III, L.P.	855
5/12/2005	Purchase	Relational Investors III, L.P.	684
5/13/2005	Purchase	Relational Investors III, L.P.	249
5/18/2005	Purchase	Relational Investors III, L.P.	6,341
5/19/2005	Purchase	Relational Investors III, L.P.	5,284
5/20/2005	Purchase	Relational Investors III, L.P.	6,341
5/23/2005	Purchase	Relational Investors III, L.P.	6,341
5/24/2005	Purchase	Relational Investors III, L.P.	5,774
5/25/2005	Purchase	Relational Investors III, L.P.	1,981
5/26/2005	Purchase	Relational Investors III, L.P.	1,981
5/27/2005	Purchase	Relational Investors III, L.P.	1,486
5/31/2005	Purchase	Relational Investors III, L.P.	1,651
6/1/2005	Purchase	Relational Investors III, L.P.	1,642
6/2/2005	Purchase	Relational Investors III, L.P.	1,940
6/3/2005	Purchase	Relational Investors III, L.P.	1,940
6/6/2005	Purchase	Relational Investors III, L.P.	1,552
6/7/2005	Purchase	Relational Investors III, L.P.	1,552
6/8/2005	Purchase	Relational Investors III, L.P.	1,577

6/9/2005	Purchase	Relational Investors III, L.P.	2,174
6/10/2005	Purchase	Relational Investors III, L.P.	1,374
6/13/2005	Purchase	Relational Investors III, L.P.	1,374
6/14/2005	Purchase	Relational Investors III, L.P.	1,374
6/15/2005	Purchase	Relational Investors III, L.P.	1,832
6/16/2005	Purchase	Relational Investors III, L.P.	1,374
6/17/2005	Purchase	Relational Investors III, L.P.	2,061
6/20/2005	Purchase	Relational Investors III, L.P.	1,933
7/5/2005	Purchase	Relational Investors III, L.P.	1,467
7/6/2005	Purchase	Relational Investors III, L.P.	1,223
7/7/2005	Purchase	Relational Investors III, L.P.	2,201
10/4/2005	Purchase	Relational Investors III, L.P.	2,196
10/5/2005	Purchase	Relational Investors III, L.P.	4,075
10/6/2005	Purchase	Relational Investors III, L.P.	2,145
12/13/2005	Purchase	Relational Investors III, L.P.	1,222
12/14/2005	Purchase	Relational Investors III, L.P.	2,192
12/15/2005	Purchase	Relational Investors III, L.P.	1,983
12/16/2005	Purchase	Relational Investors III, L.P.	2,965
12/19/2005	Purchase	Relational Investors III, L.P.	3,690
12/19/2005	Purchase	Relational Investors III, L.P.	640
12/20/2005	Purchase	Relational Investors III, L.P.	2,111
12/21/2005	Purchase	Relational Investors III, L.P.	6,059
12/21/2005	Purchase	Relational Investors III, L.P.	1,311
12/22/2005	Purchase	Relational Investors III, L.P.	5,522
12/22/2005	Purchase	Relational Investors III, L.P.	8,778
1/3/2006	Purchase	Relational Investors III, L.P.	444
5/5/2005	Purchase	Relational Investors IX, L.P.	102,206
5/6/2005	Purchase	Relational Investors IX, L.P.	102,206
5/9/2005	Purchase	Relational Investors IX, L.P.	45,989
5/11/2005	Purchase	Relational Investors IX, L.P.	170,345
5/12/2005	Purchase	Relational Investors IX, L.P.	136,275
5/13/2005	Purchase	Relational Investors IX, L.P.	49,652
5/18/2005	Purchase	Relational Investors IX, L.P.	200,487
5/19/2005	Purchase	Relational Investors IX, L.P.	167,072
5/20/2005	Purchase	Relational Investors IX, L.P.	200,487
5/23/2005	Purchase	Relational Investors IX, L.P.	200,487
5/24/2005	Purchase	Relational Investors IX, L.P.	182,561
5/25/2005	Purchase	Relational Investors IX, L.P.	56,205
5/26/2005	Purchase	Relational Investors IX, L.P.	56,205
5/27/2005	Purchase	Relational Investors IX, L.P.	42,153
5/31/2005	Purchase	Relational Investors IX, L.P.	46,837
6/1/2005	Purchase	Relational Investors IX, L.P.	27,248
6/2/2005	Purchase	Relational Investors IX, L.P.	32,192
6/3/2005	Purchase	Relational Investors IX, L.P.	32,192
6/6/2005	Purchase	Relational Investors IX, L.P.	25,754
6/7/2005	Purchase	Relational Investors IX, L.P.	25,754
6/8/2005	Purchase	Relational Investors IX, L.P.	22,948
6/3/2004	Purchase	Relational Investors LLC*	2,369
6/3/2004	Purchase	Relational Investors LLC*	2,936

6/3/2004	Purchase	Relational Investors LLC*	684
6/3/2004	Purchase	Relational Investors LLC*	93
6/3/2004	Purchase	Relational Investors LLC*	3
6/4/2004	Purchase	Relational Investors LLC*	3,424
6/4/2004	Purchase	Relational Investors LLC*	5,628
6/4/2004	Purchase	Relational Investors LLC*	1,311
6/4/2004	Purchase	Relational Investors LLC*	179
6/4/2004	Purchase	Relational Investors LLC*	6
6/7/2004	Purchase	Relational Investors LLC*	1,917
6/7/2004	Purchase	Relational Investors LLC*	3,152
6/7/2004	Purchase	Relational Investors LLC*	734
6/7/2004	Purchase	Relational Investors LLC*	100
6/7/2004	Purchase	Relational Investors LLC*	3
6/8/2004	Purchase	Relational Investors LLC*	2,739
6/8/2004	Purchase	Relational Investors LLC*	4,502
6/8/2004	Purchase	Relational Investors LLC*	1,049
6/8/2004	Purchase	Relational Investors LLC*	144
6/8/2004	Purchase	Relational Investors LLC*	5
6/9/2004	Purchase	Relational Investors LLC*	8,901
6/9/2004	Purchase	Relational Investors LLC*	14,633
6/9/2004	Purchase	Relational Investors LLC*	3,410
6/9/2004	Purchase	Relational Investors LLC*	463
6/9/2004	Purchase	Relational Investors LLC*	16
6/10/2004	Purchase	Relational Investors LLC*	10,955
6/10/2004	Purchase	Relational Investors LLC*	18,010
6/10/2004	Purchase	Relational Investors LLC*	4,196
6/10/2004	Purchase	Relational Investors LLC*	570
6/10/2004	Purchase	Relational Investors LLC*	19
6/14/2004	Purchase	Relational Investors LLC*	5,478
6/14/2004	Purchase	Relational Investors LLC*	9,005
6/14/2004	Purchase	Relational Investors LLC*	2,098
6/14/2004	Purchase	Relational Investors LLC*	283
6/14/2004	Purchase	Relational Investors LLC*	10
6/15/2004	Purchase	Relational Investors LLC*	5,478
6/15/2004	Purchase	Relational Investors LLC*	9,005
6/15/2004	Purchase	Relational Investors LLC*	2,098
6/15/2004	Purchase	Relational Investors LLC*	283
6/15/2004	Purchase	Relational Investors LLC*	10
6/16/2004	Purchase	Relational Investors LLC*	2,739
6/16/2004	Purchase	Relational Investors LLC*	4,502
6/16/2004	Purchase	Relational Investors LLC*	1,049
6/16/2004	Purchase	Relational Investors LLC*	144
6/16/2004	Purchase	Relational Investors LLC*	5
6/17/2004	Purchase	Relational Investors LLC*	2,739
6/17/2004	Purchase	Relational Investors LLC*	4,502
6/17/2004	Purchase	Relational Investors LLC*	1,049
6/17/2004	Purchase	Relational Investors LLC*	144
6/17/2004	Purchase	Relational Investors LLC*	5
6/18/2004	Purchase	Relational Investors LLC*	4,108

6/18/2004	Purchase	Relational Investors LLC*	6,754
6/18/2004	Purchase	Relational Investors LLC*	1,574
6/18/2004	Purchase	Relational Investors LLC*	215
6/18/2004	Purchase	Relational Investors LLC*	7
6/21/2004	Purchase	Relational Investors LLC*	9,586
6/21/2004	Purchase	Relational Investors LLC*	15,758
6/21/2004	Purchase	Relational Investors LLC*	3,672
6/21/2004	Purchase	Relational Investors LLC*	498
6/21/2004	Purchase	Relational Investors LLC*	17
6/22/2004	Purchase	Relational Investors LLC*	6,847
6/22/2004	Purchase	Relational Investors LLC*	11,256
6/22/2004	Purchase	Relational Investors LLC*	2,623
6/22/2004	Purchase	Relational Investors LLC*	357
6/22/2004	Purchase	Relational Investors LLC*	12
6/23/2004	Purchase	Relational Investors LLC*	5,478
6/23/2004	Purchase	Relational Investors LLC*	9,005
6/23/2004	Purchase	Relational Investors LLC*	2,098
6/23/2004	Purchase	Relational Investors LLC*	283
6/23/2004	Purchase	Relational Investors LLC*	10
6/24/2004	Purchase	Relational Investors LLC*	8,216
6/24/2004	Purchase	Relational Investors LLC*	13,507
6/24/2004	Purchase	Relational Investors LLC*	3,147
6/24/2004	Purchase	Relational Investors LLC*	428
6/24/2004	Purchase	Relational Investors LLC*	14
6/25/2004	Purchase	Relational Investors LLC*	8,216
6/25/2004	Purchase	Relational Investors LLC*	13,507
6/25/2004	Purchase	Relational Investors LLC*	3,147
6/25/2004	Purchase	Relational Investors LLC*	428
6/25/2004	Purchase	Relational Investors LLC*	14
6/28/2004	Purchase	Relational Investors LLC*	6,847
6/28/2004	Purchase	Relational Investors LLC*	11,256
6/28/2004	Purchase	Relational Investors LLC*	2,623
6/28/2004	Purchase	Relational Investors LLC*	357
6/28/2004	Purchase	Relational Investors LLC*	12
6/29/2004	Purchase	Relational Investors LLC*	5,478
6/29/2004	Purchase	Relational Investors LLC*	9,005
6/29/2004	Purchase	Relational Investors LLC*	2,098
6/29/2004	Purchase	Relational Investors LLC*	283
6/29/2004	Purchase	Relational Investors LLC*	10
6/30/2004	Purchase	Relational Investors LLC*	8,216
6/30/2004	Purchase	Relational Investors LLC*	13,507
6/30/2004	Purchase	Relational Investors LLC*	3,147
6/30/2004	Purchase	Relational Investors LLC*	428
6/30/2004	Purchase	Relational Investors LLC*	14
7/1/2004	Purchase	Relational Investors LLC*	7,756
7/1/2004	Purchase	Relational Investors LLC*	12,229
7/1/2004	Purchase	Relational Investors LLC*	2,842
7/1/2004	Purchase	Relational Investors LLC*	373
7/1/2004	Purchase	Relational Investors LLC*	13

7/2/2004	Purchase	Relational Investors LLC*	6,463
7/2/2004	Purchase	Relational Investors LLC*	10,191
7/2/2004	Purchase	Relational Investors LLC*	2,368
7/2/2004	Purchase	Relational Investors LLC*	310
7/2/2004	Purchase	Relational Investors LLC*	11
7/6/2004	Purchase	Relational Investors LLC*	5,817
7/6/2004	Purchase	Relational Investors LLC*	9,172
7/6/2004	Purchase	Relational Investors LLC*	2,131
7/6/2004	Purchase	Relational Investors LLC*	278
7/6/2004	Purchase	Relational Investors LLC*	9
7/7/2004	Purchase	Relational Investors LLC*	3,878
7/7/2004	Purchase	Relational Investors LLC*	6,115
7/7/2004	Purchase	Relational Investors LLC*	1,421
7/7/2004	Purchase	Relational Investors LLC*	187
7/7/2004	Purchase	Relational Investors LLC*	6
7/8/2004	Purchase	Relational Investors LLC*	5,170
7/8/2004	Purchase	Relational Investors LLC*	8,153
7/8/2004	Purchase	Relational Investors LLC*	1,894
7/8/2004	Purchase	Relational Investors LLC*	248
7/8/2004	Purchase	Relational Investors LLC*	8
7/9/2004	Purchase	Relational Investors LLC*	3,878
7/9/2004	Purchase	Relational Investors LLC*	6,115
7/9/2004	Purchase	Relational Investors LLC*	1,421
7/9/2004	Purchase	Relational Investors LLC*	187
7/9/2004	Purchase	Relational Investors LLC*	6
7/12/2004	Purchase	Relational Investors LLC*	4,214
7/12/2004	Purchase	Relational Investors LLC*	6,154
7/12/2004	Purchase	Relational Investors LLC*	1,541
7/12/2004	Purchase	Relational Investors LLC*	1,456
7/12/2004	Purchase	Relational Investors LLC*	14
7/13/2004	Purchase	Relational Investors LLC*	4,214
7/13/2004	Purchase	Relational Investors LLC*	6,154
7/13/2004	Purchase	Relational Investors LLC*	1,541
7/13/2004	Purchase	Relational Investors LLC*	1,456
7/13/2004	Purchase	Relational Investors LLC*	14
7/14/2004	Purchase	Relational Investors LLC*	4,495
7/14/2004	Purchase	Relational Investors LLC*	6,564
7/14/2004	Purchase	Relational Investors LLC*	1,644
7/14/2004	Purchase	Relational Investors LLC*	1,551
7/14/2004	Purchase	Relational Investors LLC*	15
7/15/2004	Purchase	Relational Investors LLC*	4,214
7/15/2004	Purchase	Relational Investors LLC*	6,154
7/15/2004	Purchase	Relational Investors LLC*	1,541
7/15/2004	Purchase	Relational Investors LLC*	1,456
7/15/2004	Purchase	Relational Investors LLC*	14
7/16/2004	Purchase	Relational Investors LLC*	5,619
7/16/2004	Purchase	Relational Investors LLC*	8,205
7/16/2004	Purchase	Relational Investors LLC*	2,055
7/16/2004	Purchase	Relational Investors LLC*	1,941

7/16/2004	Purchase	Relational Investors LLC*	18
7/19/2004	Purchase	Relational Investors LLC*	3,107
7/19/2004	Purchase	Relational Investors LLC*	4,537
7/19/2004	Purchase	Relational Investors LLC*	1,137
7/19/2004	Purchase	Relational Investors LLC*	1,073
7/19/2004	Purchase	Relational Investors LLC*	10
7/20/2004	Purchase	Relational Investors LLC*	2,810
7/20/2004	Purchase	Relational Investors LLC*	4,103
7/20/2004	Purchase	Relational Investors LLC*	1,028
7/20/2004	Purchase	Relational Investors LLC*	971
7/20/2004	Purchase	Relational Investors LLC*	9
7/21/2004	Purchase	Relational Investors LLC*	4,214
7/21/2004	Purchase	Relational Investors LLC*	6,154
7/21/2004	Purchase	Relational Investors LLC*	1,541
7/21/2004	Purchase	Relational Investors LLC*	1,456
7/21/2004	Purchase	Relational Investors LLC*	14
7/22/2004	Purchase	Relational Investors LLC*	2,262
7/22/2004	Purchase	Relational Investors LLC*	3,303
7/22/2004	Purchase	Relational Investors LLC*	827
7/22/2004	Purchase	Relational Investors LLC*	781
7/22/2004	Purchase	Relational Investors LLC*	7
7/29/2004	Purchase	Relational Investors LLC*	4,214
7/29/2004	Purchase	Relational Investors LLC*	6,154
7/29/2004	Purchase	Relational Investors LLC*	1,541
7/29/2004	Purchase	Relational Investors LLC*	1,456
7/29/2004	Purchase	Relational Investors LLC*	14
7/30/2004	Purchase	Relational Investors LLC*	8,148
7/30/2004	Purchase	Relational Investors LLC*	702
7/30/2004	Purchase	Relational Investors LLC*	11,897
7/30/2004	Purchase	Relational Investors LLC*	1,026
7/30/2004	Purchase	Relational Investors LLC*	2,980
7/30/2004	Purchase	Relational Investors LLC*	257
7/30/2004	Purchase	Relational Investors LLC*	2,812
7/30/2004	Purchase	Relational Investors LLC*	244
7/30/2004	Purchase	Relational Investors LLC*	27
7/30/2004	Purchase	Relational Investors LLC*	2
9/2/2004	Purchase	Relational Investors LLC*	100,000
9/3/2004	Purchase	Relational Investors LLC*	100,000
9/7/2004	Purchase	Relational Investors LLC*	54,300
1/4/2005	Purchase	Relational Investors LLC*	18,009
1/4/2005	Purchase	Relational Investors LLC*	21,972
1/4/2005	Purchase	Relational Investors LLC*	3,295
1/4/2005	Purchase	Relational Investors LLC*	1,396
1/4/2005	Purchase	Relational Investors LLC*	36
1/5/2005	Purchase	Relational Investors LLC*	10,291
1/5/2005	Purchase	Relational Investors LLC*	12,556
1/5/2005	Purchase	Relational Investors LLC*	1,883
1/5/2005	Purchase	Relational Investors LLC*	798
1/5/2005	Purchase	Relational Investors LLC*	20

1/6/2005	Purchase	Relational Investors LLC*	12,864
1/6/2005	Purchase	Relational Investors LLC*	15,695
1/6/2005	Purchase	Relational Investors LLC*	2,354
1/6/2005	Purchase	Relational Investors LLC*	996
1/6/2005	Purchase	Relational Investors LLC*	25
1/7/2005	Purchase	Relational Investors LLC*	10,291
1/7/2005	Purchase	Relational Investors LLC*	12,556
1/7/2005	Purchase	Relational Investors LLC*	1,883
1/7/2005	Purchase	Relational Investors LLC*	798
1/7/2005	Purchase	Relational Investors LLC*	20
1/10/2005	Purchase	Relational Investors LLC*	7,718
1/10/2005	Purchase	Relational Investors LLC*	9,417
1/10/2005	Purchase	Relational Investors LLC*	1,412
1/10/2005	Purchase	Relational Investors LLC*	597
1/10/2005	Purchase	Relational Investors LLC*	15
1/11/2005	Purchase	Relational Investors LLC*	7,718
1/11/2005	Purchase	Relational Investors LLC*	9,417
1/11/2005	Purchase	Relational Investors LLC*	1,412
1/11/2005	Purchase	Relational Investors LLC*	597
1/11/2005	Purchase	Relational Investors LLC*	15
1/12/2005	Purchase	Relational Investors LLC*	10,291
1/12/2005	Purchase	Relational Investors LLC*	12,556
1/12/2005	Purchase	Relational Investors LLC*	1,883
1/12/2005	Purchase	Relational Investors LLC*	798
1/12/2005	Purchase	Relational Investors LLC*	20
1/13/2005	Purchase	Relational Investors LLC*	10,291
1/13/2005	Purchase	Relational Investors LLC*	12,556
1/13/2005	Purchase	Relational Investors LLC*	1,883
1/13/2005	Purchase	Relational Investors LLC*	798
1/13/2005	Purchase	Relational Investors LLC*	20
1/14/2005	Purchase	Relational Investors LLC*	10,291
1/14/2005	Purchase	Relational Investors LLC*	12,556
1/14/2005	Purchase	Relational Investors LLC*	1,883
1/14/2005	Purchase	Relational Investors LLC*	798
1/14/2005	Purchase	Relational Investors LLC*	20
1/18/2005	Purchase	Relational Investors LLC*	10,291
1/18/2005	Purchase	Relational Investors LLC*	12,556
1/18/2005	Purchase	Relational Investors LLC*	1,883
1/18/2005	Purchase	Relational Investors LLC*	798
1/18/2005	Purchase	Relational Investors LLC*	20
1/19/2005	Purchase	Relational Investors LLC*	10,291
1/19/2005	Purchase	Relational Investors LLC*	12,556
1/19/2005	Purchase	Relational Investors LLC*	1,883
1/19/2005	Purchase	Relational Investors LLC*	798
1/19/2005	Purchase	Relational Investors LLC*	20
1/20/2005	Purchase	Relational Investors LLC*	12,864
1/20/2005	Purchase	Relational Investors LLC*	15,695
1/20/2005	Purchase	Relational Investors LLC*	2,354
1/20/2005	Purchase	Relational Investors LLC*	996

1/20/2005	Purchase	Relational Investors LLC*	25
1/21/2005	Purchase	Relational Investors LLC*	12,864
1/21/2005	Purchase	Relational Investors LLC*	15,695
1/21/2005	Purchase	Relational Investors LLC*	2,354
1/21/2005	Purchase	Relational Investors LLC*	996
1/21/2005	Purchase	Relational Investors LLC*	25
1/24/2005	Purchase	Relational Investors LLC*	10,291
1/24/2005	Purchase	Relational Investors LLC*	12,556
1/24/2005	Purchase	Relational Investors LLC*	1,883
1/24/2005	Purchase	Relational Investors LLC*	798
1/24/2005	Purchase	Relational Investors LLC*	20
1/25/2005	Purchase	Relational Investors LLC*	12,864
1/25/2005	Purchase	Relational Investors LLC*	15,695
1/25/2005	Purchase	Relational Investors LLC*	2,354
1/25/2005	Purchase	Relational Investors LLC*	996
1/25/2005	Purchase	Relational Investors LLC*	25
1/26/2005	Purchase	Relational Investors LLC*	10,291
1/26/2005	Purchase	Relational Investors LLC*	12,556
1/26/2005	Purchase	Relational Investors LLC*	1,883
1/26/2005	Purchase	Relational Investors LLC*	798
1/26/2005	Purchase	Relational Investors LLC*	20
1/27/2005	Purchase	Relational Investors LLC*	10,291
1/27/2005	Purchase	Relational Investors LLC*	12,556
1/27/2005	Purchase	Relational Investors LLC*	1,883
1/27/2005	Purchase	Relational Investors LLC*	798
1/27/2005	Purchase	Relational Investors LLC*	20
1/28/2005	Purchase	Relational Investors LLC*	10,291
1/28/2005	Purchase	Relational Investors LLC*	12,556
1/28/2005	Purchase	Relational Investors LLC*	1,883
1/28/2005	Purchase	Relational Investors LLC*	798
1/28/2005	Purchase	Relational Investors LLC*	20
1/31/2005	Purchase	Relational Investors LLC*	10,291
1/31/2005	Purchase	Relational Investors LLC*	12,556
1/31/2005	Purchase	Relational Investors LLC*	1,883
1/31/2005	Purchase	Relational Investors LLC*	798
1/31/2005	Purchase	Relational Investors LLC*	20
2/1/2005	Purchase	Relational Investors LLC*	8,382
2/1/2005	Purchase	Relational Investors LLC*	10,569
2/1/2005	Purchase	Relational Investors LLC*	1,588
2/1/2005	Purchase	Relational Investors LLC*	669
2/1/2005	Purchase	Relational Investors LLC*	17
2/2/2005	Purchase	Relational Investors LLC*	10,777
2/2/2005	Purchase	Relational Investors LLC*	13,589
2/2/2005	Purchase	Relational Investors LLC*	2,042
2/2/2005	Purchase	Relational Investors LLC*	858
2/2/2005	Purchase	Relational Investors LLC*	22
2/3/2005	Purchase	Relational Investors LLC*	10,777
2/3/2005	Purchase	Relational Investors LLC*	13,589
2/3/2005	Purchase	Relational Investors LLC*	2,042

2/3/2005	Purchase	Relational Investors LLC*	858
2/3/2005	Purchase	Relational Investors LLC*	22
2/4/2005	Purchase	Relational Investors LLC*	9,580
2/4/2005	Purchase	Relational Investors LLC*	12,079
2/4/2005	Purchase	Relational Investors LLC*	1,815
2/4/2005	Purchase	Relational Investors LLC*	762
2/4/2005	Purchase	Relational Investors LLC*	20
2/7/2005	Purchase	Relational Investors LLC*	15,567
2/7/2005	Purchase	Relational Investors LLC*	19,628
2/7/2005	Purchase	Relational Investors LLC*	2,949
2/7/2005	Purchase	Relational Investors LLC*	1,241
2/7/2005	Purchase	Relational Investors LLC*	32
2/8/2005	Purchase	Relational Investors LLC*	11,975
2/8/2005	Purchase	Relational Investors LLC*	15,099
2/8/2005	Purchase	Relational Investors LLC*	2,269
2/8/2005	Purchase	Relational Investors LLC*	955
2/8/2005	Purchase	Relational Investors LLC*	24
2/9/2005	Purchase	Relational Investors LLC*	13,172
2/9/2005	Purchase	Relational Investors LLC*	16,608
2/9/2005	Purchase	Relational Investors LLC*	2,496
2/9/2005	Purchase	Relational Investors LLC*	1,051
2/9/2005	Purchase	Relational Investors LLC*	27
2/10/2005	Purchase	Relational Investors LLC*	13,172
2/10/2005	Purchase	Relational Investors LLC*	16,608
2/10/2005	Purchase	Relational Investors LLC*	2,496
2/10/2005	Purchase	Relational Investors LLC*	1,051
2/10/2005	Purchase	Relational Investors LLC*	27
2/11/2005	Purchase	Relational Investors LLC*	11,975
2/11/2005	Purchase	Relational Investors LLC*	15,099
2/11/2005	Purchase	Relational Investors LLC*	2,269
2/11/2005	Purchase	Relational Investors LLC*	955
2/11/2005	Purchase	Relational Investors LLC*	24
2/14/2005	Purchase	Relational Investors LLC*	11,725
2/14/2005	Purchase	Relational Investors LLC*	14,784
2/14/2005	Purchase	Relational Investors LLC*	2,222
2/14/2005	Purchase	Relational Investors LLC*	934
2/14/2005	Purchase	Relational Investors LLC*	24
2/15/2005	Purchase	Relational Investors LLC*	11,975
2/15/2005	Purchase	Relational Investors LLC*	15,099
2/15/2005	Purchase	Relational Investors LLC*	2,269
2/15/2005	Purchase	Relational Investors LLC*	955
2/15/2005	Purchase	Relational Investors LLC*	24
2/16/2005	Purchase	Relational Investors LLC*	6,888
2/16/2005	Purchase	Relational Investors LLC*	8,685
2/16/2005	Purchase	Relational Investors LLC*	1,305
2/16/2005	Purchase	Relational Investors LLC*	548
2/16/2005	Purchase	Relational Investors LLC*	14
4/1/2005	Purchase	Relational Investors LLC*	159,537
4/4/2005	Purchase	Relational Investors LLC*	139,595

4/5/2005	Purchase	Relational Investors LLC*	99,710
4/6/2005	Purchase	Relational Investors LLC*	139,595
4/7/2005	Purchase	Relational Investors LLC*	79,768
4/8/2005	Purchase	Relational Investors LLC*	139,595
4/11/2005	Purchase	Relational Investors LLC*	79,768
4/12/2005	Purchase	Relational Investors LLC*	119,653
4/13/2005	Purchase	Relational Investors LLC*	95,719
5/25/2005	Purchase	Relational Investors LLC*	39,441
5/25/2005	Purchase	Relational Investors LLC*	12,621
5/25/2005	Purchase	Relational Investors LLC*	1,990
5/25/2005	Purchase	Relational Investors LLC*	867
5/25/2005	Purchase	Relational Investors LLC*	21
5/26/2005	Purchase	Relational Investors LLC*	39,441
5/26/2005	Purchase	Relational Investors LLC*	12,621
5/26/2005	Purchase	Relational Investors LLC*	1,990
5/26/2005	Purchase	Relational Investors LLC*	867
5/26/2005	Purchase	Relational Investors LLC*	21
5/27/2005	Purchase	Relational Investors LLC*	29,581
5/27/2005	Purchase	Relational Investors LLC*	9,466
5/27/2005	Purchase	Relational Investors LLC*	1,493
5/27/2005	Purchase	Relational Investors LLC*	652
5/27/2005	Purchase	Relational Investors LLC*	16
5/31/2005	Purchase	Relational Investors LLC*	32,867
5/31/2005	Purchase	Relational Investors LLC*	10,517
5/31/2005	Purchase	Relational Investors LLC*	1,659
5/31/2005	Purchase	Relational Investors LLC*	724
5/31/2005	Purchase	Relational Investors LLC*	17
6/1/2005	Purchase	Relational Investors LLC*	22,091
6/1/2005	Purchase	Relational Investors LLC*	6,924
6/1/2005	Purchase	Relational Investors LLC*	1,118
6/1/2005	Purchase	Relational Investors LLC*	473
6/1/2005	Purchase	Relational Investors LLC*	11
6/2/2005	Purchase	Relational Investors LLC*	26,101
6/2/2005	Purchase	Relational Investors LLC*	8,181
6/2/2005	Purchase	Relational Investors LLC*	1,321
6/2/2005	Purchase	Relational Investors LLC*	559
6/2/2005	Purchase	Relational Investors LLC*	13
6/3/2005	Purchase	Relational Investors LLC*	26,101
6/3/2005	Purchase	Relational Investors LLC*	8,181
6/3/2005	Purchase	Relational Investors LLC*	1,321
6/3/2005	Purchase	Relational Investors LLC*	559
6/3/2005	Purchase	Relational Investors LLC*	13
6/6/2005	Purchase	Relational Investors LLC*	20,881
6/6/2005	Purchase	Relational Investors LLC*	6,545
6/6/2005	Purchase	Relational Investors LLC*	1,057
6/6/2005	Purchase	Relational Investors LLC*	447
6/6/2005	Purchase	Relational Investors LLC*	10
6/7/2005	Purchase	Relational Investors LLC*	20,880
6/7/2005	Purchase	Relational Investors LLC*	6,545

6/7/2005	Purchase	Relational Investors LLC*	1,057
6/7/2005	Purchase	Relational Investors LLC*	447
6/7/2005	Purchase	Relational Investors LLC*	10
6/8/2005	Purchase	Relational Investors LLC*	21,217
6/8/2005	Purchase	Relational Investors LLC*	6,650
6/8/2005	Purchase	Relational Investors LLC*	1,074
6/8/2005	Purchase	Relational Investors LLC*	455
6/8/2005	Purchase	Relational Investors LLC*	11
6/9/2005	Purchase	Relational Investors LLC*	29,398
6/9/2005	Purchase	Relational Investors LLC*	29,398
6/9/2005	Purchase	Relational Investors LLC*	9,200
6/9/2005	Purchase	Relational Investors LLC*	1,451
6/9/2005	Purchase	Relational Investors LLC*	621
6/9/2005	Purchase	Relational Investors LLC*	15
6/10/2005	Purchase	Relational Investors LLC*	18,581
6/10/2005	Purchase	Relational Investors LLC*	5,815
6/10/2005	Purchase	Relational Investors LLC*	917
6/10/2005	Purchase	Relational Investors LLC*	392
6/10/2005	Purchase	Relational Investors LLC*	9
6/13/2005	Purchase	Relational Investors LLC*	18,581
6/13/2005	Purchase	Relational Investors LLC*	5,815
6/13/2005	Purchase	Relational Investors LLC*	917
6/13/2005	Purchase	Relational Investors LLC*	392
6/13/2005	Purchase	Relational Investors LLC*	9
6/14/2005	Purchase	Relational Investors LLC*	18,581
6/14/2005	Purchase	Relational Investors LLC*	5,815
6/14/2005	Purchase	Relational Investors LLC*	917
6/14/2005	Purchase	Relational Investors LLC*	392
6/14/2005	Purchase	Relational Investors LLC*	9
6/15/2005	Purchase	Relational Investors LLC*	24,774
6/15/2005	Purchase	Relational Investors LLC*	7,753
6/15/2005	Purchase	Relational Investors LLC*	1,223
6/15/2005	Purchase	Relational Investors LLC*	523
6/15/2005	Purchase	Relational Investors LLC*	12
6/16/2005	Purchase	Relational Investors LLC*	18,581
6/16/2005	Purchase	Relational Investors LLC*	5,815
6/16/2005	Purchase	Relational Investors LLC*	917
6/16/2005	Purchase	Relational Investors LLC*	392
6/16/2005	Purchase	Relational Investors LLC*	9
6/17/2005	Purchase	Relational Investors LLC*	27,871
6/17/2005	Purchase	Relational Investors LLC*	8,722
6/17/2005	Purchase	Relational Investors LLC*	1,376
6/17/2005	Purchase	Relational Investors LLC*	588
6/17/2005	Purchase	Relational Investors LLC*	14
6/20/2005	Purchase	Relational Investors LLC*	26,149
6/20/2005	Purchase	Relational Investors LLC*	8,183
6/20/2005	Purchase	Relational Investors LLC*	1,291
6/20/2005	Purchase	Relational Investors LLC*	552
6/20/2005	Purchase	Relational Investors LLC*	13

7/5/2005	Purchase	Relational Investors LLC*	20,796
7/5/2005	Purchase	Relational Investors LLC*	6,876
7/5/2005	Purchase	Relational Investors LLC*	1,048
7/5/2005	Purchase	Relational Investors LLC*	462
7/5/2005	Purchase	Relational Investors LLC*	11
7/6/2005	Purchase	Relational Investors LLC*	17,330
7/6/2005	Purchase	Relational Investors LLC*	5,730
7/6/2005	Purchase	Relational Investors LLC*	873
7/6/2005	Purchase	Relational Investors LLC*	385
7/6/2005	Purchase	Relational Investors LLC*	9
7/7/2005	Purchase	Relational Investors LLC*	31,194
7/7/2005	Purchase	Relational Investors LLC*	10,314
7/7/2005	Purchase	Relational Investors LLC*	1,571
7/7/2005	Purchase	Relational Investors LLC*	692
7/7/2005	Purchase	Relational Investors LLC*	16
10/4/2005	Purchase	Relational Investors LLC*	11,968
10/4/2005	Purchase	Relational Investors LLC*	1,335
10/4/2005	Purchase	Relational Investors LLC*	903
10/4/2005	Purchase	Relational Investors LLC*	19
10/5/2005	Purchase	Relational Investors LLC*	22,211
10/5/2005	Purchase	Relational Investors LLC*	2,478
10/5/2005	Purchase	Relational Investors LLC*	800
10/5/2005	Purchase	Relational Investors LLC*	36
10/6/2005	Purchase	Relational Investors LLC*	14,662
10/6/2005	Purchase	Relational Investors LLC*	1,636
10/6/2005	Purchase	Relational Investors LLC*	24
10/7/2005	Purchase	Relational Investors LLC*	14,789
10/7/2005	Purchase	Relational Investors LLC*	1,650
10/7/2005	Purchase	Relational Investors LLC*	24
10/10/2005	Purchase	Relational Investors LLC*	11,857
10/10/2005	Purchase	Relational Investors LLC*	1,323
10/10/2005	Purchase	Relational Investors LLC*	12
10/11/2005	Purchase	Relational Investors LLC*	14,831
10/11/2005	Purchase	Relational Investors LLC*	1,655
10/12/2005	Purchase	Relational Investors LLC*	14,831
10/12/2005	Purchase	Relational Investors LLC*	1,655
10/13/2005	Purchase	Relational Investors LLC*	17,798
10/13/2005	Purchase	Relational Investors LLC*	1,986
10/14/2005	Purchase	Relational Investors LLC*	26,145
10/14/2005	Purchase	Relational Investors LLC*	2,917
12/13/2005	Purchase	Relational Investors LLC*	22,235
12/13/2005	Purchase	Relational Investors LLC*	6,168
12/13/2005	Purchase	Relational Investors LLC*	931
12/13/2005	Purchase	Relational Investors LLC*	10
12/14/2005	Purchase	Relational Investors LLC*	39,871
12/14/2005	Purchase	Relational Investors LLC*	11,060
12/14/2005	Purchase	Relational Investors LLC*	1,670
12/14/2005	Purchase	Relational Investors LLC*	17
12/15/2005	Purchase	Relational Investors LLC*	36,071

12/15/2005	Purchase	Relational Investors LLC*	10,006
12/15/2005	Purchase	Relational Investors LLC*	1,510
12/15/2005	Purchase	Relational Investors LLC*	16
12/16/2005	Purchase	Relational Investors LLC*	18,676
12/16/2005	Purchase	Relational Investors LLC*	14,960
12/16/2005	Purchase	Relational Investors LLC*	2,258
12/16/2005	Purchase	Relational Investors LLC*	23
12/19/2005	Purchase	Relational Investors LLC*	2,811
12/19/2005	Purchase	Relational Investors LLC*	29
12/19/2005	Purchase	Relational Investors LLC*	3,229
12/19/2005	Purchase	Relational Investors LLC*	487
12/19/2005	Purchase	Relational Investors LLC*	5
12/19/2005	Purchase	Relational Investors LLC*	18,620
12/20/2005	Purchase	Relational Investors LLC*	1,608
12/20/2005	Purchase	Relational Investors LLC*	17
12/20/2005	Purchase	Relational Investors LLC*	10,653
12/21/2005	Purchase	Relational Investors LLC*	4,616
12/21/2005	Purchase	Relational Investors LLC*	48
12/21/2005	Purchase	Relational Investors LLC*	998
12/21/2005	Purchase	Relational Investors LLC*	10
12/21/2005	Purchase	Relational Investors LLC*	6,614
12/21/2005	Purchase	Relational Investors LLC*	30,575
12/22/2005	Purchase	Relational Investors LLC*	27,863
12/22/2005	Purchase	Relational Investors LLC*	44,297
12/22/2005	Purchase	Relational Investors LLC*	4,206
12/22/2005	Purchase	Relational Investors LLC*	6,687
12/22/2005	Purchase	Relational Investors LLC*	43
12/22/2005	Purchase	Relational Investors LLC*	69
1/3/2006	Purchase	Relational Investors LLC*	11,807
1/4/2006	Purchase	Relational Investors LLC*	11,842
1/5/2006	Purchase	Relational Investors LLC*	18,376
1/6/2006	Purchase	Relational Investors LLC*	29,147
1/9/2006	Purchase	Relational Investors LLC*	16,910
1/3/2006	Purchase	Relational Investors LLC*	1,876
1/4/2006	Purchase	Relational Investors LLC*	1,881
1/5/2006	Purchase	Relational Investors LLC*	2,919
1/6/2006	Purchase	Relational Investors LLC*	4,631
1/9/2006	Purchase	Relational Investors LLC*	5,099
1/10/2006	Purchase	Relational Investors LLC*	6,705
1/11/2006	Purchase	Relational Investors LLC*	13,993
1/12/2006	Purchase	Relational Investors LLC*	9,940
6/4/2004	Purchase	Relational Investors VIII, L.P.	52,388
6/7/2004	Purchase	Relational Investors VIII, L.P.	29,337
6/8/2004	Purchase	Relational Investors VIII, L.P.	41,910
6/9/2004	Purchase	Relational Investors VIII, L.P.	136,208
6/10/2004	Purchase	Relational Investors VIII, L.P.	167,641
6/14/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/15/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/16/2004	Purchase	Relational Investors VIII, L.P.	41,910

6/17/2004	Purchase	Relational Investors VIII, L.P.	41,910
6/18/2004	Purchase	Relational Investors VIII, L.P.	62,865
6/21/2004	Purchase	Relational Investors VIII, L.P.	146,686
6/22/2004	Purchase	Relational Investors VIII, L.P.	104,776
6/23/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/24/2004	Purchase	Relational Investors VIII, L.P.	125,731
6/25/2004	Purchase	Relational Investors VIII, L.P.	125,731
6/28/2004	Purchase	Relational Investors VIII, L.P.	104,776
6/29/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/30/2004	Purchase	Relational Investors VIII, L.P.	125,731
7/1/2004	Purchase	Relational Investors VIII, L.P.	109,168
7/2/2004	Purchase	Relational Investors VIII, L.P.	90,973
7/6/2004	Purchase	Relational Investors VIII, L.P.	81,876
7/7/2004	Purchase	Relational Investors VIII, L.P.	54,584
7/8/2004	Purchase	Relational Investors VIII, L.P.	72,779
7/9/2004	Purchase	Relational Investors VIII, L.P.	54,584
7/12/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/13/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/14/2004	Purchase	Relational Investors VIII, L.P.	61,831
7/15/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/16/2004	Purchase	Relational Investors VIII, L.P.	77,288
7/19/2004	Purchase	Relational Investors VIII, L.P.	42,740
7/20/2004	Purchase	Relational Investors VIII, L.P.	38,644
7/21/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/22/2004	Purchase	Relational Investors VIII, L.P.	31,109
7/29/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/30/2004	Purchase	Relational Investors VIII, L.P.	112,068
7/30/2004	Purchase	Relational Investors VIII, L.P.	9,661
1/4/2005	Purchase	Relational Investors VIII, L.P.	54,959
1/5/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/6/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/7/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/10/2005	Purchase	Relational Investors VIII, L.P.	23,554
1/11/2005	Purchase	Relational Investors VIII, L.P.	23,554
1/12/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/13/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/14/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/18/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/19/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/20/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/21/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/24/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/25/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/26/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/27/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/28/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/31/2005	Purchase	Relational Investors VIII, L.P.	31,405
2/1/2005	Purchase	Relational Investors VIII, L.P.	26,529
2/2/2005	Purchase	Relational Investors VIII, L.P.	34,108

2/3/2005	Purchase	Relational Investors VIII, L.P.	34,108
2/4/2005	Purchase	Relational Investors VIII, L.P.	30,318
2/7/2005	Purchase	Relational Investors VIII, L.P.	49,267
2/8/2005	Purchase	Relational Investors VIII, L.P.	37,898
2/9/2005	Purchase	Relational Investors VIII, L.P.	41,688
2/10/2005	Purchase	Relational Investors VIII, L.P.	41,688
2/11/2005	Purchase	Relational Investors VIII, L.P.	37,898
2/14/2005	Purchase	Relational Investors VIII, L.P.	37,110
2/15/2005	Purchase	Relational Investors VIII, L.P.	37,898
2/16/2005	Purchase	Relational Investors VIII, L.P.	21,799
6/1/2005	Purchase	Relational Investors VIII, L.P.	50,615
6/2/2005	Purchase	Relational Investors VIII, L.P.	59,800
6/3/2005	Purchase	Relational Investors VIII, L.P.	59,800
6/6/2005	Purchase	Relational Investors VIII, L.P.	47,840
6/7/2005	Purchase	Relational Investors VIII, L.P.	47,840
6/8/2005	Purchase	Relational Investors VIII, L.P.	48,612
6/9/2005	Purchase	Relational Investors VIII, L.P.	66,049
6/10/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/13/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/14/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/15/2005	Purchase	Relational Investors VIII, L.P.	55,660
6/16/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/17/2005	Purchase	Relational Investors VIII, L.P.	62,618
6/20/2005	Purchase	Relational Investors VIII, L.P.	58,748
7/5/2005	Purchase	Relational Investors VIII, L.P.	48,003
7/6/2005	Purchase	Relational Investors VIII, L.P.	40,003
7/7/2005	Purchase	Relational Investors VIII, L.P.	72,005
10/1/2004	Purchase	Relational Investors X, L.P.	21,855
10/4/2004	Purchase	Relational Investors X, L.P.	40,419
11/1/2004	Purchase	Relational Investors X, L.P.	50,331
11/2/2004	Purchase	Relational Investors X, L.P.	52,143
1/3/2005	Purchase	Relational Investors X, L.P.	15,108
1/4/2005	Purchase	Relational Investors X, L.P.	11,082
1/5/2005	Purchase	Relational Investors X, L.P.	6,332
1/6/2005	Purchase	Relational Investors X, L.P.	7,915
1/7/2005	Purchase	Relational Investors X, L.P.	6,332
1/10/2005	Purchase	Relational Investors X, L.P.	4,749
1/11/2005	Purchase	Relational Investors X, L.P.	4,749
1/12/2005	Purchase	Relational Investors X, L.P.	6,332
1/13/2005	Purchase	Relational Investors X, L.P.	6,332
1/14/2005	Purchase	Relational Investors X, L.P.	6,332
1/18/2005	Purchase	Relational Investors X, L.P.	6,332
1/19/2005	Purchase	Relational Investors X, L.P.	6,332
1/20/2005	Purchase	Relational Investors X, L.P.	7,915
1/21/2005	Purchase	Relational Investors X, L.P.	7,915
1/24/2005	Purchase	Relational Investors X, L.P.	6,332
1/25/2005	Purchase	Relational Investors X, L.P.	7,915
1/26/2005	Purchase	Relational Investors X, L.P.	6,332
1/27/2005	Purchase	Relational Investors X, L.P.	6,332

1/28/2005	Purchase	Relational Investors X, L.P.	6,332
1/31/2005	Purchase	Relational Investors X, L.P.	6,332
2/1/2005	Purchase	Relational Investors X, L.P.	6,522
2/2/2005	Purchase	Relational Investors X, L.P.	8,386
2/3/2005	Purchase	Relational Investors X, L.P.	8,386
2/4/2005	Purchase	Relational Investors X, L.P.	7,454
2/7/2005	Purchase	Relational Investors X, L.P.	12,113
2/8/2005	Purchase	Relational Investors X, L.P.	9,318
2/9/2005	Purchase	Relational Investors X, L.P.	10,249
2/10/2005	Purchase	Relational Investors X, L.P.	10,249
2/11/2005	Purchase	Relational Investors X, L.P.	9,318
2/14/2005	Purchase	Relational Investors X, L.P.	9,124
2/15/2005	Purchase	Relational Investors X, L.P.	9,318
2/16/2005	Purchase	Relational Investors X, L.P.	5,360
4/21/2005	Purchase	Relational Investors X, L.P.	87,053
5/5/2005	Purchase	Relational Investors X, L.P.	2,549
5/6/2005	Purchase	Relational Investors X, L.P.	2,549
5/9/2005	Purchase	Relational Investors X, L.P.	1,147
5/11/2005	Purchase	Relational Investors X, L.P.	4,248
5/12/2005	Purchase	Relational Investors X, L.P.	3,399
5/13/2005	Purchase	Relational Investors X, L.P.	1,238
5/18/2005	Purchase	Relational Investors X, L.P.	5,428
5/19/2005	Purchase	Relational Investors X, L.P.	4,524
5/20/2005	Purchase	Relational Investors X, L.P.	5,428
5/23/2005	Purchase	Relational Investors X, L.P.	5,428
5/24/2005	Purchase	Relational Investors X, L.P.	4,943
5/25/2005	Purchase	Relational Investors X, L.P.	12,958
5/26/2005	Purchase	Relational Investors X, L.P.	12,958
5/27/2005	Purchase	Relational Investors X, L.P.	9,718
5/31/2005	Purchase	Relational Investors X, L.P.	10,798
6/1/2005	Purchase	Relational Investors X, L.P.	8,679
6/2/2005	Purchase	Relational Investors X, L.P.	10,254
6/3/2005	Purchase	Relational Investors X, L.P.	10,254
6/6/2005	Purchase	Relational Investors X, L.P.	8,203
6/7/2005	Purchase	Relational Investors X, L.P.	8,203
6/8/2005	Purchase	Relational Investors X, L.P.	8,335
6/9/2005	Purchase	Relational Investors X, L.P.	11,463
6/10/2005	Purchase	Relational Investors X, L.P.	7,245
6/13/2005	Purchase	Relational Investors X, L.P.	7,245
6/14/2005	Purchase	Relational Investors X, L.P.	7,245
6/15/2005	Purchase	Relational Investors X, L.P.	9,660
6/16/2005	Purchase	Relational Investors X, L.P.	7,245
6/17/2005	Purchase	Relational Investors X, L.P.	10,868
6/20/2005	Purchase	Relational Investors X, L.P.	10,196
7/5/2005	Purchase	Relational Investors X, L.P.	13,282
7/6/2005	Purchase	Relational Investors X, L.P.	11,068

Date	Transaction	Purchaser	Number of Shares
7/7/2005	Purchase	Relational Investors X, L.P.	19,924
10/4/2005	Purchase	Relational Investors X, L.P.	121,076
10/5/2005	Purchase	Relational Investors X, L.P.	224,701
10/6/2005	Purchase	Relational Investors X, L.P.	148,322
10/7/2005	Purchase	Relational Investors X, L.P.	149,608
10/10/2005	Purchase	Relational Investors X, L.P.	119,952
10/11/2005	Purchase	Relational Investors X, L.P.	150,041
10/12/2005	Purchase	Relational Investors X, L.P.	150,041
10/13/2005	Purchase	Relational Investors X, L.P.	180,048
10/14/2005	Purchase	Relational Investors X, L.P.	48,787
12/13/2005	Purchase	Relational Investors X, L.P.	37,575
12/14/2005	Purchase	Relational Investors X, L.P.	67,377
12/15/2005	Purchase	Relational Investors X, L.P.	60,955
12/16/2005	Purchase	Relational Investors X, L.P.	91,137
12/19/2005	Purchase	Relational Investors X, L.P.	113,432
12/19/2005	Purchase	Relational Investors X, L.P.	19,672
12/20/2005	Purchase	Relational Investors X, L.P.	64,900
12/21/2005	Purchase	Relational Investors X, L.P.	59,322
12/21/2005	Purchase	Relational Investors X, L.P.	12,833
1/3/2006	Purchase	Relational Investors X, L.P.	88,795
1/4/2006	Purchase	Relational Investors X, L.P.	89,058
1/5/2006	Purchase	Relational Investors X, L.P.	55,431
9/21/2004	Purchase	Relational Investors XI, L.P.	214,000
11/1/2004	Purchase	Relational Investors XI, L.P.	24,669
11/2/2004	Purchase	Relational Investors XI, L.P.	25,557
1/3/2005	Purchase	Relational Investors XI, L.P.	32,707
1/4/2005	Purchase	Relational Investors XI, L.P.	17,303
1/5/2005	Purchase	Relational Investors XI, L.P.	9,887
1/6/2005	Purchase	Relational Investors XI, L.P.	12,359
1/7/2005	Purchase	Relational Investors XI, L.P.	9,887
1/10/2005	Purchase	Relational Investors XI, L.P.	7,416
1/11/2005	Purchase	Relational Investors XI, L.P.	7,416
1/12/2005	Purchase	Relational Investors XI, L.P.	9,887
1/13/2005	Purchase	Relational Investors XI, L.P.	9,887
1/14/2005	Purchase	Relational Investors XI, L.P.	9,887
1/18/2005	Purchase	Relational Investors XI, L.P.	9,887
1/19/2005	Purchase	Relational Investors XI, L.P.	9,887
1/20/2005	Purchase	Relational Investors XI, L.P.	12,359
1/21/2005	Purchase	Relational Investors XI, L.P.	12,359
1/24/2005	Purchase	Relational Investors XI, L.P.	9,887
1/25/2005	Purchase	Relational Investors XI, L.P.	12,359
1/26/2005	Purchase	Relational Investors XI, L.P.	9,887
1/27/2005	Purchase	Relational Investors XI, L.P.	9,887
1/28/2005	Purchase	Relational Investors XI, L.P.	9,887
1/31/2005	Purchase	Relational Investors XI, L.P.	9,887
2/1/2005	Purchase	Relational Investors XI, L.P.	9,338
2/2/2005	Purchase	Relational Investors XI, L.P.	12,006
2/3/2005	Purchase	Relational Investors XI, L.P.	12,006
2/4/2005	Purchase	Relational Investors XI, L.P.	10,672

2/7/2005	Purchase	Relational Investors XI, L.P.	17,343
2/8/2005	Purchase	Relational Investors XI, L.P.	13,341
2/9/2005	Purchase	Relational Investors XI, L.P.	14,675
2/10/2005	Purchase	Relational Investors XI, L.P.	14,675
2/11/2005	Purchase	Relational Investors XI, L.P.	13,341
2/14/2005	Purchase	Relational Investors XI, L.P.	13,063
2/15/2005	Purchase	Relational Investors XI, L.P.	13,341
2/16/2005	Purchase	Relational Investors XI, L.P.	7,674
4/1/2005	Purchase	Relational Investors XI, L.P.	24,612
4/4/2005	Purchase	Relational Investors XI, L.P.	21,536
4/5/2005	Purchase	Relational Investors XI, L.P.	15,383
4/6/2005	Purchase	Relational Investors XI, L.P.	21,536
4/7/2005	Purchase	Relational Investors XI, L.P.	12,306
4/8/2005	Purchase	Relational Investors XI, L.P.	21,536
4/11/2005	Purchase	Relational Investors XI, L.P.	12,306
4/12/2005	Purchase	Relational Investors XI, L.P.	18,459
4/13/2005	Purchase	Relational Investors XI, L.P.	14,767
5/25/2005	Purchase	Relational Investors XI, L.P.	17,678
5/26/2005	Purchase	Relational Investors XI, L.P.	17,678
5/27/2005	Purchase	Relational Investors XI, L.P.	13,259
5/31/2005	Purchase	Relational Investors XI, L.P.	14,732
6/1/2005	Purchase	Relational Investors XI, L.P.	9,832
6/2/2005	Purchase	Relational Investors XI, L.P.	11,617
6/3/2005	Purchase	Relational Investors XI, L.P.	11,617
6/6/2005	Purchase	Relational Investors XI, L.P.	9,294
6/7/2005	Purchase	Relational Investors XI, L.P.	9,293
6/8/2005	Purchase	Relational Investors XI, L.P.	9,443
6/9/2005	Purchase	Relational Investors XI, L.P.	25,257
6/10/2005	Purchase	Relational Investors XI, L.P.	15,963
6/13/2005	Purchase	Relational Investors XI, L.P.	15,963
6/14/2005	Purchase	Relational Investors XI, L.P.	15,963
6/15/2005	Purchase	Relational Investors XI, L.P.	21,284
6/16/2005	Purchase	Relational Investors XI, L.P.	15,963
6/17/2005	Purchase	Relational Investors XI, L.P.	23,945
6/20/2005	Purchase	Relational Investors XI, L.P.	22,465
7/5/2005	Purchase	Relational Investors XI, L.P.	18,424
7/6/2005	Purchase	Relational Investors XI, L.P.	15,353
7/7/2005	Purchase	Relational Investors XI, L.P.	27,636
10/4/2005	Purchase	Relational Investors XI, L.P.	44,577
10/5/2005	Purchase	Relational Investors XI, L.P.	19,638
12/13/2005	Purchase	Relational Investors XI, L.P.	18,204
12/14/2005	Purchase	Relational Investors XI, L.P.	32,642
12/15/2005	Purchase	Relational Investors XI, L.P.	29,531
12/16/2005	Purchase	Relational Investors XI, L.P.	44,153
12/19/2005	Purchase	Relational Investors XI, L.P.	54,955
12/19/2005	Purchase	Relational Investors XI, L.P.	9,531
12/20/2005	Purchase	Relational Investors XI, L.P.	31,442
12/21/2005	Purchase	Relational Investors XI, L.P.	66,356
12/21/2005	Purchase	Relational Investors XI, L.P.	14,355

10/1/2004	Purchase	Relational Investors XII, L.P.	37,682
10/4/2004	Purchase	Relational Investors XII, L.P.	69,689
1/4/2005	Purchase	Relational Investors XII, L.P.	5,716
1/5/2005	Purchase	Relational Investors XII, L.P.	3,266
1/6/2005	Purchase	Relational Investors XII, L.P.	4,083
1/7/2005	Purchase	Relational Investors XII, L.P.	3,266
1/10/2005	Purchase	Relational Investors XII, L.P.	2,450
1/11/2005	Purchase	Relational Investors XII, L.P.	2,450
1/12/2005	Purchase	Relational Investors XII, L.P.	3,266
1/13/2005	Purchase	Relational Investors XII, L.P.	3,266
1/14/2005	Purchase	Relational Investors XII, L.P.	3,266
1/18/2005	Purchase	Relational Investors XII, L.P.	3,266
1/19/2005	Purchase	Relational Investors XII, L.P.	3,266
1/20/2005	Purchase	Relational Investors XII, L.P.	4,083
1/21/2005	Purchase	Relational Investors XII, L.P.	4,083
1/24/2005	Purchase	Relational Investors XII, L.P.	3,266
1/25/2005	Purchase	Relational Investors XII, L.P.	4,083
1/26/2005	Purchase	Relational Investors XII, L.P.	3,266
1/27/2005	Purchase	Relational Investors XII, L.P.	3,266
1/28/2005	Purchase	Relational Investors XII, L.P.	3,266
1/31/2005	Purchase	Relational Investors XII, L.P.	3,266
2/1/2005	Purchase	Relational Investors XII, L.P.	2,725
2/2/2005	Purchase	Relational Investors XII, L.P.	3,504
2/3/2005	Purchase	Relational Investors XII, L.P.	3,504
2/4/2005	Purchase	Relational Investors XII, L.P.	3,114
2/7/2005	Purchase	Relational Investors XII, L.P.	5,061
2/8/2005	Purchase	Relational Investors XII, L.P.	3,893
2/9/2005	Purchase	Relational Investors XII, L.P.	4,282
2/10/2005	Purchase	Relational Investors XII, L.P.	4,282
2/11/2005	Purchase	Relational Investors XII, L.P.	3,893
2/14/2005	Purchase	Relational Investors XII, L.P.	3,812
2/15/2005	Purchase	Relational Investors XII, L.P.	3,893
2/16/2005	Purchase	Relational Investors XII, L.P.	2,239
5/25/2005	Purchase	Relational Investors XII, L.P.	3,471
5/26/2005	Purchase	Relational Investors XII, L.P.	3,471
5/27/2005	Purchase	Relational Investors XII, L.P.	2,603
5/31/2005	Purchase	Relational Investors XII, L.P.	2,892
6/1/2005	Purchase	Relational Investors XII, L.P.	1,889
6/2/2005	Purchase	Relational Investors XII, L.P.	2,232
6/3/2005	Purchase	Relational Investors XII, L.P.	2,232
6/6/2005	Purchase	Relational Investors XII, L.P.	1,786
6/7/2005	Purchase	Relational Investors XII, L.P.	1,786
6/8/2005	Purchase	Relational Investors XII, L.P.	1,810
5/5/2005	Purchase	Relational Investors XIV, L.P.	44,732
5/6/2005	Purchase	Relational Investors XIV, L.P.	44,732
5/9/2005	Purchase	Relational Investors XIV, L.P.	20,128
5/11/2005	Purchase	Relational Investors XIV, L.P.	74,552
5/12/2005	Purchase	Relational Investors XIV, L.P.	59,642
5/13/2005	Purchase	Relational Investors XIV, L.P.	21,730

5/18/2005	Purchase	Relational Investors XIV, L.P.	87,744
5/19/2005	Purchase	Relational Investors XIV, L.P.	73,120
5/20/2005	Purchase	Relational Investors XIV, L.P.	87,744
5/23/2005	Purchase	Relational Investors XIV, L.P.	87,744
5/24/2005	Purchase	Relational Investors XIV, L.P.	79,898
5/25/2005	Purchase	Relational Investors XIV, L.P.	24,440
5/26/2005	Purchase	Relational Investors XIV, L.P.	24,440
5/27/2005	Purchase	Relational Investors XIV, L.P.	18,330
5/31/2005	Purchase	Relational Investors XIV, L.P.	20,366
6/1/2005	Purchase	Relational Investors XIV, L.P.	11,812
6/2/2005	Purchase	Relational Investors XIV, L.P.	13,955
6/3/2005	Purchase	Relational Investors XIV, L.P.	13,955
6/6/2005	Purchase	Relational Investors XIV, L.P.	11,164
6/7/2005	Purchase	Relational Investors XIV, L.P.	11,164
6/8/2005	Purchase	Relational Investors XIV, L.P.	11,344
6/9/2005	Purchase	Relational Investors XIV, L.P.	12,672
12/13/2005	Purchase	Relational Investors XIV, L.P.	11,282
12/14/2005	Purchase	Relational Investors XIV, L.P.	1,259
10/4/2005	Purchase	Relational Investors XV, L.P.	36,745
10/5/2005	Purchase	Relational Investors XV, L.P.	68,194
10/6/2005	Purchase	Relational Investors XV, L.P.	45,014
10/7/2005	Purchase	Relational Investors XV, L.P.	45,405
10/10/2005	Purchase	Relational Investors XV, L.P.	36,404
10/11/2005	Purchase	Relational Investors XV, L.P.	45,536
10/12/2005	Purchase	Relational Investors XV, L.P.	45,536
10/13/2005	Purchase	Relational Investors XV, L.P.	54,643
10/14/2005	Purchase	Relational Investors XV, L.P.	80,272
12/13/2005	Purchase	Relational Investors XV, L.P.	10,612
12/14/2005	Purchase	Relational Investors XV, L.P.	19,028
12/15/2005	Purchase	Relational Investors XV, L.P.	17,215
12/16/2005	Purchase	Relational Investors XV, L.P.	25,738
12/19/2005	Purchase	Relational Investors XV, L.P.	32,035
12/19/2005	Purchase	Relational Investors XV, L.P.	5,556
12/20/2005	Purchase	Relational Investors XV, L.P.	18,148
6/3/2004	Purchase	Relational Investors, L.P.	10,815
6/4/2004	Purchase	Relational Investors, L.P.	20,664
6/7/2004	Purchase	Relational Investors, L.P.	11,572
6/8/2004	Purchase	Relational Investors, L.P.	16,531
6/9/2004	Purchase	Relational Investors, L.P.	53,727
6/10/2004	Purchase	Relational Investors, L.P.	66,125
6/14/2004	Purchase	Relational Investors, L.P.	33,062
6/15/2004	Purchase	Relational Investors, L.P.	33,062
6/16/2004	Purchase	Relational Investors, L.P.	16,531
6/17/2004	Purchase	Relational Investors, L.P.	16,531
6/18/2004	Purchase	Relational Investors, L.P.	24,797
6/21/2004	Purchase	Relational Investors, L.P.	57,860
6/22/2004	Purchase	Relational Investors, L.P.	41,328
6/23/2004	Purchase	Relational Investors, L.P.	33,062
6/24/2004	Purchase	Relational Investors, L.P.	49,594

6/25/2004	Purchase	Relational Investors, L.P.	49,594
6/28/2004	Purchase	Relational Investors, L.P.	41,328
6/29/2004	Purchase	Relational Investors, L.P.	33,062
6/30/2004	Purchase	Relational Investors, L.P.	49,594
7/1/2004	Purchase	Relational Investors, L.P.	43,278
7/2/2004	Purchase	Relational Investors, L.P.	36,065
7/6/2004	Purchase	Relational Investors, L.P.	32,459
7/7/2004	Purchase	Relational Investors, L.P.	21,639
7/8/2004	Purchase	Relational Investors, L.P.	28,852
7/9/2004	Purchase	Relational Investors, L.P.	21,639
7/12/2004	Purchase	Relational Investors, L.P.	23,353
7/13/2004	Purchase	Relational Investors, L.P.	23,353
7/14/2004	Purchase	Relational Investors, L.P.	24,910
7/15/2004	Purchase	Relational Investors, L.P.	23,353
7/16/2004	Purchase	Relational Investors, L.P.	31,138
7/19/2004	Purchase	Relational Investors, L.P.	17,219
7/20/2004	Purchase	Relational Investors, L.P.	15,568
7/21/2004	Purchase	Relational Investors, L.P.	23,353
7/22/2004	Purchase	Relational Investors, L.P.	12,533
7/29/2004	Purchase	Relational Investors, L.P.	23,353
7/30/2004	Purchase	Relational Investors, L.P.	45,150
7/30/2004	Purchase	Relational Investors, L.P.	3,892
11/24/2004	Purchase	Relational Investors, L.P.	35,000
11/26/2004	Purchase	Relational Investors, L.P.	25,000
11/29/2004	Purchase	Relational Investors, L.P.	215,000
11/30/2004	Purchase	Relational Investors, L.P.	150,000
12/1/2004	Purchase	Relational Investors, L.P.	60,300
12/2/2004	Purchase	Relational Investors, L.P.	150,000
12/3/2004	Purchase	Relational Investors, L.P.	150,000
12/6/2004	Purchase	Relational Investors, L.P.	125,000
12/7/2004	Purchase	Relational Investors, L.P.	154,400
1/4/2005	Purchase	Relational Investors, L.P.	102,191
1/5/2005	Purchase	Relational Investors, L.P.	58,395
1/6/2005	Purchase	Relational Investors, L.P.	72,993
1/7/2005	Purchase	Relational Investors, L.P.	58,395
1/10/2005	Purchase	Relational Investors, L.P.	43,796
1/11/2005	Purchase	Relational Investors, L.P.	43,796
1/12/2005	Purchase	Relational Investors, L.P.	58,395
1/13/2005	Purchase	Relational Investors, L.P.	58,395
1/14/2005	Purchase	Relational Investors, L.P.	58,395
1/18/2005	Purchase	Relational Investors, L.P.	58,395
1/19/2005	Purchase	Relational Investors, L.P.	58,395
1/20/2005	Purchase	Relational Investors, L.P.	72,993
1/21/2005	Purchase	Relational Investors, L.P.	72,993
1/24/2005	Purchase	Relational Investors, L.P.	58,395
1/25/2005	Purchase	Relational Investors, L.P.	72,993
1/26/2005	Purchase	Relational Investors, L.P.	58,395
1/27/2005	Purchase	Relational Investors, L.P.	58,395
1/28/2005	Purchase	Relational Investors, L.P.	58,395

1/31/2005	Purchase	Relational Investors, L.P.	58,395
2/1/2005	Purchase	Relational Investors, L.P.	51,187
2/2/2005	Purchase	Relational Investors, L.P.	65,812
2/3/2005	Purchase	Relational Investors, L.P.	65,812
2/4/2005	Purchase	Relational Investors, L.P.	58,500
2/7/2005	Purchase	Relational Investors, L.P.	95,061
2/8/2005	Purchase	Relational Investors, L.P.	73,123
2/9/2005	Purchase	Relational Investors, L.P.	80,436
2/10/2005	Purchase	Relational Investors, L.P.	80,436
2/11/2005	Purchase	Relational Investors, L.P.	73,123
2/14/2005	Purchase	Relational Investors, L.P.	71,603
2/15/2005	Purchase	Relational Investors, L.P.	73,123
2/16/2005	Purchase	Relational Investors, L.P.	42,061
5/25/2005	Purchase	Relational Investors, L.P.	64,056
5/26/2005	Purchase	Relational Investors, L.P.	64,056
5/27/2005	Purchase	Relational Investors, L.P.	48,042
5/31/2005	Purchase	Relational Investors, L.P.	53,381
6/1/2005	Purchase	Relational Investors, L.P.	34,787
6/2/2005	Purchase	Relational Investors, L.P.	41,099
6/3/2005	Purchase	Relational Investors, L.P.	41,099
6/6/2005	Purchase	Relational Investors, L.P.	32,879
6/7/2005	Purchase	Relational Investors, L.P.	32,880
6/8/2005	Purchase	Relational Investors, L.P.	33,410
6/9/2005	Purchase	Relational Investors, L.P.	46,001
6/10/2005	Purchase	Relational Investors, L.P.	29,075
6/13/2005	Purchase	Relational Investors, L.P.	29,075
6/14/2005	Purchase	Relational Investors, L.P.	29,075
6/15/2005	Purchase	Relational Investors, L.P.	38,767
6/16/2005	Purchase	Relational Investors, L.P.	29,075
6/17/2005	Purchase	Relational Investors, L.P.	43,612
6/20/2005	Purchase	Relational Investors, L.P.	29,822
6/3/2004	Purchase	Relational Partners, L.P.	385
6/4/2004	Purchase	Relational Partners, L.P.	736
6/7/2004	Purchase	Relational Partners, L.P.	412
6/8/2004	Purchase	Relational Partners, L.P.	589
6/9/2004	Purchase	Relational Partners, L.P.	1,914
6/10/2004	Purchase	Relational Partners, L.P.	2,356
6/14/2004	Purchase	Relational Partners, L.P.	1,178
6/15/2004	Purchase	Relational Partners, L.P.	1,178
6/16/2004	Purchase	Relational Partners, L.P.	589
6/17/2004	Purchase	Relational Partners, L.P.	589
6/18/2004	Purchase	Relational Partners, L.P.	883
6/21/2004	Purchase	Relational Partners, L.P.	2,061
6/22/2004	Purchase	Relational Partners, L.P.	1,472
6/23/2004	Purchase	Relational Partners, L.P.	1,178
6/24/2004	Purchase	Relational Partners, L.P.	1,767
6/25/2004	Purchase	Relational Partners, L.P.	1,767
6/28/2004	Purchase	Relational Partners, L.P.	1,472
6/29/2004	Purchase	Relational Partners, L.P.	1,178

6/30/2004	Purchase	Relational Partners, L.P.	1,767
7/1/2004	Purchase	Relational Partners, L.P.	1,542
7/2/2004	Purchase	Relational Partners, L.P.	1,285
7/6/2004	Purchase	Relational Partners, L.P.	1,157
7/7/2004	Purchase	Relational Partners, L.P.	771
7/8/2004	Purchase	Relational Partners, L.P.	1,028
7/9/2004	Purchase	Relational Partners, L.P.	771
7/12/2004	Purchase	Relational Partners, L.P.	832
7/13/2004	Purchase	Relational Partners, L.P.	832
7/14/2004	Purchase	Relational Partners, L.P.	888
7/15/2004	Purchase	Relational Partners, L.P.	832
7/16/2004	Purchase	Relational Partners, L.P.	1,109
7/19/2004	Purchase	Relational Partners, L.P.	614
7/20/2004	Purchase	Relational Partners, L.P.	555
7/21/2004	Purchase	Relational Partners, L.P.	832
7/22/2004	Purchase	Relational Partners, L.P.	447
7/29/2004	Purchase	Relational Partners, L.P.	832
7/30/2004	Purchase	Relational Partners, L.P.	1,609
7/30/2004	Purchase	Relational Partners, L.P.	139
1/4/2005	Purchase	Relational Partners, L.P.	2,213
1/5/2005	Purchase	Relational Partners, L.P.	1,265
1/6/2005	Purchase	Relational Partners, L.P.	1,581
1/7/2005	Purchase	Relational Partners, L.P.	1,265
1/10/2005	Purchase	Relational Partners, L.P.	948
1/11/2005	Purchase	Relational Partners, L.P.	948
1/12/2005	Purchase	Relational Partners, L.P.	1,265
1/13/2005	Purchase	Relational Partners, L.P.	1,265
1/14/2005	Purchase	Relational Partners, L.P.	1,265
1/18/2005	Purchase	Relational Partners, L.P.	1,265
1/19/2005	Purchase	Relational Partners, L.P.	1,265
1/20/2005	Purchase	Relational Partners, L.P.	1,581
1/21/2005	Purchase	Relational Partners, L.P.	1,581
1/24/2005	Purchase	Relational Partners, L.P.	1,265
1/25/2005	Purchase	Relational Partners, L.P.	1,581
1/26/2005	Purchase	Relational Partners, L.P.	1,265
1/27/2005	Purchase	Relational Partners, L.P.	1,265
1/28/2005	Purchase	Relational Partners, L.P.	1,265
1/31/2005	Purchase	Relational Partners, L.P.	1,265
2/1/2005	Purchase	Relational Partners, L.P.	1,062
2/2/2005	Purchase	Relational Partners, L.P.	1,366
2/3/2005	Purchase	Relational Partners, L.P.	1,366
2/4/2005	Purchase	Relational Partners, L.P.	1,214
2/7/2005	Purchase	Relational Partners, L.P.	1,973

2/8/2005	Purchase	Relational Partners, L.P.	1,518
2/9/2005	Purchase	Relational Partners, L.P.	1,670
2/10/2005	Purchase	Relational Partners, L.P.	1,670
2/11/2005	Purchase	Relational Partners, L.P.	1,518
2/14/2005	Purchase	Relational Partners, L.P.	1,486
2/15/2005	Purchase	Relational Partners, L.P.	1,518
2/16/2005	Purchase	Relational Partners, L.P.	873
5/25/2005	Purchase	Relational Partners, L.P.	1,319
5/26/2005	Purchase	Relational Partners, L.P.	1,319
5/27/2005	Purchase	Relational Partners, L.P.	989
5/31/2005	Purchase	Relational Partners, L.P.	1,099
6/1/2005	Purchase	Relational Partners, L.P.	714
6/2/2005	Purchase	Relational Partners, L.P.	843
6/3/2005	Purchase	Relational Partners, L.P.	843
6/6/2005	Purchase	Relational Partners, L.P.	674
6/7/2005	Purchase	Relational Partners, L.P.	674
6/8/2005	Purchase	Relational Partners, L.P.	685
6/9/2005	Purchase	Relational Partners, L.P.	945
6/10/2005	Purchase	Relational Partners, L.P.	597
6/13/2005	Purchase	Relational Partners, L.P.	597
6/14/2005	Purchase	Relational Partners, L.P.	597
6/15/2005	Purchase	Relational Partners, L.P.	796
6/16/2005	Purchase	Relational Partners, L.P.	597
6/17/2005	Purchase	Relational Partners, L.P.	896
6/20/2005	Purchase	Relational Partners, L.P.	840
7/5/2005	Purchase	Relational Partners, L.P.	707
7/6/2005	Purchase	Relational Partners, L.P.	589
12/13/2005	Purchase	Relational Partners, L.P.	895
12/14/2005	Purchase	Relational Partners, L.P.	1,605
12/15/2005	Purchase	Relational Partners, L.P.	1,452
12/16/2005	Purchase	Relational Partners, L.P.	2,170
12/19/2005	Purchase	Relational Partners, L.P.	2,701
12/19/2005	Purchase	Relational Partners, L.P.	469
12/20/2005	Purchase	Relational Partners, L.P.	1,546
12/21/2005	Purchase	Relational Partners, L.P.	3,903
12/21/2005	Purchase	Relational Partners, L.P.	844
7/7/2005	Purchase	Relational Partners, L.P.	1,060
6/3/2004	Purchase	RH Fund 1, L.P.	6,082
6/4/2004	Purchase	RH Fund 1, L.P.	11,614
6/7/2004	Purchase	RH Fund 1, L.P.	6,504
6/8/2004	Purchase	RH Fund 1, L.P.	9,291
6/9/2004	Purchase	RH Fund 1, L.P.	30,197
6/10/2004	Purchase	RH Fund 1, L.P.	37,166
6/14/2004	Purchase	RH Fund 1, L.P.	18,583
6/15/2004	Purchase	RH Fund 1, L.P.	18,583
6/16/2004	Purchase	RH Fund 1, L.P.	9,291
6/17/2004	Purchase	RH Fund 1, L.P.	9,291
6/18/2004	Purchase	RH Fund 1, L.P.	13,937
6/21/2004	Purchase	RH Fund 1, L.P.	32,520

6/22/2004	Purchase	RH Fund 1, L.P.	23,228
6/23/2004	Purchase	RH Fund 1, L.P.	18,583
6/24/2004	Purchase	RH Fund 1, L.P.	27,874
6/25/2004	Purchase	RH Fund 1, L.P.	27,874
6/28/2004	Purchase	RH Fund 1, L.P.	23,228
6/29/2004	Purchase	RH Fund 1, L.P.	18,583
6/30/2004	Purchase	RH Fund 1, L.P.	27,874
7/1/2004	Purchase	RH Fund 1, L.P.	61,387
7/2/2004	Purchase	RH Fund 1, L.P.	51,156
7/6/2004	Purchase	RH Fund 1, L.P.	46,040
7/7/2004	Purchase	RH Fund 1, L.P.	30,693
7/8/2004	Purchase	RH Fund 1, L.P.	40,925
7/9/2004	Purchase	RH Fund 1, L.P.	30,693
7/12/2004	Purchase	RH Fund 1, L.P.	21,380
7/13/2004	Purchase	RH Fund 1, L.P.	21,380
7/14/2004	Purchase	RH Fund 1, L.P.	22,805
7/15/2004	Purchase	RH Fund 1, L.P.	21,380
7/16/2004	Purchase	RH Fund 1, L.P.	28,506
7/19/2004	Purchase	RH Fund 1, L.P.	15,764
7/20/2004	Purchase	RH Fund 1, L.P.	14,253
7/21/2004	Purchase	RH Fund 1, L.P.	21,380
7/22/2004	Purchase	RH Fund 1, L.P.	11,473
7/29/2004	Purchase	RH Fund 1, L.P.	21,380
7/30/2004	Purchase	RH Fund 1, L.P.	41,334
7/30/2004	Purchase	RH Fund 1, L.P.	3,563
10/1/2004	Purchase	RH Fund 1, L.P.	40,463
10/4/2004	Purchase	RH Fund 1, L.P.	74,832
1/3/2005	Purchase	RH Fund 1, L.P.	40,243
1/4/2005	Purchase	RH Fund 1, L.P.	41,267
1/5/2005	Purchase	RH Fund 1, L.P.	23,581
1/6/2005	Purchase	RH Fund 1, L.P.	29,476
1/7/2005	Purchase	RH Fund 1, L.P.	23,581
1/10/2005	Purchase	RH Fund 1, L.P.	17,686
1/11/2005	Purchase	RH Fund 1, L.P.	17,686
1/12/2005	Purchase	RH Fund 1, L.P.	23,581
1/13/2005	Purchase	RH Fund 1, L.P.	23,581
1/14/2005	Purchase	RH Fund 1, L.P.	23,581
1/18/2005	Purchase	RH Fund 1, L.P.	23,581
1/19/2005	Purchase	RH Fund 1, L.P.	23,581
1/20/2005	Purchase	RH Fund 1, L.P.	29,476
1/21/2005	Purchase	RH Fund 1, L.P.	29,476
1/24/2005	Purchase	RH Fund 1, L.P.	23,581
1/25/2005	Purchase	RH Fund 1, L.P.	29,476
1/26/2005	Purchase	RH Fund 1, L.P.	23,581
1/27/2005	Purchase	RH Fund 1, L.P.	23,581
1/28/2005	Purchase	RH Fund 1, L.P.	23,581
1/31/2005	Purchase	RH Fund 1, L.P.	23,581
2/1/2005	Purchase	RH Fund 1, L.P.	22,226
2/2/2005	Purchase	RH Fund 1, L.P.	28,577

2/3/2005	Purchase	RH Fund 1, L.P.	28,577
2/4/2005	Purchase	RH Fund 1, L.P.	25,402
2/7/2005	Purchase	RH Fund 1, L.P.	41,278
2/8/2005	Purchase	RH Fund 1, L.P.	31,752
2/9/2005	Purchase	RH Fund 1, L.P.	34,927
2/10/2005	Purchase	RH Fund 1, L.P.	34,927
2/11/2005	Purchase	RH Fund 1, L.P.	31,752
2/14/2005	Purchase	RH Fund 1, L.P.	31,092
2/15/2005	Purchase	RH Fund 1, L.P.	31,752
2/16/2005	Purchase	RH Fund 1, L.P.	18,264
4/1/2005	Purchase	RH Fund 1, L.P.	13,179
4/4/2005	Purchase	RH Fund 1, L.P.	11,531
4/5/2005	Purchase	RH Fund 1, L.P.	8,237
4/6/2005	Purchase	RH Fund 1, L.P.	11,531
4/7/2005	Purchase	RH Fund 1, L.P.	6,590
4/8/2005	Purchase	RH Fund 1, L.P.	11,531
4/11/2005	Purchase	RH Fund 1, L.P.	6,590
4/12/2005	Purchase	RH Fund 1, L.P.	9,884
4/13/2005	Purchase	RH Fund 1, L.P.	7,907
5/25/2005	Purchase	RH Fund 1, L.P.	23,954
5/26/2005	Purchase	RH Fund 1, L.P.	23,954
5/27/2005	Purchase	RH Fund 1, L.P.	17,965
5/31/2005	Purchase	RH Fund 1, L.P.	19,962
6/1/2005	Purchase	RH Fund 1, L.P.	12,685
6/2/2005	Purchase	RH Fund 1, L.P.	14,987
6/3/2005	Purchase	RH Fund 1, L.P.	14,987
6/6/2005	Purchase	RH Fund 1, L.P.	11,989
6/7/2005	Purchase	RH Fund 1, L.P.	11,990
6/8/2005	Purchase	RH Fund 1, L.P.	12,183
6/9/2005	Purchase	RH Fund 1, L.P.	16,780
6/10/2005	Purchase	RH Fund 1, L.P.	10,606
6/13/2005	Purchase	RH Fund 1, L.P.	10,606
6/14/2005	Purchase	RH Fund 1, L.P.	10,606
6/15/2005	Purchase	RH Fund 1, L.P.	14,141
6/16/2005	Purchase	RH Fund 1, L.P.	10,606
6/17/2005	Purchase	RH Fund 1, L.P.	15,909
6/20/2005	Purchase	RH Fund 1, L.P.	14,926
7/5/2005	Purchase	RH Fund 1, L.P.	12,840
7/6/2005	Purchase	RH Fund 1, L.P.	10,700
7/7/2005	Purchase	RH Fund 1, L.P.	19,261
10/4/2005	Purchase	RH Fund 1, L.P.	15,311
10/5/2005	Purchase	RH Fund 1, L.P.	28,414
10/6/2005	Purchase	RH Fund 1, L.P.	18,756
10/7/2005	Purchase	RH Fund 1, L.P.	18,919
10/10/2005	Purchase	RH Fund 1, L.P.	15,168
10/11/2005	Purchase	RH Fund 1, L.P.	18,973
10/12/2005	Purchase	RH Fund 1, L.P.	18,973
10/13/2005	Purchase	RH Fund 1, L.P.	22,768
10/14/2005	Purchase	RH Fund 1, L.P.	33,448

12/13/2005	Purchase	RH Fund 1, L.P.	11,214
12/14/2005	Purchase	RH Fund 1, L.P.	20,109
12/15/2005	Purchase	RH Fund 1, L.P.	18,192
12/16/2005	Purchase	RH Fund 1, L.P.	27,202
12/19/2005	Purchase	RH Fund 1, L.P.	33,856
12/19/2005	Purchase	RH Fund 1, L.P.	5,871
12/20/2005	Purchase	RH Fund 1, L.P.	19,370
12/21/2005	Purchase	RH Fund 1, L.P.	55,595
12/21/2005	Purchase	RH Fund 1, L.P.	12,027
12/22/2005	Purchase	RH Fund 1, L.P.	50,663
12/22/2005	Purchase	RH Fund 1, L.P.	80,546
1/3/2006	Purchase	RH Fund 1, L.P.	31,413
1/4/2006	Purchase	RH Fund 1, L.P.	31,507
1/5/2006	Purchase	RH Fund 1, L.P.	48,893
1/6/2006	Purchase	RH Fund 1, L.P.	77,550
1/9/2006	Purchase	RH Fund 1, L.P.	85,403
1/10/2006	Purchase	RH Fund 1, L.P.	112,296
1/11/2006	Purchase	RH Fund 1, L.P.	132,715
6/3/2004	Purchase	RH Fund 2, L.P.	9,446
6/4/2004	Purchase	RH Fund 2, L.P.	18,049
6/7/2004	Purchase	RH Fund 2, L.P.	10,108
6/8/2004	Purchase	RH Fund 2, L.P.	14,439
6/9/2004	Purchase	RH Fund 2, L.P.	46,927
6/10/2004	Purchase	RH Fund 2, L.P.	57,757
6/14/2004	Purchase	RH Fund 2, L.P.	28,878
6/15/2004	Purchase	RH Fund 2, L.P.	28,878
6/16/2004	Purchase	RH Fund 2, L.P.	14,439
6/17/2004	Purchase	RH Fund 2, L.P.	14,439
6/18/2004	Purchase	RH Fund 2, L.P.	21,659
6/21/2004	Purchase	RH Fund 2, L.P.	50,537
6/22/2004	Purchase	RH Fund 2, L.P.	36,098
6/23/2004	Purchase	RH Fund 2, L.P.	28,878
6/24/2004	Purchase	RH Fund 2, L.P.	43,318
6/25/2004	Purchase	RH Fund 2, L.P.	43,318
6/28/2004	Purchase	RH Fund 2, L.P.	36,098
6/29/2004	Purchase	RH Fund 2, L.P.	28,878
6/30/2004	Purchase	RH Fund 2, L.P.	43,318
7/1/2004	Purchase	RH Fund 2, L.P.	37,804
7/2/2004	Purchase	RH Fund 2, L.P.	31,503
7/6/2004	Purchase	RH Fund 2, L.P.	28,353
7/7/2004	Purchase	RH Fund 2, L.P.	18,902
7/8/2004	Purchase	RH Fund 2, L.P.	25,202
7/9/2004	Purchase	RH Fund 2, L.P.	18,902
7/12/2004	Purchase	RH Fund 2, L.P.	20,399
7/13/2004	Purchase	RH Fund 2, L.P.	20,399
7/14/2004	Purchase	RH Fund 2, L.P.	21,759
7/15/2004	Purchase	RH Fund 2, L.P.	20,399
7/16/2004	Purchase	RH Fund 2, L.P.	27,199
7/19/2004	Purchase	RH Fund 2, L.P.	15,041

7/20/2004	Purchase	RH Fund 2, L.P.	13,599
7/21/2004	Purchase	RH Fund 2, L.P.	20,399
7/22/2004	Purchase	RH Fund 2, L.P.	10,947
7/29/2004	Purchase	RH Fund 2, L.P.	20,399
7/30/2004	Purchase	RH Fund 2, L.P.	39,438
7/30/2004	Purchase	RH Fund 2, L.P.	3,400
1/4/2005	Purchase	RH Fund 2, L.P.	45,112
1/5/2005	Purchase	RH Fund 2, L.P.	25,778
1/6/2005	Purchase	RH Fund 2, L.P.	32,223
1/7/2005	Purchase	RH Fund 2, L.P.	25,778
1/10/2005	Purchase	RH Fund 2, L.P.	19,334
1/11/2005	Purchase	RH Fund 2, L.P.	19,334
1/12/2005	Purchase	RH Fund 2, L.P.	25,778
1/13/2005	Purchase	RH Fund 2, L.P.	25,778
1/14/2005	Purchase	RH Fund 2, L.P.	25,778
1/18/2005	Purchase	RH Fund 2, L.P.	25,778
1/19/2005	Purchase	RH Fund 2, L.P.	25,778
1/20/2005	Purchase	RH Fund 2, L.P.	32,223
1/21/2005	Purchase	RH Fund 2, L.P.	32,223
1/24/2005	Purchase	RH Fund 2, L.P.	25,778
1/25/2005	Purchase	RH Fund 2, L.P.	32,223
1/26/2005	Purchase	RH Fund 2, L.P.	25,778
1/27/2005	Purchase	RH Fund 2, L.P.	25,778
1/28/2005	Purchase	RH Fund 2, L.P.	25,778
1/31/2005	Purchase	RH Fund 2, L.P.	25,778
2/1/2005	Purchase	RH Fund 2, L.P.	21,658
2/2/2005	Purchase	RH Fund 2, L.P.	27,846
2/3/2005	Purchase	RH Fund 2, L.P.	27,846
2/4/2005	Purchase	RH Fund 2, L.P.	24,752
2/7/2005	Purchase	RH Fund 2, L.P.	40,221
2/8/2005	Purchase	RH Fund 2, L.P.	30,939
2/9/2005	Purchase	RH Fund 2, L.P.	34,033
2/10/2005	Purchase	RH Fund 2, L.P.	34,033
2/11/2005	Purchase	RH Fund 2, L.P.	30,939
2/14/2005	Purchase	RH Fund 2, L.P.	30,296
2/15/2005	Purchase	RH Fund 2, L.P.	30,939
2/16/2005	Purchase	RH Fund 2, L.P.	17,796
5/25/2005	Purchase	RH Fund 2, L.P.	27,099
5/26/2005	Purchase	RH Fund 2, L.P.	27,099
5/27/2005	Purchase	RH Fund 2, L.P.	20,324
5/31/2005	Purchase	RH Fund 2, L.P.	22,583
6/1/2005	Purchase	RH Fund 2, L.P.	14,683
6/2/2005	Purchase	RH Fund 2, L.P.	17,348
6/3/2005	Purchase	RH Fund 2, L.P.	17,348
6/6/2005	Purchase	RH Fund 2, L.P.	13,878
6/7/2005	Purchase	RH Fund 2, L.P.	13,878
6/8/2005	Purchase	RH Fund 2, L.P.	14,102
6/9/2005	Purchase	RH Fund 2, L.P.	19,451
6/10/2005	Purchase	RH Fund 2, L.P.	12,294

6/13/2005	Purchase	RH Fund 2, L.P.	12,294
6/14/2005	Purchase	RH Fund 2, L.P.	12,294
6/15/2005	Purchase	RH Fund 2, L.P.	16,392
6/16/2005	Purchase	RH Fund 2, L.P.	12,294
6/17/2005	Purchase	RH Fund 2, L.P.	18,441
6/20/2005	Purchase	RH Fund 2, L.P.	17,301
7/5/2005	Purchase	RH Fund 2, L.P.	14,591
7/6/2005	Purchase	RH Fund 2, L.P.	12,159
7/7/2005	Purchase	RH Fund 2, L.P.	21,887
12/13/2005	Purchase	RH Fund 2, L.P.	18,452
12/14/2005	Purchase	RH Fund 2, L.P.	33,087
12/15/2005	Purchase	RH Fund 2, L.P.	29,934
12/16/2005	Purchase	RH Fund 2, L.P.	44,755
12/19/2005	Purchase	RH Fund 2, L.P.	55,704
12/19/2005	Purchase	RH Fund 2, L.P.	9,661
12/20/2005	Purchase	RH Fund 2, L.P.	31,871
12/21/2005	Purchase	RH Fund 2, L.P.	20,985
12/21/2005	Purchase	RH Fund 2, L.P.	4,540
6/3/2004	Purchase	RH Fund 4, L.P.	1,734
6/4/2004	Purchase	RH Fund 4, L.P.	2,249
6/7/2004	Purchase	RH Fund 4, L.P.	1,260
6/8/2004	Purchase	RH Fund 4, L.P.	1,799
6/9/2004	Purchase	RH Fund 4, L.P.	5,848
6/10/2004	Purchase	RH Fund 4, L.P.	7,197
6/14/2004	Purchase	RH Fund 4, L.P.	3,599
6/15/2004	Purchase	RH Fund 4, L.P.	3,599
6/16/2004	Purchase	RH Fund 4, L.P.	1,799
6/17/2004	Purchase	RH Fund 4, L.P.	1,799
6/18/2004	Purchase	RH Fund 4, L.P.	2,699
6/21/2004	Purchase	RH Fund 4, L.P.	6,298
6/22/2004	Purchase	RH Fund 4, L.P.	4,498
6/23/2004	Purchase	RH Fund 4, L.P.	3,599
6/24/2004	Purchase	RH Fund 4, L.P.	5,398
6/25/2004	Purchase	RH Fund 4, L.P.	5,398
6/28/2004	Purchase	RH Fund 4, L.P.	4,498
6/29/2004	Purchase	RH Fund 4, L.P.	3,599
6/30/2004	Purchase	RH Fund 4, L.P.	5,398
7/1/2004	Purchase	RH Fund 4, L.P.	4,711
7/2/2004	Purchase	RH Fund 4, L.P.	3,926
7/6/2004	Purchase	RH Fund 4, L.P.	3,534
7/7/2004	Purchase	RH Fund 4, L.P.	2,356
7/8/2004	Purchase	RH Fund 4, L.P.	3,141
7/9/2004	Purchase	RH Fund 4, L.P.	2,356
7/12/2004	Purchase	RH Fund 4, L.P.	2,585
7/13/2004	Purchase	RH Fund 4, L.P.	2,585
7/14/2004	Purchase	RH Fund 4, L.P.	2,758
7/15/2004	Purchase	RH Fund 4, L.P.	2,585
7/16/2004	Purchase	RH Fund 4, L.P.	3,447
7/19/2004	Purchase	RH Fund 4, L.P.	1,906

7/20/2004	Purchase	RH Fund 4, L.P.	1,723
7/21/2004	Purchase	RH Fund 4, L.P.	2,585
7/22/2004	Purchase	RH Fund 4, L.P.	1,387
7/29/2004	Purchase	RH Fund 4, L.P.	2,585
7/30/2004	Purchase	RH Fund 4, L.P.	4,998
7/30/2004	Purchase	RH Fund 4, L.P.	431
1/4/2005	Purchase	RH Fund 4, L.P.	10,424
1/5/2005	Purchase	RH Fund 4, L.P.	5,957
1/6/2005	Purchase	RH Fund 4, L.P.	7,446
1/7/2005	Purchase	RH Fund 4, L.P.	5,957
1/10/2005	Purchase	RH Fund 4, L.P.	4,468
1/11/2005	Purchase	RH Fund 4, L.P.	4,468
1/12/2005	Purchase	RH Fund 4, L.P.	5,957
1/13/2005	Purchase	RH Fund 4, L.P.	5,957
1/14/2005	Purchase	RH Fund 4, L.P.	5,957
1/18/2005	Purchase	RH Fund 4, L.P.	5,957
1/19/2005	Purchase	RH Fund 4, L.P.	5,957
1/20/2005	Purchase	RH Fund 4, L.P.	7,446
1/21/2005	Purchase	RH Fund 4, L.P.	7,446
1/24/2005	Purchase	RH Fund 4, L.P.	5,957
1/25/2005	Purchase	RH Fund 4, L.P.	7,446
1/26/2005	Purchase	RH Fund 4, L.P.	5,957
1/27/2005	Purchase	RH Fund 4, L.P.	5,957
1/28/2005	Purchase	RH Fund 4, L.P.	5,957
1/31/2005	Purchase	RH Fund 4, L.P.	5,957
2/1/2005	Purchase	RH Fund 4, L.P.	4,871
2/2/2005	Purchase	RH Fund 4, L.P.	6,263
2/3/2005	Purchase	RH Fund 4, L.P.	6,263
2/4/2005	Purchase	RH Fund 4, L.P.	5,567
2/7/2005	Purchase	RH Fund 4, L.P.	9,046
2/8/2005	Purchase	RH Fund 4, L.P.	6,958
2/9/2005	Purchase	RH Fund 4, L.P.	7,654
2/10/2005	Purchase	RH Fund 4, L.P.	7,654
2/11/2005	Purchase	RH Fund 4, L.P.	6,958
2/14/2005	Purchase	RH Fund 4, L.P.	6,814
2/15/2005	Purchase	RH Fund 4, L.P.	6,958
2/16/2005	Purchase	RH Fund 4, L.P.	4,003
5/25/2005	Purchase	RH Fund 4, L.P.	5,398
5/26/2005	Purchase	RH Fund 4, L.P.	5,398
5/27/2005	Purchase	RH Fund 4, L.P.	4,048
5/31/2005	Purchase	RH Fund 4, L.P.	4,498
6/1/2005	Purchase	RH Fund 4, L.P.	2,926
6/2/2005	Purchase	RH Fund 4, L.P.	3,458
6/3/2005	Purchase	RH Fund 4, L.P.	3,458
6/6/2005	Purchase	RH Fund 4, L.P.	2,766
6/7/2005	Purchase	RH Fund 4, L.P.	2,766
6/8/2005	Purchase	RH Fund 4, L.P.	2,811
6/9/2005	Purchase	RH Fund 4, L.P.	3,893
6/10/2005	Purchase	RH Fund 4, L.P.	2,460

6/13/2005	Purchase	RH Fund 4, L.P.	2,460
6/14/2005	Purchase	RH Fund 4, L.P.	2,460
6/15/2005	Purchase	RH Fund 4, L.P.	3,281
6/16/2005	Purchase	RH Fund 4, L.P.	2,460
6/17/2005	Purchase	RH Fund 4, L.P.	3,691
6/20/2005	Purchase	RH Fund 4, L.P.	3,463
7/5/2005	Purchase	RH Fund 4, L.P.	7,199
7/6/2005	Purchase	RH Fund 4, L.P.	5,999
7/7/2005	Purchase	RH Fund 4, L.P.	10,798
10/4/2005	Purchase	RH Fund 4, L.P.	11,418
10/5/2005	Purchase	RH Fund 4, L.P.	21,190
10/6/2005	Purchase	RH Fund 4, L.P.	13,987
10/7/2005	Purchase	RH Fund 4, L.P.	14,109
10/10/2005	Purchase	RH Fund 4, L.P.	11,312
10/11/2005	Purchase	RH Fund 4, L.P.	14,149
10/12/2005	Purchase	RH Fund 4, L.P.	14,149
10/13/2005	Purchase	RH Fund 4, L.P.	16,979
10/14/2005	Purchase	RH Fund 4, L.P.	24,943
12/13/2005	Purchase	RH Fund 4, L.P.	5,026
12/14/2005	Purchase	RH Fund 4, L.P.	9,012
12/15/2005	Purchase	RH Fund 4, L.P.	8,153
12/16/2005	Purchase	RH Fund 4, L.P.	12,190
12/19/2005	Purchase	RH Fund 4, L.P.	15,173
12/19/2005	Purchase	RH Fund 4, L.P.	2,631
12/20/2005	Purchase	RH Fund 4, L.P.	8,681
12/21/2005	Purchase	RH Fund 4, L.P.	24,914
12/21/2005	Purchase	RH Fund 4, L.P.	5,390
12/22/2005	Purchase	RH Fund 4, L.P.	22,705
12/22/2005	Purchase	RH Fund 4, L.P.	36,097
1/3/2006	Purchase	RH Fund 4, L.P.	9,387
1/4/2006	Purchase	RH Fund 4, L.P.	9,415
1/5/2006	Purchase	RH Fund 4, L.P.	14,610
1/6/2006	Purchase	RH Fund 4, L.P.	23,174
1/9/2006	Purchase	RH Fund 4, L.P.	25,521
1/10/2006	Purchase	RH Fund 4, L.P.	33,557
1/11/2006	Purchase	RH Fund 4, L.P.	6,458
6/3/2004	Purchase	RH Fund 6, L.P.	1,901
6/4/2004	Purchase	RH Fund 6, L.P.	2,506
6/7/2004	Purchase	RH Fund 6, L.P.	1,403
6/8/2004	Purchase	RH Fund 6, L.P.	2,005
6/9/2004	Purchase	RH Fund 6, L.P.	6,516
6/10/2004	Purchase	RH Fund 6, L.P.	8,020
6/14/2004	Purchase	RH Fund 6, L.P.	4,010
6/15/2004	Purchase	RH Fund 6, L.P.	4,010
6/16/2004	Purchase	RH Fund 6, L.P.	2,005
6/17/2004	Purchase	RH Fund 6, L.P.	2,005
6/18/2004	Purchase	RH Fund 6, L.P.	3,007
6/21/2004	Purchase	RH Fund 6, L.P.	7,017
6/22/2004	Purchase	RH Fund 6, L.P.	5,012

6/23/2004	Purchase	RH Fund 6, L.P.	4,010
6/24/2004	Purchase	RH Fund 6, L.P.	6,015
6/25/2004	Purchase	RH Fund 6, L.P.	6,015
6/28/2004	Purchase	RH Fund 6, L.P.	5,012
6/29/2004	Purchase	RH Fund 6, L.P.	4,010
6/30/2004	Purchase	RH Fund 6, L.P.	6,015
7/1/2004	Purchase	RH Fund 6, L.P.	5,876
7/2/2004	Purchase	RH Fund 6, L.P.	4,897
7/6/2004	Purchase	RH Fund 6, L.P.	4,407
7/7/2004	Purchase	RH Fund 6, L.P.	2,938
7/8/2004	Purchase	RH Fund 6, L.P.	3,918
7/9/2004	Purchase	RH Fund 6, L.P.	2,938
7/12/2004	Purchase	RH Fund 6, L.P.	3,147
7/13/2004	Purchase	RH Fund 6, L.P.	3,147
7/14/2004	Purchase	RH Fund 6, L.P.	3,356
7/15/2004	Purchase	RH Fund 6, L.P.	3,147
7/16/2004	Purchase	RH Fund 6, L.P.	4,196
7/19/2004	Purchase	RH Fund 6, L.P.	2,320
7/20/2004	Purchase	RH Fund 6, L.P.	2,098
7/21/2004	Purchase	RH Fund 6, L.P.	3,147
7/22/2004	Purchase	RH Fund 6, L.P.	1,689
7/29/2004	Purchase	RH Fund 6, L.P.	3,147
7/30/2004	Purchase	RH Fund 6, L.P.	6,084
7/30/2004	Purchase	RH Fund 6, L.P.	524
1/4/2005	Purchase	RH Fund 6, L.P.	4,697
1/5/2005	Purchase	RH Fund 6, L.P.	2,684
1/6/2005	Purchase	RH Fund 6, L.P.	3,355
1/7/2005	Purchase	RH Fund 6, L.P.	2,684
1/10/2005	Purchase	RH Fund 6, L.P.	2,013
1/11/2005	Purchase	RH Fund 6, L.P.	2,013
1/12/2005	Purchase	RH Fund 6, L.P.	2,684
1/13/2005	Purchase	RH Fund 6, L.P.	2,684
1/14/2005	Purchase	RH Fund 6, L.P.	2,684
1/18/2005	Purchase	RH Fund 6, L.P.	2,684
1/19/2005	Purchase	RH Fund 6, L.P.	2,684
1/20/2005	Purchase	RH Fund 6, L.P.	3,355
1/21/2005	Purchase	RH Fund 6, L.P.	3,355
1/24/2005	Purchase	RH Fund 6, L.P.	2,684
1/25/2005	Purchase	RH Fund 6, L.P.	3,355
1/26/2005	Purchase	RH Fund 6, L.P.	2,684
1/27/2005	Purchase	RH Fund 6, L.P.	2,684
1/28/2005	Purchase	RH Fund 6, L.P.	2,684
1/31/2005	Purchase	RH Fund 6, L.P.	2,684
2/1/2005	Purchase	RH Fund 6, L.P.	2,284
2/2/2005	Purchase	RH Fund 6, L.P.	2,936
2/3/2005	Purchase	RH Fund 6, L.P.	2,936
2/4/2005	Purchase	RH Fund 6, L.P.	2,610
2/7/2005	Purchase	RH Fund 6, L.P.	4,242
2/8/2005	Purchase	RH Fund 6, L.P.	3,263

2/9/2005	Purchase	RH Fund 6, L.P.	3,589
2/10/2005	Purchase	RH Fund 6, L.P.	3,589
2/11/2005	Purchase	RH Fund 6, L.P.	3,263
2/14/2005	Purchase	RH Fund 6, L.P.	3,195
2/15/2005	Purchase	RH Fund 6, L.P.	3,263
2/16/2005	Purchase	RH Fund 6, L.P.	1,877
5/25/2005	Purchase	RH Fund 6, L.P.	1,748
5/26/2005	Purchase	RH Fund 6, L.P.	1,748
5/27/2005	Purchase	RH Fund 6, L.P.	1,311
5/31/2005	Purchase	RH Fund 6, L.P.	1,457
6/1/2005	Purchase	RH Fund 6, L.P.	918
6/2/2005	Purchase	RH Fund 6, L.P.	1,085
6/3/2005	Purchase	RH Fund 6, L.P.	1,085
6/6/2005	Purchase	RH Fund 6, L.P.	868
6/7/2005	Purchase	RH Fund 6, L.P.	868
6/8/2005	Purchase	RH Fund 6, L.P.	882
6/9/2005	Purchase	RH Fund 6, L.P.	1,239
6/10/2005	Purchase	RH Fund 6, L.P.	783
6/13/2005	Purchase	RH Fund 6, L.P.	783
6/14/2005	Purchase	RH Fund 6, L.P.	783
6/15/2005	Purchase	RH Fund 6, L.P.	1,044
6/16/2005	Purchase	RH Fund 6, L.P.	783
6/17/2005	Purchase	RH Fund 6, L.P.	1,175
6/20/2005	Purchase	RH Fund 6, L.P.	1,102
7/5/2005	Purchase	RH Fund 6, L.P.	1,137
7/6/2005	Purchase	RH Fund 6, L.P.	948
7/7/2005	Purchase	RH Fund 6, L.P.	1,706
10/4/2005	Purchase	RH Fund 6, L.P.	2,088
10/5/2005	Purchase	RH Fund 6, L.P.	3,874
10/6/2005	Purchase	RH Fund 6, L.P.	2,557
10/7/2005	Purchase	RH Fund 6, L.P.	2,580
10/10/2005	Purchase	RH Fund 6, L.P.	2,068
10/11/2005	Purchase	RH Fund 6, L.P.	2,587
10/12/2005	Purchase	RH Fund 6, L.P.	2,587
10/13/2005	Purchase	RH Fund 6, L.P.	3,104
10/14/2005	Purchase	RH Fund 6, L.P.	4,560
12/13/2005	Purchase	RH Fund 6, L.P.	1,957
12/14/2005	Purchase	RH Fund 6, L.P.	3,509
12/15/2005	Purchase	RH Fund 6, L.P.	3,175
12/16/2005	Purchase	RH Fund 6, L.P.	4,746
12/19/2005	Purchase	RH Fund 6, L.P.	5,907
12/19/2005	Purchase	RH Fund 6, L.P.	1,025
12/20/2005	Purchase	RH Fund 6, L.P.	3,380
12/21/2005	Purchase	RH Fund 6, L.P.	9,700
12/21/2005	Purchase	RH Fund 6, L.P.	2,099
12/22/2005	Purchase	RH Fund 6, L.P.	8,840
12/22/2005	Purchase	RH Fund 6, L.P.	14,054
1/3/2006	Purchase	RH Fund 6, L.P.	4,052
1/4/2006	Purchase	RH Fund 6, L.P.	4,064

1/5/2006	Purchase	RH Fund 6, L.P.	6,306
1/6/2006	Purchase	RH Fund 6, L.P.	10,002
1/9/2006	Purchase	RH Fund 6, L.P.	11,015
1/10/2006	Purchase	RH Fund 6, L.P.	14,484
1/11/2006	Purchase	RH Fund 6, L.P.	30,226
1/12/2006	Purchase	RH Fund 6, L.P.	90,393
1/13/2006	Purchase	RH Fund 6, L.P.	117,331
6/3/2004	Purchase	RH Fund 7, L.P.	1,063
6/4/2004	Purchase	RH Fund 7, L.P.	1,486
6/7/2004	Purchase	RH Fund 7, L.P.	832
6/8/2004	Purchase	RH Fund 7, L.P.	1,189
6/9/2004	Purchase	RH Fund 7, L.P.	3,864
6/10/2004	Purchase	RH Fund 7, L.P.	4,755
6/14/2004	Purchase	RH Fund 7, L.P.	2,378
6/15/2004	Purchase	RH Fund 7, L.P.	2,378
6/16/2004	Purchase	RH Fund 7, L.P.	1,189
6/17/2004	Purchase	RH Fund 7, L.P.	1,189
6/18/2004	Purchase	RH Fund 7, L.P.	1,783
6/21/2004	Purchase	RH Fund 7, L.P.	4,161
6/22/2004	Purchase	RH Fund 7, L.P.	2,972
6/23/2004	Purchase	RH Fund 7, L.P.	2,378
6/24/2004	Purchase	RH Fund 7, L.P.	3,566
6/25/2004	Purchase	RH Fund 7, L.P.	3,566
6/28/2004	Purchase	RH Fund 7, L.P.	2,972
6/29/2004	Purchase	RH Fund 7, L.P.	2,378
6/30/2004	Purchase	RH Fund 7, L.P.	3,566
7/1/2004	Purchase	RH Fund 7, L.P.	3,328
7/2/2004	Purchase	RH Fund 7, L.P.	2,773
7/6/2004	Purchase	RH Fund 7, L.P.	2,496
7/7/2004	Purchase	RH Fund 7, L.P.	1,664
7/8/2004	Purchase	RH Fund 7, L.P.	2,219
7/9/2004	Purchase	RH Fund 7, L.P.	1,664
7/12/2004	Purchase	RH Fund 7, L.P.	1,777
7/13/2004	Purchase	RH Fund 7, L.P.	1,777
7/14/2004	Purchase	RH Fund 7, L.P.	1,896
7/15/2004	Purchase	RH Fund 7, L.P.	1,777
7/16/2004	Purchase	RH Fund 7, L.P.	2,370
7/19/2004	Purchase	RH Fund 7, L.P.	1,311
7/20/2004	Purchase	RH Fund 7, L.P.	1,185
7/21/2004	Purchase	RH Fund 7, L.P.	1,777
7/22/2004	Purchase	RH Fund 7, L.P.	954
7/29/2004	Purchase	RH Fund 7, L.P.	1,777
7/30/2004	Purchase	RH Fund 7, L.P.	3,436
7/30/2004	Purchase	RH Fund 7, L.P.	296
1/4/2005	Purchase	RH Fund 7, L.P.	2,326
1/5/2005	Purchase	RH Fund 7, L.P.	1,329
1/6/2005	Purchase	RH Fund 7, L.P.	1,662
1/7/2005	Purchase	RH Fund 7, L.P.	1,329
1/10/2005	Purchase	RH Fund 7, L.P.	997

1/11/2005	Purchase	RH Fund 7, L.P.	997
1/12/2005	Purchase	RH Fund 7, L.P.	1,329
1/13/2005	Purchase	RH Fund 7, L.P.	1,329
1/14/2005	Purchase	RH Fund 7, L.P.	1,329
1/18/2005	Purchase	RH Fund 7, L.P.	1,329
1/19/2005	Purchase	RH Fund 7, L.P.	1,329
1/20/2005	Purchase	RH Fund 7, L.P.	1,662
1/21/2005	Purchase	RH Fund 7, L.P.	1,662
1/24/2005	Purchase	RH Fund 7, L.P.	1,329
1/25/2005	Purchase	RH Fund 7, L.P.	1,662
1/26/2005	Purchase	RH Fund 7, L.P.	1,329
1/27/2005	Purchase	RH Fund 7, L.P.	1,329
1/28/2005	Purchase	RH Fund 7, L.P.	1,329
1/31/2005	Purchase	RH Fund 7, L.P.	1,329
2/1/2005	Purchase	RH Fund 7, L.P.	1,164
2/2/2005	Purchase	RH Fund 7, L.P.	1,497
2/3/2005	Purchase	RH Fund 7, L.P.	1,497
2/4/2005	Purchase	RH Fund 7, L.P.	1,331
2/7/2005	Purchase	RH Fund 7, L.P.	2,162
2/8/2005	Purchase	RH Fund 7, L.P.	1,663
2/9/2005	Purchase	RH Fund 7, L.P.	1,830
2/10/2005	Purchase	RH Fund 7, L.P.	1,830
2/11/2005	Purchase	RH Fund 7, L.P.	1,663
2/14/2005	Purchase	RH Fund 7, L.P.	1,629
2/15/2005	Purchase	RH Fund 7, L.P.	1,663
2/16/2005	Purchase	RH Fund 7, L.P.	957
5/25/2005	Purchase	RH Fund 7, L.P.	1,190
5/26/2005	Purchase	RH Fund 7, L.P.	1,190
5/27/2005	Purchase	RH Fund 7, L.P.	892
5/31/2005	Purchase	RH Fund 7, L.P.	992
6/1/2005	Purchase	RH Fund 7, L.P.	632
6/2/2005	Purchase	RH Fund 7, L.P.	747
6/3/2005	Purchase	RH Fund 7, L.P.	747
6/6/2005	Purchase	RH Fund 7, L.P.	598
6/7/2005	Purchase	RH Fund 7, L.P.	598
6/8/2005	Purchase	RH Fund 7, L.P.	607
6/9/2005	Purchase	RH Fund 7, L.P.	847
6/10/2005	Purchase	RH Fund 7, L.P.	536
6/13/2005	Purchase	RH Fund 7, L.P.	536
6/14/2005	Purchase	RH Fund 7, L.P.	536
6/15/2005	Purchase	RH Fund 7, L.P.	714
6/16/2005	Purchase	RH Fund 7, L.P.	536
6/17/2005	Purchase	RH Fund 7, L.P.	803
6/20/2005	Purchase	RH Fund 7, L.P.	754
7/5/2005	Purchase	RH Fund 7, L.P.	727
7/6/2005	Purchase	RH Fund 7, L.P.	606
7/7/2005	Purchase	RH Fund 7, L.P.	1,090
10/4/2005	Purchase	RH Fund 7, L.P.	1,798
10/5/2005	Purchase	RH Fund 7, L.P.	3,337

10/6/2005	Purchase	RH Fund 7, L.P.	2,203
10/7/2005	Purchase	RH Fund 7, L.P.	2,222
10/10/2005	Purchase	RH Fund 7, L.P.	1,781
10/11/2005	Purchase	RH Fund 7, L.P.	2,228
10/12/2005	Purchase	RH Fund 7, L.P.	2,228
10/13/2005	Purchase	RH Fund 7, L.P.	2,674
10/14/2005	Purchase	RH Fund 7, L.P.	3,928
12/13/2005	Purchase	RH Fund 7, L.P.	1,113
12/14/2005	Purchase	RH Fund 7, L.P.	1,996
12/15/2005	Purchase	RH Fund 7, L.P.	1,806
12/16/2005	Purchase	RH Fund 7, L.P.	2,700
12/19/2005	Purchase	RH Fund 7, L.P.	3,360
12/19/2005	Purchase	RH Fund 7, L.P.	583
12/20/2005	Purchase	RH Fund 7, L.P.	1,922
12/21/2005	Purchase	RH Fund 7, L.P.	5,517
12/21/2005	Purchase	RH Fund 7, L.P.	1,194
12/22/2005	Purchase	RH Fund 7, L.P.	5,028
12/22/2005	Purchase	RH Fund 7, L.P.	7,994
1/3/2006	Purchase	RH Fund 7, L.P.	2,226
1/4/2006	Purchase	RH Fund 7, L.P.	2,233
1/5/2006	Purchase	RH Fund 7, L.P.	3,465
1/6/2006	Purchase	RH Fund 7, L.P.	5,496
1/9/2006	Purchase	RH Fund 7, L.P.	6,052
1/10/2006	Purchase	RH Fund 7, L.P.	7,958
1/11/2006	Purchase	RH Fund 7, L.P.	16,608
1/12/2006	Purchase	RH Fund 7, L.P.	49,667
1/13/2006	Purchase	RH Fund 7, L.P.	374

*                    Relational Investors LLC represents separate accounts managed by Relational Investors LLC as a general investment manager. These purchases relate to purchases for or relating to those managed accounts, except for 5,000 shares owned of record by Relational Investors LLC.